Cognos 2007 Annual Report

Committed to **GROWTH**



THE NEXT LEVEL OF PERFORMANCE™


EMPLOYEES
5000
4000
3000
2000
1000
0
275
250
225
200
175
150
03
04
05
06
07
Sales Reps
R&D
Other
Revenue per Employee (US$ thousands)
Revenue per employee based on period-end headcount


CASH (US$ millions)
750
600
450
300
150
0
03
04
05
06
07
Total Cash
Cashflow from Operations


NET INCOME AND OPERATING MARGIN*
160
120
80
40
0
20
15
10
5
0
03
04
05
06
07
Net Income (US$ millions)
Operating Margin (%)
* FY03 to FY06 results were adjusted to reflect the impact of FAS 123R which was adopted retrospectively in FY07


REVENUE (US$ millions)
1000
750
500
250
0
03
04
05
06
07
License Revenue
Support Revenue
Services Revenue

SAFE HARBOR FOR FORWARD-LOOKING STATEMENT

Certain statements made in this Annual Report, including the Letter to Shareowners, that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. Terms and phrases such as, "opportunity", "expected", "plans", "aimed at", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Such forward-looking statements relate to and include, among other things, our future operating margin; our market position; our solutions; sales force growth; priorities and areas of focus for fiscal year 2008; future opportunities; building our management team and future success.

These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include, but are not limited to, Cognos' transition to new products and releases, including Cognos 8 and customer acceptance and implementation of Cognos 8; a continuing increase in the number of larger customer transactions and the related lengthening of sales cycles and challenges in executing on these sales opportunities; the incursion of enterprise resource planning and other major software companies into the BI market; continued BI and software market consolidation and other competitive changes in the BI and software market the planning and cooperation required to install and operate our products in complex business environments; our ability to maintain or accurately forecast revenue or to anticipate and accurately forecast a decline in revenue from any of our products or services; our ability to identify, hire, train, motivate, retain, and incent highly qualified management/other key personnel (including sales personnel) and our ability to manage changes and transitions in management/other key personnel; fluctuations in our quarterly and annual operating results; currency fluctuations; our ability to develop, introduce and implement new products as well as enhancements or improvements for existing products that respond, in a timely fashion, to customer/product requirements and rapid technological change; risks associated with our international operations, such as the impact of the laws, regulations, rules and pronouncements of jurisdictions outside of Canada and their interpretation by courts, tribunals, regulatory and similar bodies of such jurisdictions; our ability to identify, pursue, and complete acquisitions with desired business results; the effect of new accounting pronouncements or guidance, including the impact of FAS 123(R); unauthorized use or misappropriation of our intellectual property; the effect of potential liability claims if our products or services fail to perform as intended; fluctuations in our tax exposure; as well as the risk factors discussed previously and in other periodic reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statement to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Letter to Shareowners

Fellow shareowners:

Cognos delivered a very strong year in fiscal 2007, realizing the returns on important investments we have made in our business and in our team. Highlights from the year included double digit license growth, a breakthrough performance for Cognos 8 Business Intelligence in its first full year of availability, and substantially strengthened operating margin and cash performances.

During the year, we fulfilled a number of strategic priorities for our shareowners:

1. Delivered the most innovative enterprise Performance Management solution in our industry, built on the foundation of Cognos 8;
2. Sharpened our focus on the success of our enterprise customers;
3. Enhanced our partner ecosystem for enterprise leadership;
4. Established the framework for continued improving margin performance; and
5. Strengthened our management team with experienced enterprise software leaders.

Our successful execution of these priorities laid the foundation of a strong financial performance in fiscal year 2007, and positions us well as we move into fiscal year 2008.

Financial Performance

Total revenue for fiscal year 2007 was $979.3 million, an increase of 12 percent from $877.5 million in fiscal year 2006. License revenue was $376.2 million, compared with $343.2 million for the prior fiscal year, an increase of 10 percent.

Net income on a U.S. GAAP basis for fiscal year 2007 was $115.7 million, compared with the prior year's net income of $108.6 million, an increase of 7 percent. Net income on a non-GAAP basis (excluding amortization of acquisition-related intangible assets, stock-based compensation expense and restructuring charges) for fiscal year 2007 was $159.9 million, compared with net income of $129.6 million a year ago, an increase of 23 percent. Earnings per diluted share (EPS) on a U.S. GAAP basis for fiscal year 2007 was $1.28, compared with $1.17 last fiscal year. EPS on a non-GAAP basis (excluding amortization of acquisition-related intangible assets, stock-based compensation expense and restructuring charges) for fiscal year 2007 was $1.77, compared with $1.40 last fiscal year.

Our U.S. GAAP operating margin for the year was 12.1 percent, compared with 13.5 percent last year. Non-GAAP operating margin was 18.0 percent, compared with 16.5 percent a year ago.

Our balance sheet remains strong. We ended the fiscal year with $691.9 million in cash, cash equivalents, and short-term investments.

Driving Growth

The achievement of our five strategic priorities established the foundation for our growth in fiscal year 2007, and set the direction for a confident, successful future for Cognos.

Solution Leadership

In its first full year of availability, Cognos 8 established itself as the leading platform for enterprise Business Intelligence (BI), and the foundation for the industry's most complete, independent solution for Performance Management.

Our core BI license revenue growth was 12 percent for the fiscal year, on the strength of $238 million in license revenue from Cognos 8. The vast majority of our 59 contracts greater than $1 million in the year included Cognos 8, reflecting the unique strength and design of this solution for the enterprise.

We also achieved solid results from our Performance Management applications. Cognos 8 Planning continues to be a strategic offering within our portfolio, typically driving at least one dollar of BI revenue for every dollar of Planning revenue. Cognos 8 Controller demonstrated its promise as a differentiating solution in the Office of Finance, with notable growth in North America this year. And Cognos 8 Workforce Performance, our new analytic application for human capital management ("HCM"), has now been selected by four of the leading global business process outsourcing companies for integration into their HCM solutions.

Our acquisition of Celequest, a provider of real-time operational dashboards, combined with the innovation of our new Cognos 8 Go! Mobile, Microsoft Office Connection and Search capabilities position us strongly for even greater solution success in fiscal year 2008.

Enterprise Customer Success

The strength of our innovation in fiscal year 2007 was complemented by investments across our business in the service and success of our enterprise customers.

We expanded our sales force headcount to 374, an increase of 23 over last fiscal year, and we plan to grow our sales force further in fiscal 2008, targeting to reach over 400 sales personnel. We saw outstanding performance from our new Global Major Accounts sales team, which focuses on our largest 120 accounts. We are further expanding this team as well for fiscal 2008. We strengthened our customer support and services capabilities, driving a combined 13 percent revenue growth for the year. And we continued to expand our unique Performance Blueprint series, with 12 new best-practices Blueprints designed to help customers realize faster and greater returns from their Cognos deployments.

In fiscal year 2008, we will continue to invest in providing our customers a complete Performance Management partnership experience, with stronger professional services, support and best-practices capabilities, together with further expansion of our channel capacity.

Enhanced Partner Ecosystem

Building a strong and broad network of partners is fundamental to our ongoing success in the enterprise software market. Virtually all of our largest and most strategic enterprise relationships include significant partner engagement.

In fiscal year 2007, we continued to advance industry-leading partnerships with top system integrators, including Accenture, BearingPoint and Deloitte. We also announced new technology partnerships with companies such as

Google and Research In Motion to drive value-add, and further differentiate our solutions for the enterprise opportunity.

We remain very optimistic about the future opportunity provided by all of our strategic partner relationships.

Strong Operating Margin Performance

We entered fiscal year 2007 with a focus on achieving double-digit revenue growth for the year, while at the same time driving a strong operating margin performance.

In September, we took measures to accelerate operating margin expansion and improve operating efficiency, while at the same time continuing to invest in our growth opportunity. These measures included a workforce reduction of 204 personnel, primarily in management and non-revenue generating positions, combined with continued investment in our sales and services capacity. On the strength of this action, we ended the fiscal year with a significantly improved operating margin performance and 12 percent revenue growth.

We remain committed to achieving these revenue and margin targets as we move into fiscal year 2008.

Proven Leadership Team

Finally, and perhaps most importantly, we continue to add to the strength and experience of leadership team.

In May 2006, we announced the appointment of Les Rechan as our Chief Operating Officer. Les, a veteran of enterprise software leaders including IBM, Siebel and Oracle, brings experience, energy, focus and discipline to our customer-facing operations. More recently, we announced the appointment of Mel Zeledon, formerly of Hyperion, Siebel, and Oracle to lead our global partnering efforts, and Philippe Duranton, formerly of Gemplus, Vivendi Universal and Thales, as our new Senior Vice President of Human Resources.

We truly believe that we have one of the strongest and most cohesive management teams in the software industry, and we will continue to build on this strength in fiscal year 2008.

A Strong Foundation for a Bold Future

As we begin fiscal year 2008, our commitment to growth, customer success and shareholder value remains steadfast. Our results in fiscal year 2007 reflect our successful efforts to advance our solutions, sharpen our customer focus, expand our partnerships, improve our execution and strengthen our team. I am confident that we will continue to build upon these successes in fiscal year 2008 and beyond.

Thank you for your continuing support of Cognos

Sincerely,

Rob Ashe
President and CEO

Cognos Incorporated
Unaudited Reconciliation of Non-GAAP Adjustments
(US$000s except share amounts, U.S. GAAP)

The following tables reflect selected Cognos' non-GAAP results reconciled to GAAP results:

	Years ended February 28,	
	2007	2006
Operating Margin Percentage		
GAAP Operating Margin Percentage	12.1%	13.5%
Plus:		
Amortization of acquisition-related intangible assets	0.7	0.8
Stock-based compensation expense	2.5	2.2
Restructuring charge	2.7	-
Non-GAAP Operating Margin Percentage	18.0%	16.5%
Net Income		
GAAP Net Income	$115,697	$108,576
Plus:		
Amortization of acquisition-related intangible assets	6,861	6,655
Stock-based compensation expense	24,594	19,500
Restructuring charge	26,713	-
Less:		
Income tax effect of amortization of acquisition-related intangible assets	(2,562)	(2,512)
Income tax effect of stock-based compensation expense	(5,099)	(2,595)
Income tax effect of restructuring charge	(6,313)	-
Non-GAAP Net Income	$159,891	$129,624
Net Income per diluted share		
GAAP Net Income per diluted share	$1.28	$1.17
Plus:		
Amortization of acquisition-related intangible assets	0.08	0.07
Stock-based compensation expense	0.27	0.21
Restructuring charge	0.29	-
Less:		
Income tax effect of amortization of acquisition-related intangible assets	(0.03)	(0.02)
Income tax effect of stock-based compensation expense	(0.05)	(0.03)
Income tax effect of restructuring charge	(0.07)	-
Non-GAAP Net Income per diluted share	$1.77	$1.40

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended FEBRUARY 28, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period From ________ To ________

Commission File Number 0-16006

COGNOS®

COGNOS INCORPORATED
(Exact Name Of Registrant As Specified In Its Charter)

CANADA
(State Or Other Jurisdiction Of Incorporation Or Organization)

98-0119485
(IRS Employer Identification No.)

3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9
(Address Of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (613) 738-1440

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares Without Nominal or Par Value	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES X NO __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(6) of the Act.
YES __ NO X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES X NO __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X   Accelerated filer __   Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)
YES __ NO X

The aggregate market value of Common Shares held by non-affiliates of the registrant, based on the last reported sales price of the Common Shares on the Nasdaq Global Select Market on August 31, 2006, the last business day before the end of our second quarter of fiscal 2007, was approximately U.S. $2,918,000,000.

As of April 16, 2007, 89,874,634 Common Shares, without nominal or par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its Annual and Special Meeting of Shareholders to be held on June 21, 2007 are incorporated by reference into Part III, Items 10-14.

REPORTING CURRENCY

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

TRADEMARKS

Cognos, the Cognos logo, Cognos Innovation Centre for Performance Management, Axiant, Celequest, Databeacon, DecisionStream, Frango, Impromptu, NoticeCast, PowerHouse, PowerPlay and ReportNet are trademarks or registered trademarks of Cognos Incorporated in the United States and/or elsewhere. All other trademarks or trade names referenced in this annual report on Form 10-K are the property of their respective owners.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Cognos Incorporated ("**Cognos**" or the "**Corporation**"), a Canadian corporation founded in 1969, is a global leader in business intelligence ("**BI**") and performance management ("**PM**") software solutions. Our solutions help organizations plan, understand, and manage financial and operational performance. Our solutions achieve this by supporting effective decision-making at all levels of the organization through the consistent reporting and analysis of data derived from various sources, and enabling our customers to understand and monitor current performance while planning future business strategies. Management believes that, using our software, our customers can plan and manage the performance of all aspects of their business and gain valuable insights that can be used to improve operational effectiveness, enhance customer satisfaction, and accelerate corporate response times to changes in business conditions, all with a view to increasing revenues and profits. Our integrated solutions consist of our BI components, PM solutions, and analytical applications.

In fiscal 2007, we continued to invest in our BI solutions which are the foundation of our performance management solution strategy. We released Cognos 8 Business intelligence ("**Cognos 8 BI**"), version 8.2, the latest update of the Cognos 8 BI product, with improvements in performance and quality as well as new capabilities designed to increase our reach to more users in the enterprise. Cognos 8 BI provides coverage for production and business reporting, dashboarding, query, analysis, metrics management and interactive scorecarding, event management and data management on a modern, enterprise-class services-oriented architecture ("**SOA**"). With Cognos 8 BI, we believe our product portfolio is the most comprehensive and technologically advanced in the BI market. Since its initial release in fiscal 2006, our existing customers have embraced Cognos 8 BI for new applications and many new and existing customers are using Cognos 8 BI as their business intelligence standard.

We also continued to invest in our performance management applications. In January 2007, we acquired Celequest Corporation (**"Celequest"**), a provider of operational business intelligence solutions based in Redwood City, California to extend the reach of the Cognos® solution to include self service dashboard creation and real-time information monitoring.

In April 2006, we announced Cognos 8 Workforce Performance, a next-generation analytic application geared to helping organizations better manage and optimize their human resources. This application is the first of a suite of next-generation analytical applications that are based on an adaptive application framework that dramatically increases business agility while also reducing costs and the need for scarce IT resources.

Our customers can strategically apply our software solutions across their extended enterprise to address their need for performance management. By allowing timely analysis of data from disparate systems, PM enables organizations to measure execution against business strategy to determine whether the two are aligned at all levels. Our solution allows users to effectively direct the full management cycle with planning, budgeting, consolidation, reporting, analysis, and scorecarding capabilities.

Our integrated solutions provide a scalable and secure web-based environment that is easy to use and deploy across the extended enterprise, which includes the organization, its customers, suppliers, and partners. The component-based nature of our software allows customers to purchase functionality that fits their particular needs and allows them to easily expand their capabilities as required.

We focus on developing direct relationships with Global 3500 companies and large public sector organizations. Our direct sales force generated approximately 71% of our software license revenue for our fiscal year ended February 28, 2007. At year end, we had 58 sales offices in 26 countries. In addition, we offer our customers a broad range of support and consulting services aimed at providing the highest level of customer satisfaction. We also have an extensive partner network to complement this activity.

We have an extensive and expanding global customer base with over 23,000 customers located in more than 135 countries. In fiscal 2007, we had total revenue of $979.3 million, of which approximately 58% was derived in the Americas, 34% in our Europe Region, and 8% in our Asia/Pacific Region. For financial information about geographic areas, see the *Revenue* section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and Note 13 *Segmented Information* in the Notes to the Consolidated Financial Statements contained in Item 8, Financial Statements and Supplementary Data of this Form 10-K.

PRODUCTS

Our integrated solutions consist of our BI capabilities, performance management solutions, and analytical applications. These components are supported by software services for administration, deployment, integration, and extraction, transformation, and loading ("**ETL**").

BI Capabilities

The majority of our BI capabilities, including reporting, analysis, managed dashboarding, and scorecarding, are delivered as part of Cognos 8 BI. First introduced in September 2005, Cognos 8 BI has become the fastest growing product in Cognos' history, with many customers now choosing to standardize on a single platform for their business intelligence needs. The latest release, version 8.2, became generally available in February 2007. It offers improvements in performance and quality as well as new capabilities which are designed to increase our reach to more users in the enterprise.

Cognos 8 BI is built on the web Services-oriented Architecture "**SOA**" first released with Cognos ReportNet®. A modern platform, SOA is designed to provide high scalability and openness, integrating with and leveraging customers' existing infrastructure. It is based on industry standards, such as extensible markup language ("**XML**"), simple object access protocol ("**SOAP**"), and web services description language ("**WSDL**"), and is the foundation for Cognos' BI and performance management solutions.

This flexible, open platform enables Cognos and its partners to quickly develop value-added solutions. For example, in fiscal 2007, Cognos introduced Cognos 8 Go! Mobile, Search, and Office – innovative ways to access Cognos BI content on mobile devices, through enterprise search and within Microsoft Office™ applications. These new access options better leverage the Cognos 8 platform and extend its value by enabling broader user adoption throughout the enterprise.

The acquisition of Celequest in January 2007 enhanced Cognos' BI portfolio through the addition of real-time operational dashboards. With a similar web-based SOA to Cognos 8, the Celequest™ dashboards are immediately interoperable with Cognos 8 BI.

Our BI capabilities are delivered through zero-footprint, web-based interfaces, easing deployment and use, and offer the following functionality:

Reporting and Query. As part of the full range of BI capabilities available in Cognos 8 BI, Cognos 8 reporting, formally named Cognos ReportNet, is our next-generation web-based query and reporting solution that has been developed to specifically satisfy enterprise reporting requirements. It delivers

production reports such as invoices and statements as well as ad hoc query, managed reports, a broad range of business reports, and dashboards from relational and on-line analytical process ("**OLAP**") data sources.

Our pre-existing reporting and query components are Impromptu® Web Reports and Cognos Query respectively, which are part of Cognos BI Series 7 capabilities. Customers can continue to purchase these products as we continue to update them to meet customer needs and extend their investments.

Analysis. Our analysis capability, Cognos 8 analysis, enables business users to perform their own ad hoc analysis against OLAP and dimensionally modeled relational data by investigating, in any combination and at any level, the critical success factors that drive their business. In a single view, users can perform side-by-side comparisons at different levels of detail. Since analysis leverages the Cognos 8 platform, organizations can deploy and manage OLAP from a central point of control. Users can manipulate information by "drilling down" through layers of summary information in successively greater levels of detail and can present the information in multiple graphical displays.

Our pre-existing solution for analysis is Cognos PowerPlay®. We continue to update the Series 7 version of Cognos PowerPlay to reflect the changing requirements of our large customer base, and customers can continue to purchase it. The continued support of this product allows us to provide a common architecture for our customers using Cognos PowerPlay 7.3 along with Impromptu Web Reports 7.3. As well, Cognos PowerPlay is interoperable with Cognos 8 BI, enabling customers to deploy both products concurrently.

Dashboarding and Scorecarding. For customers needing to see a snapshot of their business and measure their performance against key metrics that drive it, Cognos offers a full spectrum of dashboarding capabilities as well as full-featured metrics management and scorecarding capabilities.

To monitor performance, Cognos now offers managed dashboards delivered through Cognos 8 BI, as well as the real-time, self-service operational dashboards delivered through the newly acquired Celequest technology. Dashboards generated in Cognos 8 BI take advantage of a single authoring environment and the robust scheduling as well as the capability to distribute reports to multiple users, all associated with professional authoring. The real-time operational dashboards provide users with the ability to easily create and edit their own dashboards, and to continuously monitor information that affects their specific area of the business. Delivered as a network appliance or through a Software-as-a-Service ("**SaaS**") model, operational dashboards are fast and low-cost to set up, and enable customers to satisfy the needs of operational managers in their organizations.

To measure performance against key metrics, Cognos 8 BI also includes scorecarding. Formally offered through a standalone offering named Cognos Metrics Manager, Cognos 8 scorecarding includes new functionality for interactivity and collaboration. With Cognos scorecarding, users can view and interact with scorecards that contain key performance metrics and can analyze each metric individually in order to understand the drivers of performance. By linking the company's strategy and goals to execution through metrics, users can get a clear picture of the performance of the whole business. In addition, metrics are linked to the Cognos 8 BI layer for further reporting and analysis.

Mobile, Search, and Office Consumer Options. To enable customers to deploy BI more broadly across the organization, Cognos offers flexible access options that leverage the centralized BI content, security and report authoring of Cognos 8 BI.

First introduced in fiscal 2007, Cognos 8 Go! Mobile enables executives, managers and mobile workers to access BI content anytime, anywhere. With a rich client interface that optimizes viewing and

interactivity, Cognos 8 Go! Mobile enables BlackBerry® users to work with the same reports that are delivered on the Web through Cognos 8 BI.

Also announced in fiscal 2007, Cognos 8 Go! Search enables Cognos 8 BI users to find content more easily, and enables any user in the organization to take advantage of Cognos 8 BI content through integration with enterprise search. Cognos 8 Go! Search integrates with leading enterprise search solutions such as FAST®, Autonomy®, IBM Omnifind™, and Google™ OneBox.

For users wanting to work with BI content within the Microsoft Office environment, Cognos 8 Go! Office enables users to insert centrally-controlled, refreshable Cognos BI content within Microsoft Excel®, PowerPoint®, or Word. Formally delivered as Office Connection in 2005, Cognos 8 Go! Office has been updated in fiscal 2007 with expanded functionality and compatibility with the Cognos 8 platform.

Event Management. As part of the full range of BI capabilities available in Cognos 8, Cognos 8 event management helps to bring focus to critical and timely BI content. By monitoring changes in compound data conditions, event management can alert and notify users, via email or the web, of changes in performance. Along with the notification based on the state of the event, users receive BI content that gives context to decision-making. Cognos 8 event management includes many enhancements and leverages the modern architecture of the Cognos 8 platform.

Performance Management Solutions

In our solution for PM, we offer products that address the need for organizations to link reporting and analysis to organizational goals and strategies. These solutions span company functions and processes and define the parameters for performance in scorecards, plans, and budgets. They also help structure, automate, and control processes that relate to governance and compliance such as consolidation and corporate reporting.

Planning, Budgeting, and Forecasting. Cognos Planning delivers budgeting, planning, forecasting, and the related financial reporting in one solution to help customers drive, monitor, and report on financial performance. Cognos Planning includes:

- flexible modeling for a variety of financial and non-financial planning based on business measures, ratios, and sophisticated calculations under the control of financial planners;

- collaboration with workflow to extend the planning process across the organization, with business managers controlling their own business plans in the context of an overall corporate plan; and

- high participation and ease of use so that users can enter, analyze, and adjust plan data and model parameters in any way, including top-down analysis or using break-back calculations, which fill in values to arrive at a set total.

The solution enables business and financial managers to collaborate to define the scope of their plan, including restructuring and re-organizing, using zero-based budgeting or providing a starting point based on the previous year's trends, as well as providing up-to-date forecasts. Managers can collaborate and delegate planning details to lower-level managers to receive a complete and detailed operational and financial view, making the process of gathering information and distributing it to relevant stakeholders easy to administer. In addition, the solution integrates up-to-date data when available from other systems with user-supplied forecasts and the overall enterprise plan.

Financial Consolidation. Cognos Controller helps customers structure, automate, and control the statutory, financial, and management reporting process. The consolidation environment handles multiple reporting and consolidation standards such as U.S. Generally Accepted Accounting Principles ("**GAAP**"), International Accounting Standards, and International Financial Reporting Standards; intercompany elimination and reconciliation; multicurrency translation; complex ownership calculations; and financial consolidation rules. In addition, Cognos Controller offers packaged application functionality that dramatically reduces customer-specific customization, calculation scripting, and report creation. In December 2005, we released Cognos Controller Version 8.1 which included full integration with Cognos 8 BI, direct two-way integration with Microsoft Excel, full web enablement, and additional support for compliance requirements.

Our pre-existing consolidation component, Cognos Finance, presents users with an all-in-one solution. Cognos Finance supports most mid-size and some larger enterprises by providing a unified view of performance, in multiple currencies, and performs the necessary roll-up, eliminations, allocations, and adjustments required as a part of the budgeting, consolidation, and financial reporting process. Customers can continue to purchase Cognos Finance. We continue to update Cognos Finance to reflect the changing requirements of our customer base.

With the acquisition of Frango AB in September 2004, we also acquired Frango® Consolidator which we continue to support. This consolidation and financial reporting solution helps organizations structure, automate, and control this important financial process. Customers can continue to purchase Cognos Consolidator.

Scorecarding. Delivered as part of Cognos 8 BI, scorecarding is an important offering as part of our PM solution for the office of finance.

Analytical Applications. A trend in the market for BI is the demand for pre-packaged solutions that shorten time-to-benefit. We have developed our analytical applications as integrated solutions to make it easy for customers to combine appropriate capabilities and to deploy them quickly. Our analytical applications are flexible and extensible because they are built upon the foundation of our BI components and each application includes a pre-built data warehouse and comprehensive packaged content. Customers are able to change models, create new reports, and perform new analyses by using our BI components in conjunction with our analytical applications. These applications can reduce the time, effort, and cost required for an organization to gain a competitive advantage from BI and can help it realize returns on investment more quickly from operational applications such as enterprise resource planning ("**ERP**") implementations. Our solution is designed to extend the value of a customer's ERP system, transforming operational data into consistent, reliable information optimized for reporting and analysis.

- *Worforce Analytics.* During fiscal 2007, we launched Cognos 8 Workforce Performance. This product takes advantage of a next generation adaptive application framework using Cognos 8 BI's open, modern services-oriented architecture. Cognos 8 Workforce Performance focuses on delivering insight through packaged analytics in the areas of headcount and turnover, compensation and employee performance. This analytic content is configurable to reflect a company's HR best practices, and can be easily modified or extended as business needs evolve.
- *Financial Analytics.* With Cognos Performance Applications, users gain access to their organization's key information in seven areas of the business: accounts receivable, accounts payable, general ledger, inventory, procurement, production, and sales. These coordinated, departmental-specific analytical applications allow users to build an enterprise-wide view of their organization incrementally and strategically.

Management and Integration Software Services

Across our BI components, performance management applications, and analytic applications, we provide software services for administration, deployment, integration, and ETL to deliver highly integrated and expandable solutions. Customers who purchase one of our solution components are also offered the software services for administering and deploying them as integrated parts of the solution. With these software services, our customers can more quickly and easily deploy the server-based capabilities to users. In addition, this approach facilitates a customer's ability to add new capabilities because additional components can be easily plugged into the existing software services. This flexibility is critical as customers' requirements change and as we introduce new capabilities to our solutions.

Our software services operate in a single, integrated environment. The scalability of the architecture allows organizations to deliver BI applications to a large and broad user community across the extended enterprise. Our software services consist of the following:

Administration Services. Our software administration services allow IT managers to manage and maintain installation and configuration of our servers. In addition, we provide data modeling that drives consistency and adaptability of our solution. Our modeling is designed to present information stored in corporate databases in a consistent format so that managers have a common foundation for evaluating business performance and making key business decisions. Each manager can be provided with a personalized view of information, as well as a common view of business performance that permits the rapid coordination of management decisions and actions. In addition, common business rules, calculations, and goals, such as the definitions of profitability, cash flow, and return on investment, are visible and shared by all users, which provides managers with a consistent view of the business.

Deployment Services. Our software deployment services provide security and content delivery and management for users across the extended enterprise. With our security, IT managers can address both authentication, which confirms the user's identity, and authorization, which determines what information users have the right to view. With open security standards, Cognos security can be easily integrated with other enterprise security systems. Our own portal services for content delivery and management can be customized to fit seamlessly in an existing company portal or intranet/extranet environment and is designed so that users view only the content they have authority to access. It can be customized to present application content in a format that is familiar and appropriate to each user and also allows for sharing of information and collaboration among many users.

Integration Services. Our software integration services provide the ability to integrate with and leverage customers' existing applications and infrastructure. These capabilities are based on web-services and leverage industry standards including XML, SOAP, and WSDL, and provide an open environment for external enterprise application integration, customization, and automation of many aspects of our solution. Standards-driven, fully-documented application program interfaces allow customers to customize their applications to best serve their users' needs.

ETL Services. Our software ETL service, Cognos 8 data management, which shipped as part of Cognos 8, is the renamed next version and natural upgrade for supported customers with Cognos DecisionStream™. Our ETL service is optimized for modeling, transforming, and creating high-speed, scalable analytical data warehouses that have embedded knowledge of the BI applications they will serve, thereby enabling faster deployment and user acceptance of these applications. Our ETL services and BI components work together so that many of the calculations and analytic operations can be performed at the database level, which can dramatically improve response time and network traffic loads. Organizations can build analytical data warehouses that span the extended enterprise, ensuring

consistency and rapid adoption of changes. This service forms the basis for our analytic applications and is the critical component for information consistency for PM.

Application Development Tools

We have a legacy line of products based on application development products marketed under the PowerHouse®, PowerHouse® Web, and Axiant® names. PowerHouse is an application development environment that enables customers to quickly develop complex business applications. We believe there has been a fundamental shift over the past several years away from application development environments towards packaged solutions. The large majority of organizations now choose to buy their next generation of business systems, rather than attempt to build these corporate applications internally. Our strategy for this mature part of our business is focused on maintaining the product and supporting our existing customers. Product support is the largest source of revenue from these customers, and as a result, we expect to continue to update our application development products to reflect the changing requirements of our customers. We expect our revenue from application development tools to continue to decline as customers focus on the next generation of our PM solution.

GLOBAL CUSTOMER SUPPORT AND SERVICES

Support, consulting, and training services are a critical part of our BI, performance management, and analytic applications solutions. We offer a wide variety of packaged and on-demand services to assist our customers with the installation, deployment, and effective use of our solutions. As customers increase the deployment of our products throughout the extended enterprise and as the value and complexity of implementations increase, we believe that our customers will increasingly demand additional services. Growth in our services revenue is highly correlated with increases in our license revenue, and our ability to deliver services in a timely and effective manner is a large and expanding part of our complete solution.

We offer our customers a broad range of support, consulting, and training services aimed at providing the highest level of customer satisfaction. These services include:

Support Services

Support services consist primarily of product continuation (downloads of releases and advisories), online support (case logging and management, documentation, Knowledge Base, proven practices, etc.) and assisted support (telephone support for product problem resolution.) Telephone support and web-based customer self-service support are key to customer satisfaction and are available worldwide. Our web-based support service provides our customers with continuous online answers to their product questions. Support customers are also entitled to receive product and documentation enhancements on a when and if available basis.

Consulting Services

We offer a variety of consulting services to assist our customers with project management and planning, architecture design, training needs assessment, and successful deployment. These service offerings are billed on a daily basis at competitive rates or are provided as packaged services for a particular project or task over a specific time frame. The flexible framework of these services is designed to be used alongside partner and customer project teams. Our consulting services are aimed at guiding our customers from early stages of a Cognos project through the solution implementation process. In addition, we have specific consulting services offerings for our largest enterprise customers with customized senior engagement management. These consultants work onsite with large customers in an effort to optimize application and deployment strategies so that customers can make maximum use of our existing and

emerging products and services, with the aim of delivering the highest degree of success and return on investment.

Training Services

Customers typically require specialized training when they purchase our solution. In addition, we believe that customer training helps maximize the potential productivity gains from our products. We provide instructor led classroom training at Cognos training centers, on-site at customer locations and at authorized partner training centers. We also offer multiple self-paced training courses (computer based training courses and recordings). We offer courses on individual product components as well as courses on a solution approach. All of our training offerings can be customized to incorporate a customer's corporate data to enhance and accelerate the learning experience. Cognos training offerings are scalable to a customer's needs and can be purchased as single or enterprise licenses.

CUSTOMERS

Over 23,000 customers located in more than 135 countries have deployed our BI, performance management, and analytic application solutions. Our primary target market is Global 3500 companies and large public sector organizations. We also license our products to a broad base of small and medium-size enterprises.

Although our software solution is a complete solution for the extended enterprise, our customers typically purchase in stages. The first stage usually involves the purchase of a component of our solution to address a particular departmental requirement. The second stage usually involves purchases by other departments within that organization, often for applications that are closely related to the initial purchase, or purchases of additional components by the same department, or the addition of more users of the initial implementation. In many cases, there are a number of purchases in several departments of an organization before a customer makes the decision to standardize and deploy our solution on an enterprise-wide basis. Organizations are realizing a reduced total cost of ownership opportunity by standardizing on a single vendor.

We view our large customer base as a significant asset. Because our services make it easy for customers to add new capabilities to the established infrastructure, our current customer base represents a significant market for additional BI, performance management, and analytical application sales.

Our solutions can be deployed across all industries. Data-intensive businesses, such as financial services, insurance, healthcare, and government, as well as industries that are under competitive pressure to continually improve their business processes, such as retail, pharmaceuticals, automotive, consumer packaged goods, and other manufacturing companies, have been the leaders in adopting enterprise-wide solutions. We have a broad customer base with no single customer accounting for 10% or more of our total revenue in any of the last three fiscal years.

SALES AND MARKETING

We use an international, multi-tiered channel distribution system to reach customers on a cost–effective basis. We support these channels with an extensive organization of pre-sales and post-sales technical specialists. Our worldwide sales and marketing organizations are led from our Burlington, Massachusetts location.

Sales Channels

The principal elements of our distribution system are as follows:

Direct Sales. We use a direct sales force in all major markets as the primary channel for distribution. Our direct sales force generated approximately 71% of our software license revenue for fiscal 2007. We believe our quota-carrying direct sales force increases our visibility and market penetration, ensures long-term customer contact, and facilitates sales of additional products. As the demand for enterprise-wide BI solutions grows, we intend to strengthen our relationships with senior executives of organizations as purchasing decisions for our products are often made at the senior level. As of February 28, 2007, we employed approximately 374 sales representatives in 58 sales offices located in 26 countries.

Third Parties. In order to extend our coverage, we market and sell our products through third party channels, which include resellers, OEMs, and distributors. Examples include:

- OEMs such as Symantec, Avaya, Infor, Fujitsu, Manugistics, and Onyx.
- Resellers such as CBH, Genware, Inca, ISA, Niteo, Simpson Associates, Sky Solutions, and Teradata.

Telesales. We use telesales representatives in certain areas to sell products, support, and services, primarily to our installed customer base.

We support our sales channels with lead generation and marketing programs, including direct mail, public relations, advertising, telemarketing, web-based programs, promotional seminars, and participation in trade shows and user group meetings.

Marketing and Technology Relationships

Cooperative marketing arrangements with hardware and software vendors and professional services organizations provide us with additional visibility in the marketplace. These relationships permit our sales force to work closely with the sales representatives of these vendors and enable prospective customers to evaluate software applications, services and, in certain instances, hardware together as a complete solution. Our marketing relationships can be classified into two broad categories:

Technology Partners Our technology partners consist of industry-leading database, server, middleware, enterprise application, OLAP server, internet, and connectivity technology companies, including HP, IBM, Microsoft, Salesforce, Oracle, SAP, Sun, and Teradata. We partner with these companies to ensure that our solution is compatible with their products.

Consulting Partners. Our consulting partners consist of accounting firms, large consulting firms, system integrators, information technology consulting organizations, and certified resellers, including: IBM Global Services, Accenture, Deloitte, Capgemini, EDS, Tata Consultancy Services, and BearingPoint. These companies implement BI, data warehousing, enterprise planning, and performance management solutions.

These marketing and technology relationships also provide us with the opportunity to market our products together with other packaged solutions. We believe that solution-selling can shorten sales cycles and increase our sales opportunities.

We also participate in cooperative marketing and technology programs with hardware, software, and database vendors, including the following program roles: HP Developer and Solution Partner Program, Microsoft Data Warehousing Alliance Partner, Microsoft Certified Partner, Salesforce AppExchange, Oracle Partner Network Certified Level Partner, SAP Technology and Content Partner Program, SAP Software Partner Program with Certified Integration, Teradata Software Partner Program, Blackberry®

ISV Partner, Macromedia ISV/Alliance Partner, BEA Star Partner Program, Sun Developer Connection Partner Program, SunTone Certified, Sun iForce℠ Partner Program, and Sybase Open Solutions™ CODE Partner.

In addition, in fiscal 2006 we entered into a global strategic alliance with IBM. This strategic alliance represents a significant commitment by both companies to provide clients with open standards-based business solutions that will allow them to leverage their existing IT assets, lower costs, and provide flexibility regarding their choice of operating environments, including Linux®. Building on our existing relationship, this strategic alliance tightened the integration between Cognos and IBM across all areas of the organizations including software, hardware, services, marketing, and joint product development.

Marketing

We recognize the importance of a complete and focused marketing effort. We divide our marketing organization between corporate marketing and field marketing. These two groups are coordinated to provide a consistent market message and presence, and effective market coverage for Cognos, which includes targeted marketing and programs to industry verticals and functional departments such as IT and Finance. Our corporate marketing focuses on increasing "Cognos" brand awareness and visibility through advertising, public and analyst relations, events, sponsorship, direct marketing programs, our corporate website, and sales collateral. This team also has responsibility for sales effectiveness programs including sales training, competitive analysis, and our strategic account programs. These corporate functions are led from our Burlington, Massachusetts office, with the majority of staff in Ottawa, Ontario, Canada. We have deployed our field marketing organization throughout the world. This group is responsible for sales lead generation and local marketing programs, such as trade shows, seminars, direct mail programs, and user group meetings and conferences, to help create local visibility and healthy sales pipelines.

Cognos Innovation Center for Performance Management

In fiscal 2007, Cognos expanded the mandate of the Cognos Innovation Center for Performance Management™ to help our customers drive the strategic deployment of BI and Performance Management applications on an enterprise scale. The Cognos Innovation Center now helps promote the best practice use of our solutions so that customers can successfully deliver performance management improvement and business intelligence competency enterprise-wide. The Cognos Innovation Center brings together leading customers, practitioners, and Cognos experts in a forum of information gathering and exchange. This information is then distributed to other customers through pre-built models and business content called "Performance Blueprints" focused on specific planning, consolidation, and reporting processes, best practice methods and materials, and face-to-face meetings.

RESEARCH AND DEVELOPMENT

We believe that our talented and experienced research and development staff is one of our core strengths. Our research and development efforts are aimed at enhancing and extending our existing BI solution, our performance management solution, our analytic applications, and creating new products. As of February 28, 2007, our research and development staff consisted of approximately 889 employees. Research and development is undertaken primarily at our corporate headquarters in Ottawa, Ontario, Canada, and also at our facilities in Minneapolis, Minnesota; Princeton, New Jersey; Stockholm, Sweden; and Staines and York in the United Kingdom. We incurred research and development costs of $135.7 million, $118.8 million, and $109.4 million in fiscal 2007, 2006, and 2005, respectively.

During fiscal 2008, we are investing in the research and development of performance management solutions, particularly those solutions that support our strategy of meeting the needs of the extended

enterprise. These investments will include our next-generation application architecture, the development of new BI, performance management applications, and analytical applications.

Our software solutions are developed primarily through internal resources. However, during the later part of fiscal 2006, we outsourced the development and quality control of some of our pre-existing BI products to an organization in India. Additionally, in support of the development of our products, we have acquired or licensed specialized products and technologies from other software firms, and we have undertaken further development to integrate those third party products into our offerings. Most of the third party licenses are non-exclusive and do not preclude third parties from entering into similar agreements with our competitors.

In January 2007, we acquired Celequest, a provider of dashboarding solutions based in Redwood City, California to extend the reach of the Cognos solution to include operational and real-time applications. The acquisition of Celequest has provided Cognos with complementary technology that enables Cognos to deliver a more complete spectrum of dashboards to customers. Also based on a similar web-based SOA, the Celequest technology is immediately interoperable with Cognos 8 BI, and eases further integration efforts.

In September 2005, we acquired Databeacon Inc., a privately-held analytics software company based in Ottawa, Ontario, Canada, to obtain highly skilled resources to complement our existing research and development team to further the execution of our PM strategy. As part of this transaction, we acquired the Databeacon® product set, which we continue to support. Also in September 2005, we acquired Digital Aspects Holdings Limited primarily to incorporate its software, which addresses the need for real time access to corporate data, into our product suite.

COMPETITION

The PM market is a highly competitive composite market composed of two distinct and tracked markets: BI, PM (Planning, Budgeting, Scorecarding, Consolidation and Analytical Applications). Our competitors include other BI vendors, vendors of performance management solutions, and vendors of enterprise application systems. Because the PM market is composed of many market segments, we compete with large diversified vendors who offer products in numerous market segments and other companies that may in the future announce offerings of PM products. Factors that affect our competitive position include the method of distribution, functionality, support and service, ease of use, price, training, vendor stability, and experience. Due to the breadth of our BI and PM solutions, we encounter many competitors who focus on one or more areas within our overall offering. Our products compete directly and indirectly against various products, depending on user needs and computing environments.

There are several broad categories of competitors:

Vendors of Enterprise BI Suites. These vendors develop and sell a set of BI products covering reporting, query, multidimensional analysis, scorecarding, dashboarding, and alerts/event notification and include Business Objects, MicroStrategy, and Hyperion Solutions, which has recently been acquired by Oracle Corporation.

Vendors of Production Reporting Environments. These vendors develop and sell products that are designed to execute and distribute large numbers of complex reports to many users. Competitors in this area include Actuate, Microsoft, and Information Builders.

Database Management Vendors. Some database vendors have tools that are included with their database environment that can be used for query and reporting, as well as some OLAP functionality. These vendors include Oracle and Microsoft.

Vendors of Performance Management Solutions. These vendors develop and sell tools that enable organizations to manage business performance through dashboard and scorecarding applications, and include Business Objects and Hyperion Solutions.

Vendors of Financial Planning, Consolidation, and Budgeting Software. These vendors develop and sell products that automate the planning and budgeting process and include Oracle, Extensity (formerly GEAC), Cartesis, Longview, Business Objects, and OutlookSoft.

Vendors of Enterprise Application Systems. As the Enterprise Application software market's growth slows, Enterprise Application vendors are looking for other areas to extend the value of their customers' investments. Some Enterprise Application vendors are introducing product lines as extensions of their ERP and customer relationship management ("**CRM**") systems in the areas of analytics and performance management. These vendors include SAP and Oracle.

Our products are complementary with the products of many of the above-named competitors, and as a result, we have cooperative marketing relationships with some of these vendors, including Oracle, SAP, and Microsoft.

INTELLECTUAL PROPERTY

Consistent with industry practice, we rely upon a combination of contract provisions and patent, copyright, trademark, and trade secret laws to protect our proprietary rights in our products. We license the use of our products to our customers rather than transferring title to them. These licenses contain terms and conditions prohibiting the unauthorized use, reproduction, disclosure, or transfer of our products. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with customers, suppliers, employees, and consultants. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.

The source code versions of our products are protected as trade secrets and, in all major markets, as unpublished copyright works. However, effective copyright protection may not be available in some countries in which we license or market our products. We recognize that patent law may offer effective protection for our current and future products, and we have established a program to identify and seek patent protection for appropriate elements of our products. There can be no assurance that any patentable elements will be identified or, if identified, that patent protection will be obtained. We have also obtained or applied for trademark registration of our core brands, including the name "Cognos®", in all of our major markets. While the duration of trademark and copyright protections varies from country to country, we believe that the duration of this protection will be adequate to protect our products during the periods of their economic value.

However, we believe that, due to the rapid pace of innovation within our industry, technological and creative skills of our personnel are even more important to establishing and maintaining a technology and product leadership position within the industry than are the various legal protections of our technology.

EMPLOYEES

As of February 28, 2007, we had 3,507 full-time permanent employees. We believe that our future success will depend, in part, on our ability to continue to identify, hire, engage, and retain skilled and experienced personnel. In the software industry, there is a high demand for such employees. Historically, we have been successful in recruiting and retaining sufficient numbers of qualified personnel.

We have formalized education programs for sales, technical, and research and development personnel so that new staff are productive as soon as possible. In addition, there are formalized skills renewal programs for staff to ensure that they are employing state-of-the-art techniques for software development, customer support, sales, marketing, administration, and management.

We are also committed to developing strong management and leadership skills in our personnel and have established management and leadership development programs that promote effective management techniques and leadership.

None of our employees are represented by a labor union.

Executive Officers of the Corporation

The following table sets out the name; age; position with the Corporation; and the principal occupation, business or employment during at least the last five years of each executive officer of the Corporation.

NAME	AGE	POSITION(S)
Robert G. Ashe	47	President and Chief Executive Officer and Director
Les Rechan	45	Chief Operating Officer
Tom Manley	48	Senior Vice President, Finance & Administration and Chief Financial Officer
Peter Griffiths	43	Senior Vice President, Products
John Jussup	54	Senior Vice President, Chief Legal Officer & Secretary
David Laverty	51	Senior Vice President, Global Marketing
Philippe Duranton	46	Senior Vice President, Human Resources

Mr. Ashe was appointed President and Chief Executive Officer of Cognos and elected to the Board of Directors on June 23, 2004. Mr. Ashe previously served as President and Chief Operating Officer of Cognos from April 2002 to June 2004. Mr. Ashe also served as Senior Vice President, Chief Corporate Officer of Cognos from May 2001 until April 2002 and as Senior Vice President, Worldwide Customer Services from July 1999 to May 2001. Mr. Ashe joined Cognos in September 1984.

Mr. Rechan was appointed Chief Operating Officer on May 15, 2006. Prior to joining Cognos, Mr. Rechan served as Senior Vice President and Global General Manager, CRM Strategy, at Oracle Corporation from March 2006 to May 2006 when Oracle Corporation acquired Siebel Systems Inc. Mr. Rechan held two senior roles at Siebel Systems Inc., as Senior Vice President and General Manager, responsible for the company's Americas business unit, and Senior Vice President and General Manager, responsible for the company's Global Manufacturing and Distribution Industries business unit from August 2004 to February 2006. Mr. Rechan served as Senior Vice President and General Manager, North America, with Cadence Design Systems from April 2003 to July 2004 and as Chief Operating Officer with Onyx Software from February 2001 to October 2002.

Mr. Manley was appointed Senior Vice President, Finance & Administration and Chief Financial Officer in August 2001. Prior to joining Cognos, Mr. Manley was with Nortel Networks Corporation and served as Chief Financial Officer, High Performance Optical Component Solutions from April 2001 to August 2001 and Senior Vice President, Finance and Vice President, Finance, Carrier Packet Solutions from 1998 to April 2001.

Mr. Griffiths was appointed Senior Vice President, Products in April 2002. Mr. Griffiths served as Senior Vice President, Research and Development from February 2002 to April 2002, as Vice President, Research and Development from January 2001 to February 2002, and as Vice President, Decision Platform from June 2000 to January 2001. Mr. Griffiths joined Cognos in 1998.

Mr. Jussup was appointed Senior Vice President, Chief Legal Officer and Secretary in September 2005. Mr. Jussup previously served as Vice President, Chief Legal Officer and Secretary from July 2003 to September 2005 and Vice President, General Counsel and Secretary from October 1996 to July 2003. Mr. Jussup joined Cognos in October 1993 as General Counsel and Secretary.

Mr. Laverty was appointed Senior Vice President, Global Marketing in February 2002. Prior to joining Cognos, Mr. Laverty was with Surebridge Inc. as Vice President, Marketing from May 2000 until February 2002. He was with Lotus Development Corporation (a subsidiary of IBM) from 1990 until 2000 in a number of senior marketing roles, most recently as Vice President, Marketing – North America from 1997 to 2000.

Mr. Duranton was appointed Senior Vice President, Human Resources on April 16, 2007. Prior to joining Cognos, Mr. Duranton served as Senior Executive Vice President, Human Resources, at Gemplus, a leading company in digital security, from 2003 to 2006. Earlier, Mr. Duranton served as Senior Executive Vice President, General Affairs, at Vivendi Universal TV and Film Group from 1998 to 2002.

The executive officers of the Corporation are appointed annually by, and serve at the discretion of, the Board of Directors.

WEB SITE POSTINGS

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, available, free of charge, through our website, www.cognos.com. We make these reports available on our website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the U.S. Securities and Exchange Commission ("SEC"), and we have received confirmation that it has been made public by the SEC.

ITEM 1A. RISK FACTORS

Certain Factors That May Affect Future Results

This report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, our research and development, our future market opportunities, our revenues, and our intellectual property. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry, products including the integration and customer acceptance of Cognos 8, and litigation, as well as the other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Except to the extent required by applicable law, we disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Our reliance on larger transactions is increasing and larger transactions are complex and unpredictable.

Our business, and our operational performance, increasingly relies on larger transactions at the enterprise level. In any particular fiscal period, the presence or absence of one or more of these large transactions may have a material positive or negative effect on our anticipated revenue in that period. These large transactions represent significant business and financial decisions for our customers and involve the expenditure of considerable time and effort by us and our customers in the sales process. As well, these large transactions require additional levels of management approval when compared to smaller transactions. These factors tend to increase the risk that the customer's purchasing decision may be postponed or delayed from one period to another subsequent or later period or that the customer will alter his purchasing requirements. The sales effort and service delivery scope for larger transactions also require additional resources to execute the transaction. These factors, along with any other foreseen or unforeseen event, could result in lower than anticipated revenue for a particular period or in the reduction of estimated revenue in future periods.

As we continue to face intense competition, and the nature of our competition is changing, we may not compete successfully.

We face substantial and increased competition throughout the world. We expect our existing and new competitors to continue to improve the performance of their current products and to introduce new products (or integrated products) or new technologies. The software market and the nature of our competition may continue to consolidate and transform by merger or acquisition. Larger software vendors, including ERP software vendors, may continue to expand their product offering into our markets. For example, ERP vendor, Oracle Corporation announced in April 2007 that it had acquired Hyperion Solutions. It acquired Siebel Systems, Inc. in January 2006 and PeopleSoft, Inc. in 2005. In addition, Microsoft has increased its presence in our markets and has announced that it will continue expansion into business intelligence using its Windows platform. As our competitors continue to merge or partner with other of our competitors or ERP vendors or if we were to become the subject of an unsolicited acquisition initiative by another enterprise, such changes in the competitive landscape may pose new competitive challenges that could adversely affect our ability to compete either because of an improvement in one of our competitor's competitive position or due to distraction caused by an unsolicited acquisition. Entry or expansion of other large software vendors, including ERP vendors, into

this market may establish competitors that have larger customer bases and substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. Their current customer base and relationships may also provide them with a competitive advantage. New product announcements or introductions by our competitors, including the continuing emergence of open source software offerings, could cause a decline in sales, a reduction in the sales price, or a loss of market acceptance of our existing products. If we are unable to effectively compete against our current and future competitors, our ability to sell products could be harmed. Any erosion of our competitive position could have a material adverse effect on our business, results of operations, and financial condition.

Our products are increasingly used in complex business environments so their installation and operation in those environments is complex and requires planning and cooperation between us and our customers.

Our current products are increasingly being adopted in complex business environments. These environments pose considerable challenges to a software vendor and the successful implementation of our products in these environments requires project management expertise and cooperation between us and our customers. If we cannot enable our customers to successfully implement our products in these challenging and complex environments, we could suffer a decline in follow-on business from that customer, a decline in successful reference customers and a decline in our reputation in the market – all of which could have a material impact on our financial condition.

Our sales forecasts may not match actual revenues in a particular period.

The basis of our business budgeting and planning process is the estimation of revenues that we expect to achieve in a particular quarter and is based on a common industry practice known as the "pipeline" system. Under this system, information relating to sales prospects, the anticipated date when a sale will be completed and the potential dollar amount of the sale are tracked and analyzed to provide a "pipeline" of future business. These pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter because of, among other things, the events identified in these risk factors, as well as the subjective nature of the estimates themselves. In particular, a slowdown in technology spending or a deterioration in economic conditions is likely to result in the delay or cancellation of prospective orders in our pipeline. Also, an increase in the complexity and importance of large transactions and the resulting increase in time to complete these large transactions makes forecasting more difficult. A variation from our historical or expected conversion rate of the pipeline could adversely affect our budget or planning and could consequently materially affect our operating results and our stock price could suffer.

We may not be able to hire, integrate, retain, or compensate key personnel essential to our business or we may not be able to manage changes and transitions in our key personnel.

We believe that our success depends on our ability to hire, retain, and incent senior management and other key employees to develop, market, and support our products and manage our business. The loss of any one of their services could have a material adverse effect on our business. Our success is also highly dependent on our continuing ability to hire, integrate, and retain other highly qualified personnel as well as our ability to train and develop our existing personnel. The failure to attract and retain or to train and develop key personnel could adversely affect our future growth and profitability. Changes in senior management or other key personnel can also cause temporary disruption in our operations during transition periods. Also, a decline in our stock price may have a negative impact on the retention value of any stock-based awards to key employees and could negatively affect our ability to retain and attract key employees.

Our total revenue and operating results may fluctuate, which could result in fluctuations in the price of our common stock.

We cannot provide assurance that revenue from our products will continue to grow, or grow at previous rates or rates projected by management. For example, while our rate of revenue growth between 2007 and 2006 was greater than the rate of growth between fiscal years 2006 and 2005, our rate of revenue growth between fiscal years 2006 and 2005 was lower than the rate of growth between fiscal years 2005 and 2004. Anticipated revenue may be reduced by any one, or a combination of, unforeseen market, economic, or competitive factors some of which are discussed in this section. We have experienced, and in the future may experience, a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business and result in fluctuations in the market price of our common stock.

Our quarterly and annual operating results may vary between periods.

Historically, our quarterly operating results have varied from quarter to quarter, and we anticipate this pattern will continue. We typically realize a larger percentage of our annual revenue and earnings in the fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the following fiscal year. As well, in each quarter we typically close a larger percentage of sales transactions near the end of that quarter. As a result, it is difficult to anticipate the revenue and earnings that we will realize in any particular quarter until near the end of the quarter. Some of the causes of this difficulty are explained in other risk factors – in particular those entitled '*Our sales forecasts may not match actual revenues in a particular period*', '*Our dependence on larger transactions is increasing and the length of time required to complete a sales cycle has become lengthy, complex and unpredictable*' and '*Our expenses may not match anticipated revenues*'.

Our expenses may not match anticipated revenues.

We plan our operating expenses on anticipated revenue trends. Since a high percentage of these expenses are relatively fixed in the short term, a delay in completing license transactions could cause significant variations in operating results from quarter to quarter and could result in operating losses. If these expenses precede, or are not subsequently followed by, increased revenues, our business, financial condition, or results of operations could be materially and adversely affected. For example, in fiscal year 2007, we incurred unplanned restructuring charges resulting from our margin improvement plan which was implemented because our revenues were in line with projections, but our expenses were projected to be greater than expected. In addition, because many of our costs are fixed in the immediate term, it can be difficult to adjust our cost structure for shortfalls in projected revenues. This can result in our financial results in a fiscal period being below our expectations and guidance.

Currency fluctuations may adversely affect us.

A substantial portion of both our revenues and expenditures are generated in currencies other than the U.S. dollar, such as the Canadian dollar and the euro. Fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the euro and the Canadian dollar, may have a material adverse effect on our business, financial condition, and operating results as we report in U.S. dollars. For example, while foreign exchange fluctuations had a favorable impact on results in fiscal 2007, the Canadian dollar strengthened during fiscal 2006 resulting in greater than anticipated expenses when reported in U.S. dollars. Please see further discussion on foreign currency risk included in the Quantitative and Qualitative Disclosure on Market Risk in the Market Risk section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

Economic conditions could adversely affect our revenue growth and ability to forecast revenue.

The revenue growth and profitability of our business depends on the overall demand for BI and PM products and services. Because our sales are primarily to major corporate customers in the high technology, telecommunications, financial services (including insurance), pharmaceutical, utilities, and consumer packaged goods industries, our business depends on the overall economic conditions and the economic and business conditions within these industries. A weakening of one or more of the global economy, the information technology industry, or the business conditions within the industries listed above may cause a decrease in our software license revenues. A decrease in demand for computer software caused, in part, by a continued weakening of the economy, domestically or internationally, may result in a decrease in revenues and growth rates.

If we do not respond effectively to rapid technological change, our products may become obsolete.

The markets for our products are characterized by: rapid and significant technological change; frequent new product introductions and enhancements; changing customer demands; and evolving industry standards. We cannot provide assurance that our products and services will remain competitive in light of future technological change or that we will be able to respond to market demands and developments or new industry standards. If we are unable to identify a shift in market demand or industry standards quickly enough, we may not be able to develop products to meet those new demands or standards, or to bring them to market in a timely manner. In addition, failure to respond successfully to technological change may render our products and services obsolete and thus harm our ability to attract and retain customers. Even if we do respond to technological changes, our solutions may be less appealing to customers than those of our competitors, or our customers may not accept our new products and services.

We operate internationally and face risks attendant to those operations.

We earn a significant portion of our total revenues from international sales generated through our foreign direct and indirect operations. These sales operations face risks arising from local political, legal and economic factors such as the general economic conditions in each country or region, varying regulatory requirements, compliance with international and local trade, labor and other laws, and reduced intellectual property protections in certain jurisdictions. We may also face difficulties in managing our international operations, collecting receivables in a timely fashion, and repatriating earnings. Any of these factors, either individually, or in combination could materially impact our international operations and adversely affect our business as a whole.

Making and integrating acquisitions and our strategic decisions could impair our operating results.

We have acquired and, if appropriate, will continue to seek to acquire additional products or businesses that we believe complement or augment our products. Acquisitions involve a number of risks, including: diversion of management's attention; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company's internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources, dilute our shareholder base by issuing additional shares, or incur debt. Furthermore, there is the risk that our valuation assumptions and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated. Likewise, we make strategic decisions relating to all aspects of our operations including with respect to the direction of product development, acquisitions and other

strategic investments, transactions and initiatives. These decisions often involve the review and consideration of competing alternatives and advice from various advisors, culminating in the exercise of judgment. There is the risk that our decision to proceed, or not to proceed, in a particular direction or with a particular strategic investment, transaction or initiative may not ultimately be the optimal decision for the company. Such decisions may hamper our competitiveness in the marketplace and have an adverse impact on our operational and financial performance.

New accounting pronouncements or guidance may require us to change the way in which we account for our operational or business activities.

The Financial Accounting Standards Board ("**FASB**"), the SEC, and other bodies that have jurisdiction over the form and content of our accounts are constantly discussing and interpreting proposals and existing pronouncements designed to ensure that companies best display relevant and transparent information relating to their respective businesses. The pronouncements and interpretations of pronouncements by FASB, the SEC, and other bodies may have the effect of requiring us to account for revenues and/or expenses in a different manner. For example, beginning with the first quarter of fiscal 2007, we began expensing the fair value of stock options. As a result, we now report increased expenses in our income statement and a reduction of our net income and earnings per share. The impact on Cognos' current financial statements of applying a fair value method of accounting for stock options is disclosed in Note 1 of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K and in our Form 8-K filed on March 29, 2007.

Our intellectual property may be misappropriated or we may have to defend ourselves against other parties' claims.

We rely on various intellectual property protections, including contractual provisions, patents, copyright, trademark, and trade secret laws, to preserve our intellectual property rights. Despite our precautions, our intellectual property may be misappropriated, causing us to lose potential revenue and competitive advantage. As well, we may ourselves from time to time become subject to claims by third parties that our technology infringes their intellectual property rights. In either case, we may incur expenditures to police, protect, and defend our interests and may become involved in litigation that could divert the attention of our management from developing our business. Responding to such claims could result in substantial expense and result in damages, royalties, or injunctive relief, satisfy indemnification obligations to our customers, or require us to enter into licensing agreements on unfavorable terms, or redesign or stop selling affected products which could materially disrupt the conduct of our business.

We may face liability claims if our software products or services fail to perform as intended.

The sale, servicing, and support of our products entails the risk of product liability, performance or warranty claims, which may be substantial in light of the use of our products in business-critical applications. A successful product liability claim could seriously disrupt our business and adversely affect our financial results. Software products are complex and may contain errors or defects, particularly when first introduced, or when new versions or enhancements are released, or when configured to individual customer requirements. Although we currently have in place procedures and staff to exercise quality control over our products and respond to defects and errors found in current versions, new versions, or enhancements of our products, defects and errors may still occur. New products and new product versions or enhancements may also contain defects or errors which may not be known to us at the time of introduction. If these defects or errors are discovered after delivery to our customers, customers may delay or reduce purchases, our reputation may be damaged, and we may incur additional costs associated with product claims, remedial work, and the addition or diversion of resources to address the defects or errors. This may result in decreased sales, increased costs and a loss of market share, all of which could have a negative impact on our financial results and performance. Specifically, if there are defects and errors found in Cognos 8, it could disrupt our business, impact our sales and adversely affect our financial results. We attempt to contractually limit our liability in accordance with industry practices. However, defects and errors in our products, including Cognos 8, could inhibit or prevent customer deployment and cause us to lose customers or require us to pay penalties or damages.

We may have exposure to greater or lower than anticipated tax liabilities.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results, positively or negatively, in the fiscal year for which such determination is made.

ITEM 2. PROPERTIES

Cognos owns its corporate headquarters located at 3755 Riverside Drive, Ottawa, Canada. The 269,000 square foot facility is located on approximately six acres of land which also includes a 220,000 square foot parking garage.

Cognos also conducts its operations from leased facilities totaling approximately 128,000 square feet in Canada, 283,000 square feet in the United States and Latin America, 294,000 square feet in Europe, and 57,000 square feet in Asia/Pacific.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON SHARE INFORMATION

PRINCIPAL MARKETS

The Toronto Stock Exchange and The Nasdaq Global Select Market are the principal markets on which our shares are traded.

Our common shares were first listed on The Toronto Stock Exchange on August 21, 1986, on The Nasdaq Global Select Market on July 1, 1987, and on Nasdaq's National Market on September 15, 1987. The stock symbol of our common shares on The Toronto Stock Exchange is CSN and on Nasdaq is COGN.

The following table sets forth the high and low sale prices, as well as the trading volume, for the common shares for the fiscal periods shown below:

	Nasdaq Global Select Market			*The Toronto Stock Exchange*		
	High (US$)	**Low** (US$)	**Volume** (000s)	**High** (Cdn$)	**Low** (Cdn$)	**Volume** (000s)
Fiscal 2006						
First Quarter	47.40	35.38	73,740	58.69	44.25	12,394
Second Quarter	40.38	33.36	115,807	49.50	41.00	17,278
Third Quarter	42.00	32.96	99,824	49.47	38.73	13,820
Fourth Quarter	39.15	31.56	83,150	45.25	36.54	13,495
Fiscal 2007						
First Quarter	40.00	29.29	73,389	46.42	32.52	11,978
Second Quarter	32.60	25.10	87,781	36.00	28.44	16,658
Third Quarter	43.55	31.78	122,247	49.33	35.42	25,590
Fourth Quarter	45.30	37.96	114,819	53.38	44.21	19,225

SHAREHOLDERS

As of April 16, 2007, there were approximately 1,169 registered shareholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos by means of our share buy-back and other programs.

PERFORMANCE GRAPH



$300.00
$200.00
$100.00
$0.00
2003
2004
2005
2006
2007
CRSP Total Return Index for The Nasdaq Stock Market (U.S. & Foreign Companies)
Nasdaq Computer & Data Processing Services Stocks Index
Cognos Stock

(1) Dollar amounts are in U.S. dollars.

(2) The stock price performance graph is not necessarily indicative of future performance. Information used on the graph was obtained from the Nasdaq Global Select Market, Inc., a source believed to be reliable, but the Corporation is not responsible for any errors or omissions in such information.

The above graph compares the five-year cumulative total return on the Corporation's shares with the comparable cumulative return of a broad equity index and an industry index. The indexes used are the Center for Research in Securities Prices ("**CRSP**") Total Return Index for The Nasdaq Global Select

Market (U.S. and Foreign Companies) and the Nasdaq Computer & Data Processing Services Stocks Index.

The graph assumes $100 invested on February 28, 2002 in the Corporation's shares and each of the Nasdaq indexes and assumes reinvestment of any dividends.

ISSUER PURCHASES OF EQUITY SECURITIES

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Number of Shares or Dollar Value of Shares that May Yet Be Purchased Under the Plans	
				Restricted Share Unit Plan (# of shares)	Share Repurchase Program
December 1 to December 31, 2006	5,000	$39.94	NIL	2,399,500	$167,160,145
January 1 to January 31, 2007	1,086,800	$43.79	1,028,800	2,341,500	$122,091,864
February 1 to February 28, 2007	111,500	$44.08	111,500	2,341,500	$117,176,736
Total	1,203,300	$43.81	1,140,300		

On September 25, 2002, the Board of Directors of Cognos adopted a restricted share unit plan under which awards of restricted share units can be granted to employees, officers and directors of Cognos. On June 23, 2005, the Shareholders of the Corporation approved the extension of the term of the plan to September 30, 2015 and increased the number of authorized shares from 2,000,000 to 3,000,000. Subject to the vesting provisions set out in each participant's award agreement, each restricted share unit may be exchanged for one common share of Cognos. The common shares for which the restricted share units may be exchanged are purchased on the open market by a trustee appointed and funded by Cognos. During the quarter ended February 28, 2007, Cognos repurchased 63,000 shares at an average price of $43.29 under the restricted share unit plan.

On September 21, 2006, Cognos announced that it had adopted a stock repurchase program which commenced on October 10, 2006 and ends on October 9, 2007 (the "**2006 Stock Repurchase Program**"). The program allows Cognos to repurchase up to 8,000,000 common shares (which is less than 10% of the common shares outstanding on that date) provided that no more than $200,000,000 is expended in total under the program. During the quarter ended February 28, 2007, Cognos repurchased 1,140,300 shares at an average price of $43.83 under the 2006 Stock Repurchase Program.

EXEMPTIONS FROM NASDAQ CORPORATE GOVERNANCE RULE

Section 4350(a)(1) of the Nasdaq Global Select Market, Inc. Marketplace Rules permits foreign private issuers to follow certain home country governance practices in lieu of the comparable Nasdaq requirement. The Company does not follow Rule 4350(c)(2) which requires independent board members of Nasdaq-listed companies to have regularly scheduled meetings at which only independent directors are present. The independent members of the Board meet regularly during sessions of Board meetings. However, in some sessions, members declined the opportunity to convene without the Chair as matters before the Board did not warrant his exclusion. Such practice is in compliance with Canadian law and with the Canadian corporate governance requirements applicable to the Company.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

Five-Year Summary

The following Selected Consolidated Financial Data has been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. The Selected Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements and related Notes, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

	YEARS ENDED THE LAST DAY OF FEBRUARY				
	2007	2006	2005	2004	2003
	(US$000s except share amounts, U.S. GAAP)				
Statement of Income Data					
Revenue	**$979,264**	$877,500	$825,531	$683,117	$551,036
Operating income	**118,016**	118,483	141,517	93,704	69,235
Net income	**115,697**	108,576	121,474	80,666	46,005
Net income per share					
Basic	**$1.29**	$1.20	$1.34	$0.90	$0.52
Diluted	**$1.28**	$1.17	$1.30	$0.88	$0.51
Weighted average number of shares (000s)					
Basic	**89,674**	90,564	90,517	89,325	87,936
Diluted	**90,563**	92,605	93,238	91,959	90,531
Balance Sheet Data (at end of period)					
Working capital	**$ 488,482**	$ 419,437	$ 344,845	$255,881	$130,909
Total assets	**1,292,761**	1,150,808	1,089,393	851,674	685,304
Stockholders' equity	**791,440**	725,772	661,839	514,353	379,842

Cognos adopted Statement of Financial Accounting Standard ("**SFAS**") No. 123 (revised), *Share-based Payment*, ("**SFAS 123R**") on March 1, 2006 and elected the modified retrospective application method of transition which requires that the financial statements of all prior periods be adjusted on a basis consistent with the pro forma disclosures required in those periods by SFAS No 123, *Accounting for Stock-based Compensation* ("**SFAS 123**"), the predecessor to SFAS 123R. Accordingly, the selected consolidated financial data above have been adjusted on this basis for all prior periods presented. See Note 1 of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in United States dollars, unless otherwise indicated, and in accordance with U.S. GAAP)

FORWARD-LOOKING STATEMENTS/SAFE HARBOR

*Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**") should be read in conjunction with the audited Consolidated Financial Statements and Notes included in Item 8 of this annual report. Certain statements made in this MD&A that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. Terms and phrases such as, "opportunity", "expected", "plans", "aimed at", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Such forward-looking statements relate to and include, among other things, our expectations regarding our future revenues and earnings; the contribution of Cognos 8 Business Intelligence ("**Cognos 8**"), Cognos Planning and other products to our revenue, earnings and business; market trends; new and existing product innovations and developments; operational performance; our sales force structure and model; the revenue mix between product license, support and services; the decline in license revenue from stand alone products incorporated into Cognos 8; improvements in gross margins; the growth of performance management ("**PM**") in the software industry; the trend towards and impact of standardization and larger transactions; product and technological improvements by our competitors and consolidation in our industry; the strength of the Canadian dollar and its effects; our policy regarding payment of dividends; the adequacy of our capital to meet our requirements; the strength of our intellectual property protection; drivers of growth in the business intelligence ("**BI**") market; and our investments in personnel and technology.*

*These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include, but are not limited to, Cognos' transition to new products and releases, including Cognos 8 and customer acceptance and implementation of Cognos 8; a continuing increase in the number of larger customer transactions and the related lengthening of sales cycles and challenges in executing on these sales opportunities; the incursion of enterprise resource planning and other major software companies into the BI market; continued BI and software market consolidation and other competitive changes in the BI and software market the planning and cooperation required to install and operate our products in complex business environments; our ability to maintain or accurately forecast revenue or to anticipate and accurately forecast a decline in revenue from any of our products or services; our ability to identify, hire, train, motivate, retain, and incent highly qualified management/other key personnel (including sales personnel) and our ability to manage changes and transitions in management/other key personnel; fluctuations in our quarterly and annual operating results; currency fluctuations; our ability to develop, introduce and implement new products as well as enhancements or improvements for existing products that respond, in a timely fashion, to customer/product requirements and rapid technological change; risks associated with our international operations, such as the impact of the laws, regulations, rules and pronouncements of jurisdictions outside of Canada and their interpretation by courts, tribunals, regulatory and similar bodies of such jurisdictions; our ability to identify, pursue, and complete acquisitions with desired business results; the effect of new accounting pronouncements or guidance, including the impact of FAS 123(R); unauthorized use or misappropriation of our intellectual property; the effect of potential liability claims if our products or services fail to perform as intended; fluctuations in our tax exposure; as well as the risk factors discussed previously and in other periodic reports filed with the Securities and Exchange Commission ("**SEC**") and the Canadian Securities Administrators ("**CSA**"). Readers should not place*

undue reliance on any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statement to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

We prepare and file our consolidated financial statements and the MD&A in United States ("**U.S.**") dollars and in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**"). As the Corporation is also a reporting issuer in each of the provinces of Canada and is incorporated under the Canada Business Corporations Act ("**CBCA**"), it historically has been required to prepare Canadian GAAP financial statements for its shareholders. Recent amendments to provincial securities laws and the CBCA allow the Corporation to report solely under U.S. GAAP to its shareholders.

Discussion of Non-GAAP Financial Measures

In addition to our GAAP results, Cognos discloses adjusted operating margin percentage, net income and net income per share, referred to respectively as **"non-GAAP operating margin percentage," "non-GAAP net income,"** and **"non-GAAP net income per diluted share."** These items, which are collectively referred to as **"Non-GAAP Measures"**, exclude the impact of stock-based compensation and the amortization of acquisition-related intangible assets. The Non-GAAP measures also exclude the restructuring charges related to our margin improvement plan implemented in the third quarter of fiscal 2007, as these charges are considered non-recurring. From time to time, subject to the review and approval of the audit committee of the Board of Directors, management may make other adjustments for revenues, expenses and gains that it does not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by adjusting these revenues, expenses and gains. Management makes these adjustments so that core operating performance reflects management's business activities as well as changes within the software industry.

Management defines its core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Stock-based compensation, amortization of acquisition-related intangible assets and restructuring charges are excluded from our core operating performance because the decisions, which gave rise to these expenses, were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure the organization, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period. Therefore, management excludes these impacts in its planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.

Prior to the adoption of FAS 123R on March 1, 2006, the beginning of our fiscal year 2007, management's practice was to exclude stock-based compensation internally to evaluate performance. With the adoption of FAS 123R, management concluded that the Non-GAAP Measures could provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107. As of the beginning of our current fiscal year, management also began excluding amortization of acquisition-related intangible assets when assessing appropriate adjustments for non-GAAP presentations. While both of these items are recurring and affect GAAP net income, management does not use them to assess the business' operational performance for any particular period because: each item affects multiple periods and is unrelated to business performance in a particular period; management is not able to change either item in any particular period; and neither item contributes to the operational performance of the business for any particular period.

As incorporated by reference in Item 11, Executive Compensation, of this Form 10-K, our compensation strategy is to use stock-based compensation to align employee and Executive performance with the interests of our shareholders and encourage continued employment with Cognos. Whether the grant of stock options or Restricted Share Units are part of a Key Employee grant, are merit based or are granted based on meeting specific performance criteria in a measurement period, these grants vest over time and are aimed at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. We use annual cash bonus payouts for executives and other employees to motivate and reward annual operational performance in the areas of revenue and operating margin achievement. Since the beginning of fiscal year 2007, operating margin achievement has been measured on a non-GAAP basis, excluding stock-based compensation and amortization of acquisition-related intangible asset expenses.

Management views amortization of acquisition-related intangible assets, such as the amortization of an acquired company's research and development efforts, customer lists and customer relationships, as items arising during the time that preceded the acquisition. It is a cost that is determined at the time of the acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period, and does not contribute to operational performance in any particular period.

The margin improvement plan reflects a fundamental realignment of our business, including significant personnel reductions within higher levels of management. The restructuring charges are excluded in our Non-GAAP Measures because they are significantly different in magnitude and character from routine personnel adjustments that management makes when monitoring and conducting the Company's core operations during any particular period. The restructuring decision and related expenses are not related to operating performance for any particular period, and are not subject to change by management in any particular period. Instead, the restructuring is intended to align our business model and expense structure to our position in the market we are experiencing, and expect to experience, over the long term.

Management also uses these Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and, accordingly, not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the Human Resources and Compensation Committee of the Board of Directors. With respect to acquisition-related intangible assets and charges associated with the margin improvement plan, these charges arise from acquisitions and a restructuring that are the result of strategic decisions which are not the responsibility of most levels of operational management. The restructuring charges, like our stock-based compensation charges and amortization of acquisition-related intangible assets, are excluded in management's internal evaluations of our operating results and are not considered for management compensation purposes.

Ultimately, stock-based compensation, amortization of acquisition-related intangible assets and restructuring expenses are incurred to further our long-term strategic objectives, rather than to achieve operational performance objectives for any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding adjusting revenues, expenses and gains that are not directly related to performance in any particular period. Further, management considers this supplemental information to be beneficial to shareholders because it shows our operating performance without the impact of charges that are largely unrelated to the performance of our underlying revenue-generating operations during the period in which the charges are recorded. Including such disclosure in our filings also provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.

Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the Non-GAAP Measures, including the following:

- The Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software companies.
- The Non-GAAP Measures do not reflect all costs associated with our operations determined in accordance with GAAP. For example:

  - Non-GAAP operating margin performance and non-GAAP net income do not include stock-based compensation expense related to equity awards granted to our workforce. Cognos' stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our Non-GAAP Measures.
  - While amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired. These assets are amortized over their respective expected economic lives or impaired, if appropriate. The expense associated with this decline in value is excluded from our non-GAAP disclosures and therefore our Non-GAAP Measures do not include the costs of acquired intangible assets that supplement our research and development.
  - Restructuring charges primarily represent severance charges associated with our margin improvement plan, which was implemented in the third quarter of fiscal 2007. These charges are a significant expense from a GAAP perspective and the costs associated with the restructuring would be operational in nature absent the margin improvement plan. Most of the charges are cash expenditures which are excluded from our Non-GAAP Measures.

- Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will recur and will impact our GAAP results. While restructuring costs are non-recurring activities, their occasional occurrence will impact GAAP results. As such, the Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.

Because of these limitations, management recognizes that the Non-GAAP Measures should not be considered in isolation or as an alternative to our results as reported under GAAP. Management compensates for theses limitations by relying on the Non-GAAP Measures only as a supplement to our GAAP results.

ABOUT COGNOS

Cognos is a global leader in BI and performance management (**"PM"**) software solutions. Our solutions provide world-class enterprise planning and BI software and services to help companies plan, understand and manage financial and operational performance.

Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system. The Cognos performance system is an open and adaptive solution that leverages an organization's ERP, packaged applications, and database investments. It gives customers the ability to answer the questions – How are we doing? Why are we on

or off track? What should we do about it? – and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries. Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers.

Our revenue is derived primarily from the licensing of our software and the provision of related services for BI and PM solutions. These related services include product support, education, and consulting. We generally license software and provide services subject to terms and conditions consistent with industry standards. For an annual fee, customers may contract with us for product support services, which include product and documentation enhancements, as well as tele-support and web-support.

2007 OVERVIEW

In fiscal 2007, we delivered very strong financial results. This solid performance validated our strategic product vision and our focus on operational execution. In its first full year of general availability, Cognos 8 BI became our fastest growing product ever and, coupled with changes in our sales model implemented early in the year, we experienced double-digit software license revenue growth, driving record total revenue and cash flows. With the most recent version of Cognos 8 BI released in February 2007 and a continuing focus on performance, quality and execution, we expect to build upon this success in fiscal 2008.

On March 1, 2006, we adopted FAS 123R. FAS 123R requires all companies to measure compensation costs for all share-based payments (including stock options) at fair value and to recognize such costs in the statement of income. As a result of the adoption of FAS 123R, our operating income, net income, and earnings per share have been significantly impacted. We have elected the modified retrospective method of transition provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FASB Statement No. 123, *Accounting for Stock-based Compensation* ("**FAS 123**"), the predecessor to FAS 123R. See Note 1 of the Condensed Notes to the Consolidated Financial Statements.

Operating Performance

Total revenue for fiscal 2007 was $979.3 million, up 12% from $877.5 million in fiscal 2006. The increase in total revenue for fiscal 2007 is attributable to solid growth in license, support, and services revenue. License revenue was $376.2 million in fiscal 2007, up 10% compared to $343.2 million last fiscal year. The increase in license revenue was due primarily to strong demand for Cognos 8 BI and our ability to execute on large sales opportunities.

We signed 59 contracts in excess of one million dollars during fiscal 2007, compared to 40 in our last fiscal year. The number of contracts greater than $200,000 and $50,000 grew 13% and 11%, respectively, compared to last fiscal year. We believe that order size is an indication of enterprise–scale investment in our products by our customers which creates a foundation for future growth as it enables us to generate additional software licensing and ongoing maintenance renewals.

Net income for the year was $115.7 million or $1.28 per diluted share compared to net income of $108.6 million or $1.17 per diluted share last fiscal year. The increase in net income for fiscal 2007 was a result of our strong revenue performance which offset costs related to our margin improvement plan as well as

increases in stock-based compensation and staff-related costs. In addition, foreign exchange rate fluctuations had a positive impact on our net income in fiscal 2007 as the strength of the euro and British pound favorably impacted revenue and offset the unfavorable impact on expenses of the Canadian dollar. Also contributing to the increase in net income was an increase in interest and other income.

Non-GAAP net income for the year was $159.9 million and non-GAAP net income per diluted share was $1.77 compared to Non-GAAP net income of $129.6 million and Non-GAAP net income per diluted share of $1.40 last year. This represents a growth in Non-GAAP net income of 23%. The Non-GAAP Measures presented herein, including non-GAAP net income, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, and restructuring charges. Management uses the Non-GAAP Measures to measure core operating performance in individual periods. Management's use of the Non-GAAP Measures is further discussed in the section entitled "Discussion of Non-GAAP Financial Measures" and a reconciliation between the Non-GAAP Measures and the most closely related GAAP measures is included in the section entitled "Non-GAAP Financial Measures".

Our balance sheet continues to be strong, ending fiscal 2007 with cash, cash equivalents, and short-term investments of $691.9 million, an increase of $140.9 million from the previous fiscal year.

Fiscal 2007 Strategic Actions

From a product perspective, Cognos 8 gained significant momentum in 2007, resulting in $238 million in revenues. To continue this momentum, we introduced several new product initiatives including the most recent release of Cognos 8, Cognos 8 version 2 which shipped in February 2007. We also introduced Cognos Go! Search, Mobile and Office, which enable customers more flexible access to their BI information and we enhanced our BI portfolio by acquiring Celequest Corporation (**"Celequest"**), a provider of operational dashboards.

Operationally, we changed our go to market strategy for Global Account management and transformed our services organization into a global practice-led organization. This has enabled us to improve our sales execution which has resulted in an increased number of large deals contributing to our record license and total revenues.

In September 2006, in order to streamline the organization and improve our operating margin on a long term basis, we implemented a restructuring plan, or "**margin improvement plan**". We reduced our workforce by 6%, focused primarily on the elimination of certain management and non-revenue-generating positions. This action and the improved revenue performance discussed above resulted in improved operating margin in the fourth quarter of fiscal 2007 and we expect this improved margin performance to continue in fiscal 2008.

SEC Review

In July 2006, the Staff of the Division of Corporation Finance of the SEC ("**the Staff**") completed its review of our Annual Report on Form 10-K for the period ended February 28, 2005. The Staff review related primarily to the manner in which we allocate revenue pursuant to Statement of Position No. 97-2 "*Software Revenue Recognition*" as amended by SOP No. 98-9 "*Software Revenue Recognition With Respect to Certain Arrangements*" (collectively "**SOP 97-2**") for post-contract customer support ("**PCS**") in multiple element arrangements that include PCS and license. In particular, the Staff analyzed our processes to establish vendor-specific objective evidence of the fair value for PCS in contracts for the purpose of allocating revenue to PCS and the license in such arrangements. On July 20, 2006 the Staff informed us that the Staff would not object to our revenue recognition policy under SOP 97-2.

Outlook for 2008

Overall, for fiscal 2008, we expect increased revenues and improved margins compared to fiscal 2007 on a consistent basis. After a year of solid financial performance in fiscal 2007, management believes that Cognos will leverage its operational changes to its business model and deliver improved operating margin performance.

We believe that we will maintain our leadership position in the BI market as Cognos 8 enters its second full year of general availability. We believe that the BI market remains strong and we have the most modern and comprehensive platform in the market.

We continue to experience a healthy market for our other products. In particular, our performance management business remains strong. Cognos 8 BI and Cognos Planning are the key components of our product strategy and we believe that the strength of these two products in the market will be significant contributors to our business. We will continue to focus on bringing innovative new products to market and we continue to develop new releases of our products.

The BI and performance management markets continue to be very competitive and we expect our competitors to continue to improve the performance of their current products and to introduce new products (or integrated products) or new technologies to compete with our strong product portfolio. In addition, the software market continues to consolidate by acquisition, as evidenced by the recent acquisition of Hyperion by Oracle, and larger software vendors, including ERP software vendors, may continue to expand their product offering into our markets creating stronger competitors.

INTERNAL CONTROLS AND CORPORATE GOVERNANCE

As at year end, we were able to report that our internal controls over financial reporting were effective in accordance with the pronouncements of Section 404 of the Sarbanes-Oxley Act (**"SOX 404"**).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and for the timeliness and reliability of the information disclosed. During fiscal 2007, we continued to evaluate process and system improvement opportunities and implement solutions directed at (i) improving the efficiency of our processes and controls, (ii) identifying and implementing leading practices, and (iii) standardizing key processes and activities. To accomplish this, we focused on automation of key business processes and expanded the use of our own products. While we believe these changes were an improvement to our control environment and improved our financial operational efficiency, these were not considered material changes to internal controls. For additional information, refer to Item 9A "Controls and Procedures".

Continuous improvement and monitoring of our business processes will likely identify other possible changes in the future. All of these efforts are aimed at effectively utilizing our available resources and having efficient and scalable processes in place in order to support our future growth.

RESULTS OF OPERATIONS

GAAP Operating Performance

($000s, except per share amounts)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Revenue	**$979,264**	$877,500	$825,531	11.6 %	6.3 %
Cost of revenue	**214,480**	173,125	150,700	23.9	14.9
Gross margin	**764,784**	704,375	674,831	8.6	4.4
Operating expenses	**646,768**	585,892	533,314	10.4	9.9
Operating income	**$118,016**	$118,483	$141,517	(0.4)	(16.3)
Gross margin percentage	**78.1%**	80.3%	81.7%		
Operating margin percentage	**12.1%**	13.5%	17.1%		
Net income	**$115,697**	$108,576	$121,474	6.6 %	(10.6)%
Basic net income per share	**$1.29**	$1.20	$1.34		
Diluted net income per share	**$1.28**	$1.17	$1.30		

Total revenue for fiscal 2007 was $979.3 million, representing an increase of 12% over fiscal 2006. Total revenue for fiscal 2006 was $877.5 million, representing an increase of 6% over total revenue of $825.5 million in fiscal 2005. Net income for fiscal 2007 was $115.7 million and diluted net income per share was $1.28, compared to fiscal 2006 net income of $108.6 million and diluted net income per share of $1.17, and net income of $121.5 million and diluted net income per share of $1.30 for fiscal 2005. Basic net income per share was $1.29, $1.20, and $1.34 in fiscal years 2007, 2006, and 2005, respectively.

Gross margin for fiscal 2007 was $764.8 million, representing an increase of 9% over fiscal 2006. Gross margin for fiscal 2006 was $704.4 million, representing an increase of 4% over gross margin of $674.8 million in fiscal 2005. Gross margin percentage was 78.1% in fiscal 2007, as compared to 80.3% and 81.7% in fiscal 2006 and 2005, respectively. The decrease in gross margin percentage in fiscal 2007 is primarily attributable to low services margins experienced throughout the year. Also contributing to the lower gross margin percentage were restructuring costs resulting from the margin improvement plan which was implemented in the third quarter of the fiscal 2007.

Total operating expenses for fiscal 2007 were $646.8 million, representing an increase of 10% over fiscal 2006. Total operating expenses for fiscal 2006 were $585.9 million, representing an increase of 10% over total operating expenses of $533.3 million in fiscal 2005. Operating margin percentage was 12.1% in fiscal 2007, as compared to 13.5% and 17.1% in fiscal 2006 and 2005, respectively. The decrease in operating margin from fiscal 2006 to 2007 was the result of an increase in stock-based compensation costs as well as restructuring charges resulting from the margin improvement plan which was implemented in the third quarter of fiscal 2007. In addition, foreign currency fluctuations accounted for approximately two percentage points of the decrease in operating margin from 2006 to 2007. While foreign currency fluctuations increased revenues by 2%, they also increased expenses by 4%.

From fiscal 2005 to fiscal 2006, approximately two percentage points of the decrease in operating margin was attributable to foreign currency fluctuations with revenue declining 1% and costs increasing by 1% due to the impact of foreign exchange. Also contributing to the decrease was our under performance in license revenue while cost of revenue and operating expenses increased by 11% in total due to increases in staffing costs, costs associated with the Cognos 8 BI launch activities, and investment in sales force automation tools, training, and realignment. This was partially offset by the elimination of the annual management bonus expense as we did not meet the minimum threshold of operating performance in fiscal 2006. In order to take advantage of the Cognos 8 BI opportunity and our market opportunities surrounding BI standardization and the Office of Finance, we have continued to invest in personnel in customer facing positions and in research and development, as well as investing in our distribution channels.

The increase in net income was the result of strong license revenue performance in fiscal 2007 compared to fiscal 2006, as well as increases in interest and other income. These were offset by the factors mentioned above resulting in a modest increase in net income year over year. The decrease in net income for fiscal 2006 as compared to the previous fiscal year was the result of the factors mentioned above partially offset by an increase in interest and other income.

We operate internationally and, as a result, a substantial portion of our business is conducted in foreign currencies. Accordingly, our results are affected by year-over-year changes in the value of the U.S. dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. The following table breaks down the year-over-year percentage change in revenue, expenses, and operating income between change attributable to growth and change attributable to fluctuations in the value of the U.S. dollar as compared to these other currencies.

	2007 over 2006			2006 over 2005		
	Growth Excluding Foreign Exchange	**Foreign Exchange**	**Net Change**	Growth Excluding Foreign Exchange	Foreign Exchange	Net Change
Revenue	**9.0 %**	**2.6 %**	**11.6 %**	7.4 %	(1.1)%	6.3 %
Cost of Revenue and Operating Expenses	**10.2 %**	**3.3 %**	**13.5 %**	10.0 %	1.0 %	11.0 %
Operating Income	**1.5 %**	**(1.9)%**	**(0.4)%**	(6.7)%	(9.6)%	(16.3)%

Non-GAAP Financial Measures

The Non-GAAP Measures presented herein, including non-GAAP net income, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, and restructuring charges. Management uses the Non-GAAP Measures to measure core operating performance in individual periods. Management's use of the Non-GAAP Measures is further discussed in the section entitled "Discussion of Non-GAAP Financial Measures" and a reconciliation between the Non-GAAP Measures and the most closely related GAAP measures is included in this section.

(000s, except per share amounts)

	Fiscal Year			Percentage Change From Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Non-GAAP Operating Income	**$176,184**	$144,638	$164,991	21.8%	(12.3)%
Non-GAAP Operating Margin	**18.0%**	16.5%	20.0%		
Non-GAAP Net Income	**$159,891**	$129,624	$140,779	23.3	(7.9)
Non-GAAP Net Income per Diluted Share	**$1.77**	$1.40	$1.51		

Non-GAAP operating margin for the year ended February 28, 2007 was 18.0% compared to 16.5% for the previous fiscal year. The increase in non-GAAP operating margin for the year is primarily attributable to the strong revenue performance and to the early effects of the margin improvement plan. Non-GAAP net income for the year was $159.9 million, compared to $129.6 million for the previous fiscal year. Non-GAAP net income per diluted share was $1.77 for fiscal 2007, compared to non-GAAP net income per diluted share of $1.40 last year. The increase in non-GAAP net income is primarily due to the strong revenue performance, the early effects of the margin improvement plan, and to an increase in interest and other income.

The following tables reflect the presented Non-GAAP results reconciled to GAAP results:

	Fiscal Year		
	2007	2006	2005
Operating Income			
GAAP Operating Income	**$118,016**	$118,483	$141,517
Plus:			
Amortization of acquisition-related intangible assets	**6,861**	6,655	5,602
Stock-based compensation expense	**24,594**	19,500	17,872
Restructuring charge	**26,713**	–	–
Non-GAAP Operating Income	**$176,184**	$144,638	$164,991
Operating Margin Percentage			
GAAP Operating Margin Percentage	**12.1%**	13.5%	17.1%
Plus:			
Amortization of acquisition-related intangible assets	**0.7**	0.8	0.7
Stock-based compensation expense	**2.5**	2.2	2.2
Restructuring charge	**2.7**	–	–
Non-GAAP Operating Margin Percentage	**18.0%**	16.5%	20.0%
Net Income			
GAAP Net Income	**$115,697**	$108,576	$121,474
Plus:			
Amortization of acquisition-related intangible assets	**6,861**	6,655	5,602
Stock-based compensation expense	**24,594**	19,500	17,872
Restructuring charge	**26,713**	–	–
Less:			
Income tax effect of amortization of acquisition-related intangible assets	**(2,562)**	(2,512)	(2,162)
Income tax effect of stock-based compensation expense	**(5,099)**	(2,595)	(2,007)
Income tax effect of restructuring charge	**(6,313)**	–	–
Non-GAAP Net Income	**$159,891**	$129,624	$140,779
Net Income per diluted share			
GAAP Net Income per diluted share	**$ 1.28**	$ 1.17	$ 1.30
Plus:			
Amortization of acquisition-related intangible assets	**0.08**	0.07	0.06
Stock-based compensation expense	**0.27**	0.21	0.19
Restructuring charge	**0.29**	–	–
Less:			
Income tax effect of amortization of acquisition-related intangible assets	**(0.03)**	(0.02)	(0.02)
Income tax effect of stock-based compensation expense	**(0.05)**	(0.03)	(0.02)
Income tax effect of restructuring charge	**(0.07)**	–	–
Non-GAAP Net Income per diluted share	**$ 1.77**	$ 1.40	$ 1.51
Shares used in computing diluted net income per share	**90,563**	92,605	93,238

Percentage of Revenue Table

The following table sets out, for each fiscal year indicated, the percentage that each income and expense item bears to revenue, and the percentage change in the dollar amount of each item as compared to the prior fiscal year.

	Percentage of Revenue			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Revenue	**100.0%**	100.0%	100.0%	11.6 %	6.3 %
Cost of Revenue	**21.9**	19.7	18.3	23.9	14.9
Gross Margin	**78.1**	80.3	81.7	8.6	4.4
Operating Expenses					
Selling, general, and administrative	**51.5**	52.5	50.7	9.5	10.1
Research and development	**13.8**	13.5	13.2	14.2	8.6
Amortization of acquisition-related intangible assets	**0.7**	0.8	0.7	3.1	18.8
Total operating expenses	**66.0**	66.8	64.6	10.4	9.9
Operating income	**12.1**	13.5	17.1	(0.4)	(16.3)
Interest and other income, net	**2.5**	2.0	0.8	45.1	161.2
Income before taxes	**14.6**	15.5	17.9	5.4	(8.4)
Income tax provision	**2.8**	3.1	3.2	0.6	1.7
Net income	**11.8%**	12.4%	14.7%	6.6 %	(10.6)%

REVENUE

($000s)

	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Product License	**$376,211**	$343,247	$362,958	9.6%	(5.4)%
Product Support	**422,473**	371,985	320,451	13.6	16.1
Services	**180,580**	162,268	142,122	11.3	14.2
Total Revenue	**$979,264**	$877,500	$825,531	11.6%	6.3 %

Our total revenue was $979.3 million for fiscal 2007 as compared to $877.5 million in fiscal 2006, and $825.5 million in fiscal 2005. Our total revenue for fiscal 2007 was derived primarily from our suite of BI products, principally Cognos 8 BI, Cognos ReportNet, Cognos Planning, PowerPlay, Impromptu, and Cognos Controller. Contributing to a lesser extent were Cognos DecisionStream, Cognos Metrics Manager, Cognos Analytic Applications, Cognos Visualizer, Cognos Finance, NoticeCast, and Cognos Query. With the exceptions of Cognos Planning, Cognos Controller, Cognos Analytic Applications, and Cognos Finance, the functionality of all these products has now been combined on a single platform and as a single product in Cognos 8 and therefore we have experienced, and expect to continue to experience,

a decline in license revenue from these products in the future offset by increased license revenue from Cognos 8. We will continue to license the other four products as stand-alone products.

We believe the growth in revenue in fiscal 2007 as compared to fiscal 2006 reflects the strength and depth of our product portfolio including the success of Cognos 8 BI in its first full year of availability, the performance of our sales organization and distribution channels, the strength of our customer relationships, and the quality of our support and services. This is evidenced by the increase in license revenue and our overall renewal rates on our support contracts. The appreciation of foreign currencies relative to the U.S. dollar also had a positive impact on our total revenue.

The increase in total revenue for fiscal 2006 can be attributed to an increase in product support and services revenue partially offset by a decrease in license revenue. We believe the decrease in license revenue in fiscal 2006 was due primarily to our inability to execute on large sales opportunities, primarily in the first nine months of the fiscal year, and the impact of customer anticipation of the release of our new BI platform, Cognos 8.

Foreign currencies had a positive 3% impact on our total revenue for fiscal 2007 as compared to a negative 1% impact in fiscal 2006.

The overall change in total revenue from our three revenue categories in fiscal 2007 was as follows: a 10% increase in product license revenue, a 14% increase in product support revenue, and an 11% increase in services revenue. The change for the same categories for fiscal 2006 was as follows: a decrease of 5%; increases of 16%, and 14%, respectively.

Industry Trends and Geographic Information

We believe that the growth in the BI market continues to be driven by three main factors: (1) a desire by enterprises to standardize on one BI platform, (2) investment in the Office of Finance driven by the increasing importance of compliance and transparency, and (3) a growing focus on PM.

First, we believe BI has become a leading priority within IT budgets as businesses try to leverage their investments in enterprise applications and expand the penetration of BI within their organizations. In particular, businesses are looking to standardize on one BI platform to reduce the number of platforms and vendors they support and better align their operations with their strategy. We believe that the breadth and depth of functionality of our BI offering make it the solution of choice.

Second, there is increased investment in systems within the Office of Finance of most enterprises driven by our customers' continued focus on compliance and transparency. Organizations are looking to replace spreadsheet-based applications and legacy systems with single instance planning, consolidation, and financial reporting solutions that reduce the effort and cost of compliance. Further, these organizations are looking to extend these solutions beyond compliance to achieve best practices, specifically in the area of rolling plans, planning standardization, and reduced time to close. This focus allows the Office of Finance to extend beyond managing pure financial goals and towards overall performance goals and PM. We believe that our planning and consolidation products help improve the accuracy, transparency, and timeliness of financial information. For this reason, we believe, we are seeing increased demand for these products.

Finally, PM is a growing segment in the software industry. It blends BI with planning, budgeting, and scorecarding to provide management performance visibility and to support the corporate decision-making process. We believe that our market-leading BI, planning, consolidation, and scorecarding products deliver a complete PM solution. These separate agendas provide multiple entry points into a PM solution that are appealing to both the finance and operational segments of enterprises. Our single platform for BI

differentiates us from our competition by enabling enterprises to easily integrate new and existing IT assets into their PM plan.

We believe these trends are leading to the increase in the number of large customer contracts that we are experiencing, an increase in enterprise-wide deployment of BI products, and a strengthening of our relationships with some of the world's largest companies, and with our strategic partners. Our solid execution on large contracts contributed to strong license revenue performance in fiscal 2007. We expect the trend towards larger contracts to continue as a result of the growing demand for standardization and the deepening strategic importance of performance management within our customers' businesses. While we are becoming involved in more and more of these larger contracts, small and medium-sized contracts continue to be important contributors to our success.

We believe that order size is an indication of enterprise–scale investment in our products by our customers which creates a foundation for future growth. We use the following summary of key revenue indicators to track order size:

Key Revenue Indicators	Fiscal Year		
	2007	2006	2005
Orders (License, Support, Services)			
Transactions greater than $1 million	**59**	40	48
Transactions greater than $200,000	**663**	585	535
Transactions greater than $50,000	**3,790**	3,400	3,148
Average selling price (License orders only) ($000s)			
Greater than $50,000	**$197**	$175	$187

Included in the above metrics for fiscal 2005 is our first contract greater than $10 million. Excluding the impact of this deal, average selling price for license orders greater than $50,000 for fiscal 2005 would have been $179,000.

As the number of large sales opportunities increases, specifically with regard to our customers' standardization agenda, our sales cycles have become longer as these larger transactions typically require greater scrutiny, a more extensive proof of concept, and a longer decision cycle by our customers because these transactions are more complex and represent a larger proportion of the customers' investment budgets.

Our operations are divided into three main geographic regions: (1) the Americas (consisting of Canada, Mexico, the United States and Central and South America), (2) EMEA (consisting of the U.K., Continental Europe, the Middle East, and Africa), and (3) Asia/Pacific (consisting of Australia and countries in the Far East). The following table sets out, for each fiscal year indicated, the revenue attributable to each of our three main geographic regions and the percentage change in the dollar amount in each region as compared to the prior fiscal year.

Revenue by Geography
($000s)

	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
The Americas	**$569,300**	$507,839	$477,763	12.1%	6.3%
EMEA	**332,048**	294,504	276,394	12.7	6.6
Asia/Pacific	**77,916**	75,157	71,374	3.7	5.3
Total	**$979,264**	$877,500	$825,531	11.6%	6.3%

This table sets out, for each fiscal year indicated, the percentage of total revenue earned in each geographic region.

Revenue by Geography as a Percentage of Total Revenue

	Fiscal Year		
	2007	2006	2005
The Americas	**58.1%**	57.9%	57.9%
EMEA	**33.9**	33.6	33.5
Asia/Pacific	**8.0**	8.5	8.6
Total	**100.0%**	100.0%	100.0%

The growth rates of our revenue in EMEA, Asia/Pacific, and in the Americas can be affected by foreign exchange rate fluctuations. The following table breaks down the year-over-year percentage change in revenue by geographic area between change attributable to growth and change due to fluctuations in the value of the U.S. dollar.

Year-over-year Percentage Change in Revenue by Geography

	2007 over 2006			2006 over 2005		
	Growth Excluding Foreign Exchange	**Foreign Exchange**	**Net Growth**	Growth Excluding Foreign Exchange	Foreign Exchange	Net Growth
The Americas	**11.4%**	**0.7%**	**12.1%**	5.1%	1.2 %	6.3%
EMEA	**6.6%**	**6.1%**	**12.7%**	11.8%	(5.2)%	6.6%
Asia/Pacific	**2.1%**	**1.6%**	**3.7%**	5.6%	(0.3)%	5.3%
Total	**9.0%**	**2.6%**	**11.6%**	7.4%	(1.1)%	6.3%

Growth excluding foreign exchange is a non-GAAP measure. We disclose this non-GAAP measure of revenue growth to provide greater insight into our ongoing operating performance without the impact of foreign exchange. Non-GAAP measures should not be considered an alternative to measurements required by accounting principles generally accepted in the United States. Non-GAAP measures are unlikely to be comparable to non-GAAP information provided by other issuers.

In fiscal 2007, the Americas and EMEA experienced strong revenue growth. The Americas had the strongest performance in local currency in fiscal 2007. The strength in the euro and British pound resulted in strong foreign exchange fluctuations, which accounted for almost half of EMEA's revenue growth. Foreign exchange fluctuations in Asia/Pacific contributed significantly to its modest growth in the year.

In fiscal 2006, both the Americas and Asia/Pacific experienced moderate revenue growth with only a slight impact from foreign exchange. EMEA had the strongest performance in local currency in fiscal 2006. This strong performance, however, was partially offset by the impact of a stronger U.S. dollar in relation to European currencies, primarily the euro and the British pound.

Changes in the valuation of the U.S. dollar relative to other currencies in countries in which we operate will continue to impact our revenue in the future.

PRODUCT LICENSE REVENUE

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Product license revenue	**$376,211**	$343,247	$362,958	9.6%	(5.4)%
Percentage of total revenue	**38.4%**	39.1%	44.0%		

Total product license revenue was $376.2 million, $343.2 million, and $363.0 million in fiscal 2007, 2006, and 2005, respectively, and accounted for 38% of our revenue for fiscal 2007 as compared to 39% in fiscal 2006 and 44% in 2005. We believe the increase in license revenue was due primarily to our ability to execute on large sales opportunities, and to general availability of our Cognos 8 BI platform.

With regards to execution on large sales opportunities, as our products and technology have become more strategic to many of our customers, coupled with a desire in certain customer segments to standardize on a single BI vendor, we did see a change in customer behavior in fiscal 2006. In fiscal 2007 we adapted our business model to address the change in selling and approval cycles, and as a result, delivered 10% license growth compared to fiscal 2006.

The breadth of our solution is allowing us to develop long-term strategic relationships with our customers which, in turn, enables us to generate additional software licensing and ongoing maintenance renewals. These relationships represent a significant asset as approximately 72%, 70%, and 65% of our license revenue came from existing customers in fiscal 2007, fiscal 2006, and fiscal 2005, respectively.

We license our software through our direct sales force and third party channels including, resellers, value-added resellers, and OEMs. Total product license revenue from direct sales was $267.2 million in fiscal 2007, compared to $252.1 million in fiscal 2006 and $270.6 million in fiscal 2005. Direct sales accounted for approximately 71% of our license revenue for fiscal 2007, 73% for fiscal 2006, and 75% for fiscal 2005.

We believe that a direct sales force is an effective way of building long-term relationships with our customers. In addition, as enterprise-wide deployments become larger and more strategic, we believe that our relationships with systems integrators will help us succeed in the large enterprise market as the role of systems integrators in large standardization opportunities is increasing. We will continue to commit management time and financial resources to developing relationships with systems integrators. We are also investing resources into developing our direct and indirect sales and support channels in order to have coverage in every desirable market.

PRODUCT SUPPORT REVENUE

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Product support revenue	**$422,473**	$371,985	$320,451	13.6%	16.1%
Percentage of total revenue	**43.1%**	42.4%	38.8%		

Product support revenue was $422.5 million, $372.0 million, and $320.4 million in fiscal 2007, 2006, and 2005, respectively. Product support revenue accounted for 43% of our total revenue for fiscal 2007, compared to 42% in fiscal 2006 and 39% in fiscal 2005. The increase in both fiscal 2007 and 2006 was the result of the strong rate of renewal of support contracts and the expansion of our customer base. Exchange rate fluctuations had a 3% impact on product support revenue in fiscal 2007 and a minimal impact in fiscal 2006.

SERVICES REVENUE

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Services revenue	**$180,580**	$162,268	$142,122	11.3%	14.2%
Percentage of total revenue	**18.5%**	18.5%	17.2%		

Our services revenue includes revenue from education, consulting, and other services and was $180.6 million, $162.3 million, and $142.1 million in fiscal years 2007, 2006, and 2005, respectively. Services revenue accounted for 19% of our total revenue for both fiscal 2007 and fiscal 2006, and 17% in fiscal 2005. The increase in services revenue in fiscal 2007 is primarily attributable to an increase in consulting revenue as we moved more towards large enterprise-wide deployments and financial applications-based software. The increase in absolute dollars in fiscal 2006 was also attributable to increases in consulting revenues resulting from large deployments. Exchange rate fluctuations had a 2% impact in fiscal 2007 and minimally impacted services revenue in fiscal 2006.

As our business moves more towards these larger enterprise-wide deployments and financial applications-based software, our customers require an increased level of technical expertise and support to meet their specific needs. Successful installation and deployment of our solutions has, we believe, become critical to our customers' success. As a result, our customers have increasingly required services such as project management, analysis and design, technical advisory, and instruction to effectively deploy our solutions.

COST OF REVENUE

COST OF PRODUCT LICENSE

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Cost of product license	**$6,783**	$6,297	$3,025	7.7%	108.2%
Percentage of product license revenue	**1.8%**	1.8%	0.8%		

Product license costs in fiscal 2007 were $6.8 million compared to $6.3 million in fiscal 2006 and $3.0 million in fiscal 2005. Product license costs represented 2% of product license revenue for both fiscal 2007 and fiscal 2006, and 1% for fiscal 2005.

The cost of product license consists primarily of royalties for technology licensed from third-parties as well as the cost of materials and distribution related to licensed software. The change in cost of product license is as follows:

($000s)	Year-over-year Change from Fiscal	
	2006 to 2007	2005 to 2006
Royalty cost	$343	$3,298
Materials & distribution cost	140	60
Other	3	(86)
Total year-over-year change	$486	$3,272

The increase in fiscal 2007 from fiscal 2006 was due primarily to increases in royalties related to suppliers whose technology is embedded in our product offering and to increases in cost of materials and distribution resulting from strong product license revenue performance.

The increase in fiscal 2006 from fiscal 2005 was due primarily to increases in royalties related to suppliers whose technology is embedded in our product offering.

COST OF PRODUCT SUPPORT

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Cost of product support	**$46,770**	$36,911	$33,325	26.7%	10.8%
Percentage of product support revenue	**11.1%**	9.9%	10.4%		

The cost of product support was $46.8 million, $36.9 million, and $33.3 million in fiscal years 2007, 2006, and 2005, respectively. These costs represented 11% of product support revenue in fiscal 2007, and 10% in both fiscal 2006 and fiscal 2005.

The cost of product support includes the costs associated with resolving customer inquiries and other tele-support and web-support activities, royalties in respect of technological support received from third-parties, and the cost of materials delivered in connection with enhancement releases. The change in cost of product support is as follows:

($000s)	Year-over-year Change From Fiscal	
	2006 to 2007	2005 to 2006
Staff related costs	$4,106	$2,770
Computer-related costs	2,309	1,037
Direct selling	1,259	(823)
Royalties	144	600
Restructuring	1,339	-
Other	702	2
Total year-over-year change	$9,859	$3,586

The increase in the cost of product support in fiscal 2007 from 2006 was primarily attributable to increases in staff-related costs and computer-related costs incurred to service our growing customer base. The average number of employees within the support organization increased 9% from the previous year. Also contributing to the increase in cost of product support were the restructuring costs resulting from the margin improvement plan, as well as increases in direct selling costs and other costs which include travel and subcontractor costs.

The increase in the cost of product support in fiscal 2006 from 2005 was primarily due to increases in staff related costs to support our growing customer base, including the integration of the Frango staff into our support organization. Also contributing to the increase were higher royalty costs. The average number of employees within the support organization increased 14% from the previous year.

Foreign currency fluctuations relative to the U.S. dollar increased cost of product support by approximately 5% and 3% in fiscal 2007 and fiscal 2006, respectively.

COST OF SERVICES

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Cost of services	**$160,927**	$129,917	$114,350	23.9%	13.6%
Percentage of services revenue	**89.1%**	80.1%	80.5%		

The cost of services was $160.9 million, $129.9 million, and $114.4 million in fiscal 2007, 2006, and 2005, respectively. These costs represented 89% of services revenue in fiscal 2007, and 80% in both fiscal 2006 and fiscal 2005.

The cost of services includes the costs associated with delivering education, consulting, and other services in relation to our products. The change in cost of services is as follows:

($000s)	Year-over-year Change from Fiscal	
	2006 to 2007	2005 to 2006
Staff related costs	$11,624	$ 5,279
Services purchased externally	7,602	8,129
Travel and living	3,096	1,804
Restructuring	5,181	–
Other	3,507	355
Total year-over-year change	$31,010	$15,567

The increase in cost of services in fiscal 2007 was primarily attributable to increases in staff related costs, restructuring costs resulting from the margin improvement plan, and services purchased externally. The increase in cost of services in fiscal 2006 was primarily attributable to staff related costs and services purchased externally. Subcontractors are currently an important part of our services offering and are engaged to fill excess demand that cannot be met by internal Cognos service consultants. This demand can be in the form of increased volume or requirements for industry specialization. While we continue to hire new employees in this area, we intend to supplement our skills by engaging subcontractors. The average number of employees within the services organization increased 5% and 18% in fiscal 2007 and fiscal 2006, respectively. Also contributing to the increase in cost of services in fiscal 2007 were travel and living expenses, as well as other costs which include recruiting fees, staff development and direct selling costs. The unfavorable effect of fluctuations of foreign currencies increased costs by 3% in fiscal 2007 and had minimal impact on cost of services in fiscal 2006.

We continue to invest in professional services as we believe the availability and positioning of services is a key factor in the timing, closure, and success for large transactions.

OPERATING EXPENSES

SELLING, GENERAL, AND ADMINISTRATIVE

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Selling, general, and administrative	**$504,229**	$460,447	$418,301	9.5%	10.1%
Percentage of total revenue	**51.5%**	52.5%	50.7%		

Selling, general, and administrative ("**SG&A**") expenses were $504.2 million, $460.4 million, and $418.3 million in fiscal 2007, 2006, and 2005, respectively. These costs were 51% of revenue in fiscal 2007, 52% in fiscal 2006, and 51% in fiscal 2005.

SG&A expenses include staff related costs and travel and living expenditures for sales, marketing, management, and administrative personnel. These expenses also include costs associated with the sale and marketing of our products, professional services, and other administrative costs. The change in SG&A expenses is as follows:

($000s)	Year-over-year Change from Fiscal	
	2006 to 2007	2005 to 2006
Staff related costs	$27,451	$13,882
Professional services	4,631	3,880
Staff development	(119)	3,821
Travel & living	(442)	4,699
Services purchased externally	(612)	3,632
Marketing costs	(2,666)	1,755
Bad debt	(2,632)	3,480
Restructuring	15,254	–
Other	2,917	6,997
Total year-over-year change	$43,782	$42,146

The increase in SG&A expenses in fiscal 2007 was primarily the result of increases in staff-related expenses, restructuring costs and professional services. The increase in staff related costs is due to staff increases, increased stock-based compensation expense, increased commissions resulting from stronger results in fiscal 2007 compared to fiscal 2006, as well as the payment of management bonuses which were not awarded in fiscal 2006. The restructuring costs resulted from the margin improvement plan which was implemented in September 2006. The increase in professional services was related to legal and audit fees associated with the SEC review. The average number of employees within SG&A increased by 1% in fiscal 2007 compared to fiscal 2006. The increases described above were offset by a decrease in bad debt expense resulting from improved collection experience. Also offsetting the increased costs were decreases in marketing costs and travel and living costs which were higher in fiscal 2006 due to the Cognos 8 launch and the sales force automation activities.

The increase in SG&A expenses in fiscal 2006 was the result of increases in salaries partially offset by the elimination of certain management bonuses as we did not meet the minimum threshold of operating performance required to pay those bonuses. In addition, we incurred increased costs as a result of the Cognos 8 launch activities and investment in sales force automation tools, training and realignment. To take advantage of the Cognos 8 opportunity and our market opportunities arising from BI standardization and the Office of Finance, we continued to invest in personnel in customer facing positions, as well as investing in our distribution channels. The average number of employees within SG&A increased by 8% in fiscal 2006 compared to fiscal 2005.

Foreign currency exchange rate fluctuations had an unfavorable effect of 3% on SG&A expenses in fiscal 2007 and had minimal impact on these expenses in fiscal 2006.

RESEARCH AND DEVELOPMENT

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Research and development	**$135,678**	$118,790	$109,411	14.2%	8.6%
Percentage of total revenue	**13.8%**	13.5%	13.2%		

Research and development ("**R&D**") costs were $135.7 million, $118.8 million, and $109.4 million for fiscal 2007, 2006, and 2005, respectively. These costs represented 14% of revenue in both fiscal 2007 and fiscal 2006, and 13% in fiscal 2005.

R&D expenses are primarily staff related costs attributable to the design and enhancement of existing products, along with the creation of new products. The change in R&D expenses is as follows:

($000s)	Year-over-year Change from Fiscal	
	2006 to 2007	2005 to 2006
Staff related costs	$ 8,321	$4,841
Services purchased externally	2,068	710
Facilities	(13)	236
Computers	(27)	822
Restructuring	4,825	–
Other	1,714	2,770
Total year-over-year change	$16,888	$9,379

The increase in fiscal 2007 was the result of increases in staff related costs due mostly to the earning of management bonuses which were not paid in fiscal 2006, as well as staff increases, increased restructuring costs resulting from the margin improvement plan and the increase of services purchased externally. The average number of employees within R&D increased by 2% in fiscal 2007 compared to fiscal 2006.

The increase in fiscal 2006 was the result of increases in salaries due in part to the addition of employees from our acquisitions. This was partially offset by the elimination of certain management bonuses as we did not meet the minimum threshold of operating performance. Contributing to the increase for the year, but to a lesser extent, were increases in computer costs and services purchased externally. The average number of employees within R&D increased by 9% in fiscal 2006 compared to fiscal 2005.

The unfavorable effect of fluctuations of foreign currencies relative to the U.S. dollar increased R&D expenses by approximately 5% and 4% in fiscal 2007 and fiscal 2006, respectively, as a majority of our R&D activities are in Canada, the U.K. and Sweden.

Currently, we do not have any software development costs capitalized on our balance sheet. Software development costs are expensed as incurred, unless they meet GAAP criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. No costs were deferred during fiscal 2007, 2006, or 2005. Costs were not deferred because either no projects met the criteria for deferral or, if met, the period between achieving technological feasibility and the general availability of the product was short, rendering the associated costs immaterial.

During fiscal 2007, we continued to invest in our BI solutions which are the foundation of our performance management vision. We released Cognos 8 Business Intelligence (BI), version 8.2, the latest update of the Cognos 8 BI product, with improvements in performance and quality as well as new capabilities designed to increase our reach to more users in the enterprise. Cognos 8 BI provides coverage for production and business reporting, dashboarding, query, analysis, metrics management and interactive scorecarding, event management and data management on a modern, enterprise-class services-

oriented architecture ("**SOA**"). With Cognos 8 BI, we believe our product portfolio is the most comprehensive and technologically advanced in the BI market. Since its initial release in fiscal 2006, our existing customers have used Cognos 8 BI for new applications and many new and existing customers are using Cognos 8 BI as their Business Intelligence standard.

In fiscal 2007, we announced Cognos 8 Go! Search, a BI search capability which enables users to quickly find relevant strategic enterprise information. We also introduced Cognos 8 Go! Mobile, a new BI solution that brings decision-support information directly to mobile device users. We continued to invest in our performance management applications. In January 2007, we acquired Celequest, a provider of dashboarding solutions based in Redwood City, California to extend the reach of the Cognos solution to include operational BI and in-memory capability.

We continue to strengthen the Cognos 8 platform and look for ways of extending its value. Also, we continue to develop our next PM solutions including the next releases of Cognos Planning and Cognos Controller which continue to add new functionality for the Office of Finance and will join the Cognos 8 platform with shared infrastructure and tight integration with Cognos 8 BI.

In the Performance Applications Solutions area, we released Cognos 8 Workforce Performance, a next-generation analytical application geared to helping organizations better manage and optimize their human capital assets. Development continues on the next release of Cognos Workforce Performance Applications as well as new analytical applications enabled by our Adaptive Application Framework.

AMORTIZATION OF ACQUISITION-RELATED INTANGIBLE ASSETS

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Amortization of acquisition-related intangible assets	**$6,861**	$6,655	$5,602	3.1%	18.8%

Amortization of acquisition-related intangible assets was $6.9 million, $6.7 million, and $5.6 million for fiscal 2007, 2006, and 2005, respectively.

The change in amortization of intangible assets is shown below:

($000s)	Year-over-year Change from Fiscal	
	2006 to 2007	2005 to 2006
Increased amortization due to new intangibles	$206	$1,053
Decreased amortization due to fully amortized intangibles	–	–
Total year-over-year change	$206	$1,053

The increase in this expense in fiscal 2007 was due to amortization of acquired technology and contractual relationships as a result of the acquisitions of Databeacon Inc. ("**Databeacon**") and Digital Aspects Holding Ltd. ("**Digital Aspects**") in August and September of 2005 respectively and of Celequest in January 2007.

The increase in this expense in fiscal 2006 was due to the amortization of acquired technology and contractual relationships resulting from the acquisitions of Frango AB ("**Frango**") in September 2004 and Databeacon and Digital Aspects in September 2005.

INTEREST AND OTHER INCOME, NET

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Interest and other income, net	**$24,903**	$17,163	$6,571	45.1%	161.2%

Interest income was earned on our cash, cash equivalents, and short-term investments and interest expense related primarily to interest incurred on various transactions occurring throughout the year. Net interest and other income were $24.9 million, $17.2 million, and $6.6 million in fiscal years 2007, 2006, and 2005, respectively.

The change in net interest and other income is as follows:

($000s)	Year-over-year Change From Fiscal	
	2006 to 2007	2005 to 2006
Increase in interest revenue	$11,793	$ 8,501
Gain (loss) on foreign exchange	(3,719)	3,069
Ineffective portion of cash flow hedges	48	(812)
Increase in interest expenses	(382)	(166)
Total year-over-year change	$ 7,740	$10,592

The increase in interest revenue in fiscal 2007 was primarily attributable to an increase in the average yield on investments as well as an increase in the average portfolio size as compared to last year. This was offset by losses on foreign exchange.

The increase in interest revenue in fiscal 2006 was primarily attributable to an increase in the average yield on investments as well as an increase in the average portfolio size as compared to the prior fiscal year. Also contributing to the increase in net interest and other income were gains on foreign exchange partially offset by the amortization of the premium on our cash flow hedges as compared to last fiscal year.

INCOME TAX PROVISION

($000s)	Fiscal Year			Percentage Change from Fiscal	
	2007	2006	2005	2006 to 2007	2005 to 2006
Income tax provision	**$27,222**	$27,070	$26,614	0.6%	1.7%
Effective tax rate	**19.0%**	20.0%	18.0%		

As we operate globally, we calculate our income tax provision in each of the jurisdictions in which we conduct business. Our tax rate is therefore affected by the relative profitability of our operations in various geographic regions.

In fiscal 2007, we recorded an income tax provision of $27.2 million on $142.9 million of pre-tax income, representing an effective income tax rate of 19%.

In fiscal 2006, we recorded an income tax provision of $27.1 million on $135.6 million of pre-tax income, representing an effective income tax rate of 20%. Our effective tax rate for fiscal 2006 was lower than anticipated due to the recognition of benefits resulting from a tax court decision that allowed us to claim investment tax credits ("ITCs") on stock-based compensation for research and development personnel relating to fiscal years 2004 and 2005 and other tax adjustments.

In fiscal 2005, we recorded an income tax provision of $26.6 million on $148.1 million of pre-tax income, representing an effective income tax rate of 18%. Our effective tax rate for fiscal 2005 was lower than anticipated as a result of a favorable geographic mix of earnings and favorable tax adjustments relating to various tax audits and prior year tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

($000s, except DSO)	**2007**	2006	Percentage Change from Fiscal 2006 to 2007
Cash and cash equivalents	**$376,762**	$398,634	(5.5)%
Short-term investments	**315,131**	152,368	106.8
Cash, cash equivalents, and short-term investments	**$691,893**	$551,002	25.6
Working capital	**488,482**	419,437	16.5
Net cash provided by (used in):			
Operating activities	**230,998**	126,759	82.2
Investing activities	**(190,952)**	(34,901)	*
Financing activities	**(63,801)**	(65,913)	(3.2)
Days sales outstanding (DSO)	**70**	77	

* not meaningful

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

As of February 28, 2007, we held $691.9 million in cash, cash equivalents, and short-term investments, an increase of $140.9 million from February 28, 2006. Cash and cash equivalents include investments which are highly liquid and held to maturity. Cash equivalents typically include commercial paper, term deposits, banker's acceptances and bearer deposit notes issued by major international banks, and corporate debt guaranteed by a Canadian chartered bank. All cash equivalents have terms to maturity of ninety days or less. Short-term investments are investments that are highly liquid and held to maturity

with terms to maturity greater than ninety days, but less than twelve months. Short-term investments typically consist of commercial paper, corporate bonds, bearer deposit notes and government securities.

We group cash and cash equivalents with short-term investments when analyzing our total cash position. These balances may fluctuate from year to year depending on the renewal terms of our investments.

WORKING CAPITAL

Working capital represents our current assets less our current liabilities. As of February 28, 2007, working capital was $488.5 million, an increase of $69.0 million from February 28, 2006. The increase can be attributed to higher levels of cash, cash equivalents, and short-term investments, as a result of the net income for the year. This is partially offset by increased salaries, commissions and bonus accruals resulting from the earning of management bonuses, as well as the increase in deferred revenue.

Days sales outstanding ("**DSO**") was 70 days at February 28, 2007 as compared to 77 days as at February 28, 2006. We calculate our DSO ratio based on ending accounts receivable balances and quarterly revenue. Traditionally, our DSO is seasonally high in the fourth quarter as a large number of our support contracts are renewed in this period.

LONG-TERM LIABILITIES

As at February 28, 2007 and February 28, 2006, we had no long-term liabilities.

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities (after changes in non-cash working capital items) for fiscal 2007 was $231.0 million, an increase of $104.2 million compared to the prior fiscal year. This increase is primarily attributable to increases in accrued salaries, commissions, and related items, and income taxes payable.

CASH USED IN INVESTING ACTIVITIES

Cash used in investing activities was $191.0 million for fiscal 2007, an increase in investment of $156.1 million compared to the prior fiscal year. The investing activity in fiscal 2007 related primarily to the purchase of short-term investments, which exceeded the proceeds on maturity of short-term investments by $160.3 million. We also purchased $18.7 million of fixed assets and acquired Celequest for $10.5 million. In fiscal 2006, the investing activity related primarily to fixed assets purchases of $21.8 million as well as the acquisition of Databeacon and Digital Aspects for $4.5 million. In addition, purchases of short-term investments exceeded the proceeds on maturity of short-term investments by $7.8 million. The fixed asset additions in both fiscal years related primarily to computer equipment and software, office furniture, and leasehold improvements.

ACQUISITIONS

Fiscal 2007
In January 2007, we acquired Celequest, a provider of operational business intelligence solutions based in Redwood, California. We purchased Celequest primarily to enhance our performance management solutions with Celequest's innovation in real-time information monitoring and self-service dashboard creation.

The purchase consideration for Celequest was approximately $10.5 million paid in cash. Direct costs associated with the acquisition were approximately $0.4 million.

The purchase of Celequest did not involve the write-off of any in-process research and development.

Of the total purchase price, $2.0 million was allocated to intangible assets, subject to amortization. Of this amount, $1.5 million was allocated to acquired technology and $0.5 million was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for both the acquired technology and the contractual relationships is five years. The weighted average amortization for these intangible assets acquired is five years. The fair values of these intangible assets were assigned using the discounted cashflow method, which discounts the present value of the free cashflows expected to be generated by the assets. The amortization periods were determined using the estimated economic useful life of the asset. In the allocation of purchase price, $9.4 million was assigned to goodwill.

Fiscal 2006

In September 2005, we acquired Databeacon and Digital Aspects. Databeacon was a mid-market business analytics and reporting company based in Ottawa, Canada. We purchased Databeacon primarily to complement our R&D workforce in the Ottawa area. Digital Aspects was an early stage business intelligence company based in the United Kingdom. We purchased Digital Aspects primarily to incorporate its software, which addresses the need for real time access to corporate data, into our product suite.

The aggregate purchase consideration for Databeacon and Digital Aspects was approximately $4.9 million paid in cash and deferred consideration of $0.7 million, which was included in accrued charges on the balance sheet at the date of acquisition. Included in the Databeacon share purchase agreement was $0.4 million of restricted share units to employees of Databeacon. The Digital Aspects agreement stipulated that the shareholders of Digital Aspects would receive a maximum of $0.8 million in contingent consideration over a two year period ending September 30, 2007 if certain performance thresholds are met. Both the restricted share units and the contingent consideration are conditioned on the continued tenure of these employees and therefore will be accounted for as compensation expense as earned. Direct costs associated with these acquisitions were approximately $0.5 million.

Neither the purchase of Databeacon nor Digital Aspects involved the write-off of any in-process R&D.

Of the total purchase price, $1.2 million was allocated to intangible assets, subject to amortization. Of this amount, $1.2 million was allocated to acquired technology and a minimal amount was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for both the acquired technology and the contractual relationships is five years. The fair values of the Databeacon intangible assets were assigned using the discounted cashflow method, which discounts the present value of the free cashflows expected to be generated by the assets. The acquired technology associated with the Digital Aspects acquisition was valued based on the estimated cost to develop the technology internally. The amortization periods were determined using the estimated economic useful life of the asset. In the allocation of purchase price, $5.5 million was assigned to goodwill.

Fiscal 2005

On September 29, 2004, we completed a tender offer for the shares of Frango, a Swedish public company based in Stockholm having global operations. Frango specialized in consolidation and financial reporting solutions. We acquired Frango primarily to add Frango's consolidation and financial reporting software to our product suite and also to access Frango's workforce and distribution channels in Europe and Asia, all part of our broader strategy to lead the PM market. The acquisition of Frango further strengthened our

product offering to the Office of Finance, a key entry point with our customers. The aggregate purchase consideration was $53.1 million paid in cash. Direct costs associated with the acquisition were $1.9 million.

The in-process research and development was valued at an immaterial amount, and therefore the purchase of Frango did not involve the write-off of any in-process R&D.

Of the total purchase price, $8.8 million was allocated to intangible assets, subject to amortization. Of this amount, $7.0 million was allocated to acquired technology and $1.8 million was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for the acquired technology is five years whereas the amortization period for the contractual relationships is approximately eight years. The weighted average amortization for these intangible assets acquired is approximately six years. In the allocation of purchase price, $51.8 million was assigned to goodwill.

During fiscal 2005, we also acquired Optima, a Spanish distributor of Frango products. The acquisition of Optima enhanced our ability to address the requirements of the Spanish market as well as provide support for our global customers. The shareholders of Optima received $2.5 million in cash. Direct costs associated with the acquisition were $0.2 million. In the allocation of the purchase price, $2.3 million was assigned to goodwill.

CASH USED IN FINANCING ACTIVITIES

Cash used in financing activities was $63.8 million for fiscal 2007, a decrease of financing of $2.1 million compared to the prior fiscal year. Our financing activities for both fiscal years involved the repurchase of our own shares in the open market, and the issuance of shares pursuant to our stock purchase plan and the exercise of stock options. We issued 3,044,000 shares for proceeds of $82.4 million during fiscal 2007, compared to 1,338,000 common shares for proceeds of $32.5 million during fiscal 2006.

We repurchased shares on the open market under a normal course issuer bid and shares are purchased by a trustee under our restricted share unit plan. During fiscal 2007, we repurchased 3,145,000 shares for a total consideration of $125.1 million under the normal course issuer bid and the trustee purchased 580,000 shares for $21.2 million under the restricted share unit plan. Comparatively, in fiscal 2006, we repurchased 2,582,000 shares for a total consideration of $97.5 million under the normal course issuer bid and the trustee purchased 25,000 shares for $0.9 million under the restricted share unit plan.

Purchases made under the normal course issuer bid are part of distinct open market share repurchase plans through The Nasdaq Global Select Market and The Toronto Stock Exchange. The bid has historically been adopted in October of each year and runs for one year. The October 2006 bid allows the Corporation to purchase no more than 8,000,000 issued and outstanding shares of the Corporation not to exceed $200 million. The bid does not commit the Corporation to make any share repurchases. Purchases can be made on The Nasdaq Global Select Market or The Toronto Stock Exchange at prevailing open market prices and are paid out of general corporate funds. We cancel all shares repurchased under the bid. A copy of the *Notice of Intention to Make an Issuer Bid* is available from the Corporate Secretary. (See Note 11 of the Notes to the Consolidated Financial Statements.)

CONTRACTS AND COMMITMENTS

We have an unsecured credit facility, subject to annual renewal. The credit facility permits us to borrow funds or issue letters of credit or guarantee up to Cdn $27.0 million (U.S. $20.0 million), subject to certain covenants. As of February 28, 2007 and February 28, 2006, there were no direct borrowings under this facility.

We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment, and vehicles. In accordance with U.S. GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the thresholds for capitalization. Annual payments on these leases were approximately $24.3 million in fiscal 2007. Commitments related to the operating leases over the next five years and thereafter are disclosed in Note 8 of the Notes to the Consolidated Financial Statements.

Our policy with respect to foreign currency exposure is to manage our financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. In line with this objective, we may enter into foreign exchange forward contracts to hedge specific transactions. The Corporation enters into foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts.

During fiscal 2005, we entered into cash flow hedges in order to offset the risk associated with the effects of certain foreign currency exposures related to an intercompany loan and the corresponding interest payments between subsidiaries with different functional currencies. As of February 28, 2007, we had cash flow hedges in respect of this intercompany loan, maturing on January 14, 2008, to exchange the U.S. dollar equivalent of $68.2 million in foreign currency. At February 28, 2007, we had an unrealized loss of $4.7 million on these hedge contracts.

We may enter into foreign exchange contracts for specific transactions that we choose not to designate as a hedge for accounting purposes. We carry these forward exchange contracts at fair value with any gain or loss included in income. At February 28, 2007, we had seven such contracts outstanding to exchange the U.S. dollar equivalent of $26.8 million. We entered into these contracts to hedge non-functional currency intercompany receivables and loans.. The estimated fair value of these hedge contracts at February 28, 2007 was not material.

In the third quarter of fiscal 2007; we implemented our margin improvement plan which reduced our global workforce by 6% or 204 personnel, focused primarily on management and non-revenue-generating positions. We continue to increase our investment in customer facing resources. We substantially completed the activities relating to the plan within fiscal year 2007. As part of this plan, and in accordance with FASB Statement No. 141, *Accounting for Costs Associated with Exit or Disposal Activities* (**"FAS 146"**), we have incurred $26.7 million in total pre-tax restructuring charges this year, $26.4 million of which will be paid in cash. The remaining $0.3 million in pre-tax charges are expected to be non-cash expenses resulting primarily from employee termination costs related to stock-based compensation costs.

In connection with the acquisition of Frango in fiscal year 2005, we undertook a restructuring plan in conjunction with the business combination. The restructuring primarily related to involuntary employee separations of approximately 20 employees of Frango and accruals for vacating leased premises of Frango. At February 28, 2007, the total cash payments remaining in relation to the accrual were $0.1 million. The remaining accrual is included in the balance sheet as accrued liabilities. These outstanding balances for the lease payments will be paid over the lease term unless settled earlier.

The following table summarizes our outstanding cash commitments as of February 28, 2007:

($000s) **Payments due by period**

	Total	**Less than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 years**
Long-term debt	$ –	$ –	$ –	$ –	$ –
Capital leases	–	–	–	–	–
Operating leases	89,872	23,142	48,140	10,185	8,405
Purchase obligations	49,643	37,077	12,566	–	–
Other long-term liabilities	–	–	–	–	–
Total outstanding cash commitments	$139,515	$60,219	$60,706	$10,185	$8,405

Purchase obligations include agreements above $100,000 to purchase goods and services that are enforceable and legally binding. They do not include agreements that are cancelable without penalty. Retirement contributions are not included in this schedule. In fiscal 2007, we contributed $13.2 million to various retirement plans around the world for our employees. We estimate that we will contribute a similar amount annually in future years.

We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos.

Given our historical profitability and our ability to manage expenses, we believe that our current resources are adequate to meet our requirements for working capital and capital expenditures through the foreseeable future.

Inflation has not had a significant impact on our results of operations.

MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Further discussion of our investment and foreign exchange policies can be found in Notes 1 and 9 of the Notes to the Consolidated Financial Statements.

INTEREST RATE RISK

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed two years in length. We do not use derivative financial instruments in our investment portfolio.

Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our

financial position due to the short-term nature of these financial instruments. We have no long-term debt. Our interest income and interest expense are most sensitive to the general level of interest rates in Canada and the U.S. Sensitivity analysis is used to measure our interest rate risk. For the fiscal year ending February 28, 2007, a 100 basis-point adverse change in interest rates would have had a $0.05 impact on diluted earnings per share and would not have had a material effect on our consolidated financial position or cash flows.

FOREIGN CURRENCY RISK

We operate internationally, accordingly, a substantial portion of our business is conducted in and our financial instruments are held in currencies other than the U.S. dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. We typically have entered into foreign exchange forward contracts to manage our exposures. The forward contracts have typically been between the United States dollar and the euro, the British pound, the Swiss franc, the Japanese yen, and the Australian dollar. Sensitivity analysis is used to measure our foreign currency exchange rate risk. As of February 28, 2007, a 10% adverse change in foreign exchange rates versus the U.S. dollar would have decreased our reported cash, cash equivalents, and short-term investments by approximately two percent.

As we operate internationally, a substantial portion of our business is also conducted in foreign currencies other than the U.S. dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the U.S. dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimates form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. These judgments may change based upon changes in business conditions. As a result, actual results may differ from these estimates under different assumptions, conditions, and experience.

The following critical accounting policies and significant estimates are used in the preparation of our consolidated financial statements:

- Revenue Recognition
- Stock-based Compensation
- Allowance for Doubtful Accounts
- Accounting for Income Taxes
- Business Combinations
- Impairment of Goodwill and Long-lived Assets

Revenue Recognition - We recognize revenue in accordance with Statement of Position ("**SOP**") No. 97-2, *Software Revenue Recognition* as amended by SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements* (collectively "**SOP 97-2**"). As such, we exercise judgment and use estimates in connection with the determination of the amount of software license, post-contract customer support ("**PCS**"), and professional services ("**services**") revenues to be recognized in each accounting period.

We sell off-the-shelf software generally bundled with PCS and, on occasion, services in multiple-element arrangements. SOP 97-2 requires that judgment be applied to distinguish whether multiple elements in an arrangement can be treated as separate accounting units. In order to account separately for the services element of an arrangement that includes both product license and services, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be stated separately such that the total price of the arrangement can be expected to vary as a result of the inclusion or exclusion of the services. If these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*. While the service element must be stated separately, the service element does not have to be priced separately in the contract in order to separately account for the services as a separate element of the transaction.

For substantially all of our software arrangements, we defer revenue for the PCS and services to be provided to the customer based on vendor-specific objective evidence ("**VSOE**") of fair value and recognize revenue for the product license when persuasive evidence of an arrangement exists and delivery of the software has occurred, provided the fee is fixed or determinable and collection is deemed probable.

We evaluate each of these criteria as follows:

- <u>Persuasive evidence of an arrangement exists:</u> Our standard business practice is that persuasive evidence exists when we have a binding contract between ourselves and a customer for the provision of software or services.

- <u>Delivery has occurred:</u> Delivery is considered to occur when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to download the licensed program. Our typical end user license agreement does not include customer acceptance provisions. We recognize revenue from resellers in the same fashion as end user licenses unless fee payments are based upon the number of copies made or ordered. In cases where the fees are linked to the number of copies, revenue is recognized upon sell-through to the end customer based on the number of copies sold.

- <u>The fee is fixed or determinable:</u> A fee is fixed or determinable if it is a fixed amount of money or an amount that can be determined at the commencement of the contract, and is payable on Cognos' standard payment terms. Fees are generally considered fixed or determinable unless a significant portion (more than 10%) of the licensing fee is due more that 12 months after delivery, in which case revenue is recognized when payment becomes due from the customer. In addition, we only consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment. Our typical end user and reseller license agreements do not allow for refunds, returns or adjustments to the licensing fee. However, in the rare circumstance where this might occur and a refund, return or adjustment is agreed upon, revenue is recognized upon the expiration of the rights of exchange or return. For resellers, if they are newly formed, undercapitalized, or in financial difficulty, or if uncertainties about the number of copies to be sold by the reseller exist,

fees are not considered fixed or determinable. If the arrangement fee is not fixed or determinable, we recognize the revenue as amounts become due and payable.

- Collectibility is probable: We extend credit to credit worthy customers in order to facilitate our business. Credit is extended through the process of risk identification, evaluation, and containment. In practical terms, this process will take the form of: customer credit checks; established credit limits for customers (where necessary); and predetermined terms of sale. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection.

Under the residual method prescribed by SOP 97-2, a portion of the arrangement fee is first allocated to undelivered elements included in the arrangement (i.e., PCS and services) based on VSOE of fair value, with the remainder of the arrangement fee being allocated to the delivered elements of the arrangement. Our contracts commonly include product license, PCS, and services (e.g., education and consulting). Each product license arrangement requires careful analysis to ensure that each of the individual elements in the transaction has been identified, along with VSOE of the fair value of each element. If VSOE of fair value cannot be established for the undelivered elements of a product license agreement, the entire amount of revenue from the arrangement is deferred and recognized over the period that these elements are delivered.

Services revenue primarily consists of implementation services related to the installation of our products and training revenues. Our software is ready to use by the customer upon receipt. While many of our customers may choose to configure the software to fit their specific needs, our implementation services do not involve significant customization to or development of the underlying software code. Substantially all of our services arrangements are billed on a time and materials basis and, accordingly, are recognized as the services are performed. The fair value of the services portion of the arrangement is established according to our standard price list, which includes quantity discounts, and it is based on our history of separate sales using such price lists.

Our customers typically pre-pay PCS for the first year in connection with a new product license. In such cases, an amount equal to VSOE of fair value for PCS is deferred and recognized ratably over the term of the initial PCS contract, typically 12 months. PCS is renewable by the customer on an annual basis thereafter. We use two methods to determine VSOE of fair value for PCS in a multi-element arrangement: stated price and the price when an element is sold separately. If a stated rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license) is included in a contract (i.e., the first method), that rate is used to account for the PCS provided to that customer, provided that the rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed. The second method is the price charged when the same element is sold separately. We account for PCS using the first method when a stated PCS rate is included in a contract. For all other contracts, we establish VSOE of fair value for PCS based upon the price charged when PCS is sold separately (i.e., the second method).

Our customer experience has shown that our contractual arrangements have historically used two forms of contract terms regarding PCS; contracts which include a stated PCS rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license); and contracts which do not state a PCS rate. For contracts which include a stated renewal rate, we use that contractually stated renewal rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term provided that the stated rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between

the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts that state a first year PCS rate, we use that stated rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term, provided that it is consistent with our customary pricing practices. Our customer experience based on our continual monitoring of the process has been that this stated rate is typically the rate at which PCS will be renewed and is a substantive rate. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed. If our renewals history began to indicate that renewals were not highly correlated to the first year PCS amounts that we use to allocate revenue to PCS at the inception of the arrangement, then we would not be able to establish VSOE of fair value for PCS for such contracts and revenue attributable to the software license and PCS would be recognized ratably over the PCS period.

For contracts which do not state a PCS rate, we allocate a consistent percentage of the license fee to PCS in the first year of such arrangements based on a substantive rate at which our customer experience indicates customers will typically agree to renew PCS. Historically, there has been a high correlation between the mean of amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

We allocate arrangement consideration to PCS included in a software licensing arrangement based upon contemporaneous evidence of stand-alone prices and the application of controlled processes. These controlled processes include making judgments about the amount of arrangement consideration to allocate to PCS in contracts which do not state a PCS rate. Such judgments include continual monitoring of customer acceptance of renewal rates by other customers of the same customer class and evaluating customer tolerance for rate changes from a business standpoint at the time the initial license arrangement is established. On an historical basis, the contemporaneous evidence used has enabled us to establish the first year deferral consistent with the amount at which PCS has actually been renewed in the second and subsequent years. We use these renewals, which represent separate contemporaneous sales of PCS, as a basis to establish VSOE of fair value. Our process has historically provided experience to establish VSOE for PCS due to our continual monitoring of the process. If there are changes in the customers' acceptance of renewal rates or tolerance for rate change or our related ability to monitor and evaluate those changes, we may no longer be able to establish VSOE of fair value for PCS and accordingly revenue attributable to the software license and PCS would be recognized ratably over the PCS period.

We stratify our customers into three classes in determining VSOE of fair value for PCS. The classifications are based on the amount of software license business (i.e., software license revenues), life-to-date, that has previously been obtained from the respective customers. For each class of customer, a range of prices exists which represents VSOE of fair value for PCS for that class of customer based upon substantive renewals and our experience that there is a high correlation between the mean of amount allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

When PCS in individual arrangements is stated below the lower limits of our acceptable ranges by customer class, we adjust the percentage allocated for support upwards to the low end of the applicable range by customer class. This adjustment allocates additional revenue from license revenue to deferred PCS revenue which is amortized over the life of the PCS contract, which is typically one year. If the stated PCS is above the reasonable range, no adjustment is made and the deferred PCS revenue is measured at the contracted percentage.

In determining VSOE of fair value for PCS, we conduct our analysis on the basis of customer classes as described above. We do not consider other factors, such as: geographic regions or locations; type and nature of products; distribution channel (i.e. direct and resellers); stage of licensed product life cycle; other arrangement elements; overall economics; term of the license arrangement; or other factors. We do not differentiate our pricing policies based on these factors and our customer experience has indicated no difference in customer renewal behavior based on these factors. While our renewal experience has not shown differences in renewal behavior based on these discriminate factors, it is possible that changes related to these factors or our related ability to monitor and evaluate those changes could occur. In such circumstances, we may come to the determination that we can no longer substantiate VSOE of fair value for PCS for some or all of our software license agreements and revenue related to software licenses and PCS in such agreements would be recognized ratably over the PCS period.

We recognize revenue for resellers, value added resellers, original equipment manufacturers, and strategic system integrators (collectively "**resellers**") in a similar manner to our recognition of revenue for end users.

Stock-based Compensation - Effective March 1, 2006, we adopted FAS 123R to account for our stock option, stock purchase, deferred share and restricted share unit plans. We elected to implement FAS 123R using the modified retrospective method of transition provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FAS 123, the predecessor to FAS 123R.

Under this standard, companies are required to account for stock-based transactions using a fair value method and recognize the expense in the consolidated statements of income. We previously accounted for stock-based compensation transactions using the intrinsic value method in accordance with APB 25 and provided the pro forma disclosures prescribed by FAS 123. Except for certain acquisition-related options, the exercise price of all stock options is equal to the closing market price of the stock on the trading day preceding the date of grant. Accordingly, with the exception of the acquisition-related compensation and awards granted under our deferred share and restricted share unit plans, no compensation cost had been recognized in the financial statements prior to fiscal 2007.

In order to calculate the fair value of stock-based payment awards, we use a binomial lattice model. This model requires the input of subjective assumptions, including stock price volatility, the expected exercise behavior and forfeiture rate. Expected volatilities are based on the historical volatility of our stock, implied volatilities from traded options on our stock and other relevant factors. We use historical data to estimate option exercise and employee termination within the valuation model: separate groups of employees that have similar exercise behavior and turnover rates are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option are determined by the US Treasury yields and the Government of Canada benchmark bond yields for U.S. dollar and Canadian dollar options, respectively, in effect at the time of the grant.

The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we use different assumptions, our stock-based compensation expense could be materially different in the future. Further, the liability incurred as a result of our performance-based restricted share units and our deferred share unit plans is based on the fair value of our stock on the balance sheet date. If the value of our stock were to change significantly, our stock-based compensation expense could be significantly different in the future. We are also required to estimate the forfeiture rate and only recognize the expense for those shares expected to vest. If our

actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what we have recorded in the period such determination is made.

Allowance for Doubtful Accounts - We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review our accounts receivable and use our judgment to assess the collectibility of specific accounts and, based on this assessment, an allowance is maintained for 100% of all accounts over 360 days and specific accounts deemed to be uncollectible. For those receivables not specifically identified as uncollectible, an allowance is maintained for 1.5% of those receivables at February 28, 2007. In order to determine the percentage used, we analyze, on an annual basis, the geographical aging of the accounts, the nature of the receivables (i.e. license, maintenance, consulting), our historical collection experience, and current economic conditions.

In the past, changes in these factors have resulted in adjustments to our allowance for doubtful accounts. These adjustments have been accounted for as changes in estimates, the effect of which has not been significant on our results of operations and financial condition. As these factors change, the estimates made by management will also change, which will impact our provision for doubtful accounts in the future. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required.

Accounting for Income Taxes - As an entity which operates globally, we calculate our income tax liabilities in each of the jurisdictions in which we conduct business. Our tax rate is therefore affected by the relative profitability of our operations in various geographic regions. We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcome of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered forecasted taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, there is no assurance that the valuation allowance will not need to be adjusted to cover changes in deferred tax assets that may not be realized.

Our valuation allowance pertains primarily to net operating loss carryforwards. A portion of these loss carryforwards resulted from acquisitions. In the event we were to subsequently determine that we would be able to realize deferred tax assets related to acquisitions in excess of the net purchase price allocated to those deferred tax assets, we would record a credit to goodwill.

If we were to determine that we would be able to realize deferred tax assets unrelated to acquisitions in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

We provide for withholding taxes on the undistributed earnings of our foreign subsidiaries where applicable. The ultimate tax liability related to the undistributed earnings could differ materially from the liabilities recorded in our financial statements. These differences could have a material effect on our income tax liabilities and our net income.

Business Combinations - We account for acquisitions of companies in accordance with Statement of Financial Accounting Standards ("**SFAS**") No. 141, *Business Combinations*. We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

Historically, our acquisitions have resulted in the recognition of significant amounts of goodwill and acquired intangible assets. In order to allocate a purchase price to these intangible assets and goodwill, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful life of the acquired intangible assets. Should different conditions prevail, we could incur write-downs of goodwill, write-downs of intangible assets, or changes in the estimation of useful life of those intangible assets. In the past, we have made adjustments to the valuation allowance on deferred tax assets related to loss carry forwards acquired through acquisitions and the restructuring accrual related to acquisitions. These adjustments did not affect our result of operations. Instead, these adjustments were applied to goodwill.

In accordance with SFAS No.142, *Goodwill and Other Intangible Assets* ("**SFAS 142**"), goodwill is not amortized, but is subject to annual impairment testing which is discussed in greater detail below under *Impairment of Goodwill and Long-lived Assets*.

Intangible assets currently include acquired technology, contractual relationships, and trademarks and patents. Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the software products acquired. Acquired technology is amortized over its estimated useful life on a straight-line basis. Contractual relationships represent contractual and separable relationships that we have with certain customers and partners that we acquired through acquisitions. These contractual relationships were initially recorded at their fair value based on the present value of expected future cash flows and are amortized over their estimated useful life. Trademarks and patents are initially recorded at cost. Cost includes legal fees and other expenses incurred in order to obtain these assets. They are amortized over their estimated useful life on a straight-line basis.

In accordance with SFAS 142, we continuously evaluate the remaining useful life of our intangible assets being amortized to determine whether events or circumstances warrant a revision to the estimated remaining amortization period.

Other estimates associated with the accounting for acquisitions include restructuring costs. Restructuring costs primarily relate to involuntary employee separations and accruals for vacating duplicate premises. Restructuring costs associated with the pre-acquisition activities of an entity acquired are accounted for in accordance with Emerging Issues Task Force No. 95-3, *Recognition of Liabilities in Connection with a Business Combination* ("**EITF 95-3**"). To calculate restructuring costs accounted for under EITF 95-3, management estimates the number of employees that will be involuntarily terminated and the associated costs and the future costs to operate and sublease duplicate facilities once they are vacated. Changes to the restructuring plan could result in material adjustments to the restructuring accrual.

Impairment of Goodwill and Long-lived Assets - In accordance with SFAS 142, goodwill is subject to annual impairment tests, or on a more frequent basis if events or conditions indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Corporation as a whole is considered one reporting unit. Quoted market prices in active markets are considered the best evidence of fair value. Therefore, the first step of our annual test is to compare the fair value of our shares on The Nasdaq Global Select Market to the carrying value of our net assets. If we determine that our carrying value exceeds our fair value, we would conduct a second step to the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying

amount of goodwill. To date, we have not needed to perform the second step in testing goodwill impairment. If the carrying amount of goodwill were to exceed the implied fair value of goodwill, an impairment loss would be recognized.

We evaluate all of our long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets* ("**SFAS 144**"). SFAS 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. Events or changes in facts or circumstances can include a strategic change in business direction, decline or discontinuance of a product line, a reduction in our customer base, or a restructuring. If one of these events or circumstances indicates that the carrying value of an asset may not be recoverable, the amount of impairment will be measured as the difference between the carrying value and the fair value of the impaired asset as calculated using a net realizable value methodology. An impairment will be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments – an Amendment to SFAS Nos. 133 and 140* ("**SFAS 155**"). SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. This statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. In addition, SFAS 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Instruments – an Amendment of SFAS No. 140* ("**SFAS 156**"). This Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS 156 to have a material impact on our consolidated results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("**FIN 48**"). This statement clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return, among other items. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. For Cognos, FIN 48 became effective as of the beginning of fiscal year 2008. Pending further guidance from FASB, the Corporation expects to increase liabilities and decrease retained earnings by $15 million to $25 million due to the adoption of FIN 48 in the first quarter of fiscal year 2008.

In September 2006, the FASB issued SFAS No. 158 ("**SFAS 158**"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment to SFAS No's 87, 88, 106 and 132(R).* SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective as of the end of fiscal years ending after December 15, 2006. The Corporation has adopted SFAS 158 in the fourth quarter of fiscal year 2007. The Corporation has determined that the adoption of SFAS 158 has not had a material impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157 ("**SFAS 157**"), *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted. We are currently evaluating the impact of SFAS 157 on our consolidated results of operations and financial condition. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated results of operations and financial condition.

QUARTERLY RESULTS

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2007 and fiscal 2006.

	Fiscal 2006				Fiscal 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	($000s, except per share amounts, U.S. GAAP)							
Revenue	$200,075	$212,042	$212,254	$253,129	$217,040	$229,890	$247,799	$284,535
Cost of revenue	42,515	43,028	44,044	43,538	50,500	52,634	59,336	52,010
Gross margin	157,560	169,014	168,210	209,591	166,540	177,256	188,463	232,525
Operating expenses								
Selling, general, and administrative	105,715	109,327	110,753	134,652	117,592	117,981	137,663	130,993
Research and development	29,765	29,520	28,287	31,218	33,279	33,869	36,436	32,094
Amortization of acquisition-related intangibles	1,637	1,637	1,684	1,697	1,701	1,702	1,701	1,757
Total operating expenses	137,117	140,484	140,724	167,567	152,572	153,552	175,800	164,844
Operating income	$ 20,443	$ 28,530	$ 27,486	$ 42,024	$ 13,968	$ 23,704	$ 12,663	$ 67,681
Net income	$ 20,372	$ 24,900	$ 24,010	$ 39,294	$ 14,538	$ 23,760	$ 16,543	$ 60,856
Net income per share								
Basic	$0.22	$0.27	$0.27	$0.44	$0.16	$0.26	$0.19	$0.68
Diluted	$0.22	$0.27	$0.26	$0.43	$0.16	$0.26	$0.18	$0.67

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures about market risk, reference is made to "Market Risk" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K, and Note 9 of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data of this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

COGNOS INCORPORATED

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING:

FINANCIAL STATEMENTS

The Corporation's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("**GAAP**"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this annual report is prepared on a basis consistent with that of the consolidated financial statements.

Ernst & Young LLP, the independent auditors appointed by the stockholders, have been engaged to conduct an examination of the consolidated financial statements in accordance with generally accepted auditing standards, and have expressed their opinion on these statements.

The Board of Directors is responsible for oversight and governance of the process management follows to ensure the fulfillment of their responsibility for financial reporting and internal control. The Board is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is comprised of outside Directors. The Committee meets at least four times annually to review audited and unaudited financial information prior to its public release. The Committee also considers, for review by the Board of Directors and approval by the stockholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Corporation's operations, is consistent and reliable, and is relevant for the informed evaluation of the Corporation's activities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting ("**Internal Control**") for the Corporation. Internal Control is a set of processes designed by, or under the supervision of, the Corporation's CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States GAAP. Please refer to "Item 9A. Controls and Procedures" of this annual report on Form 10-K for the limitations of Internal Control.

Under the supervision and with the participation of the Corporation's management, including the Corporation's CEO and CFO, the Corporation conducted an evaluation of the effectiveness of its Internal Control based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO. Based on this evaluation under the COSO framework, management concluded that the Corporation's Internal Control over Financial Reporting was effective in providing reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as of February 28, 2007.

Management's assessment of the effectiveness of the Corporation's Internal Control as of February 28, 2007 has been audited by Ernst & Young LLP, the Corporation's independent registered public accounting firm. Their attestation and report are included further on in this Item 8 of this Form 10-K.

/s/ Robert G. Ashe	/s/ Tom Manley
Robert G. Ashe President and Chief Executive Officer	Tom Manley Senior Vice President, Finance & Administration and Chief Financial Officer

March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Cognos Incorporated

We have audited the accompanying consolidated balance sheets of Cognos Incorporated as of February 28, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2007. Our audits also include the financial statement schedule listed in the Index at (a) 2 in Item 15. These financial statements and schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognos Incorporated at February 28, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2007, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cognos Incorporated's internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2007 expressed an unqualified opinion thereon.

As discussed in Note :. to the consolidated financial statements, effective March 1, 2007, the Corporation adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" using the modified retrospective transition method.

Ottawa, Canada
March 28, 2007

/s/ ERNST & YOUNG LLP
Chartered Accountants

Report of Independent Registered Public Accounting Firm

To The Shareholders of Cognos Incorporated

We have audited management's assessment, included in the accompanying "Report of Management on Financial Statements and Internal Controls over Financial Reporting", that Cognos Incorporated maintained effective internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cognos Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cognos Incorporated maintained effective internal control over financial reporting as of February 28, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cognos Incorporated maintained, in all material respects, effective internal control over financial reporting as of February 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Cognos Incorporated and our report dated March 28, 2007 expressed an unqualified opinion thereon.

Ottawa, Canada
March 28, 2007

/s/ ERNST & YOUNG LLP
Chartered Accountants

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

(US$000s except share amounts, U.S. GAAP)

	Note	Years Ended the Last Day of February,		
		2007	2006	2005
Revenue				
Product license		**$376,211**	$343,247	$362,958
Product support		**422,473**	371,985	320,451
Services		**180,580**	162,268	142,122
Total revenue		**979,264**	877,500	825,531
Cost of revenue				
Cost of product license		**6,783**	6,297	3,025
Cost of product support		**46,770**	36,911	33,325
Cost of services		**160,927**	129,917	114,350
Total cost of revenue		**214,480**	173,125	150,700
Gross margin		**764,784**	704,375	674,831
Operating expenses				
Selling, general, and administrative		**504,229**	460,447	418,301
Research and development		**135,678**	118,790	109,411
Amortization of acquisition-related intangible assets		**6,861**	6,655	5,602
Total operating expenses		**646,768**	585,892	533,314
Operating income		**118,016**	118,483	141,517
Interest and other income, net		**24,903**	17,163	6,571
Income before taxes		**142,919**	135,646	148,088
Income tax provision	10	**27,222**	27,070	26,614
Net income		**$115,697**	$108,576	$121,474
Net income per share	11			
Basic		**$1.29**	$1.20	$1.34
Diluted		**$1.28**	$1.17	$1.30
Weighted average number of shares (000s)	11			
Basic		**89,674**	90,564	90,517
Diluted		**90,563**	92,605	93,238

(See accompanying notes)

COGNOS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(US$000s, U.S. GAAP)

	Note	**February 28, 2007**	February 28, 2006
Assets			
Current assets			
Cash and cash equivalents	9	**$ 376,762**	$ 398,634
Short-term investments	9	**315,131**	152,368
Accounts receivable	2	**221,393**	216,850
Income taxes receivable		**2,274**	1,363
Prepaid expenses and other current assets		**29,724**	31,978
Deferred tax assets	10	**13,768**	12,936
		959,052	814,129
Fixed assets, net	3	**72,256**	75,821
Intangible assets, net	4, 6	**17,767**	22,125
Other assets	9	**5,642**	6,096
Deferred tax assets	10	**5,950**	6,928
Goodwill	5, 6	**232,094**	225,709
		$1,292,761	$1,150,808
Liabilities			
Current liabilities			
Accounts payable		**$ 36,970**	$ 33,975
Accrued charges	6	**36,628**	30,799
Salaries, commissions, and related items	6	**96,970**	73,229
Income taxes payable		**8,743**	6,009
Deferred income taxes	10	**6,363**	4,118
Deferred revenue		**284,896**	246,562
		470,570	394,692
Deferred income taxes	10	**30,751**	30,344
		501,321	425,036
Commitments and Contingencies	6, 8		
Stockholders' Equity			
Capital stock			
Common shares and additional paid-in capital (2007 – 89,725,774; 2006 – 89,826,706)	11	**535,589**	439,680
Treasury shares (2007 – 617,369; 2006 – 55,970)		**(22,064)**	(1,563)
Retained earnings		**273,575**	283,168
Accumulated other comprehensive income		**4,340**	4,487
		791,440	725,772
		$1,292,761	$1,150,808

(See accompanying notes)

On behalf of the Board:

/s/ John E. Caldwell
John E. Caldwell, Director

/s/ Renato Zambonini
Renato Zambonini, Chairman

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(US$000s except share amounts, U.S. GAAP)

		Common Shares and Additional Paid-in Capital		Treasury Shares		Retained	Accumulated Other Comprehensive	
		Shares (000s)	Amount	Shares (000s)	Amount	Earnings	Income/(Loss)	Total
Balances, February 29, 2004		89,903	$333,549	44	$ (1,065)	$ 183,310	$(1,441)	$514,353
Issuance of stock	Stock option plans	2,236	43,633					43,633
	Stock purchase plans	86	2,537					2,537
	Stock-based compensation		17,872					17,872
Repurchase of shares		(1,154)	(2,752)			(39,983)		(42,735)
Income tax effect related to stock options			883					883
Restricted share unit plan	Repurchase of shares, net of release		(201)	2	(134)			(335)
		91,071	395,521	46	(1,199)	143,327	(1,441)	536,208
Net income						121,474		121,474
Other comprehensive income								
Net loss on derivative instruments							(348)	(348)
Foreign currency translation adjustments							4,505	4,505
Comprehensive income						121,474	4,157	125,631
Balances, February 28, 2005		91,071	$395,521	46	$ (1,199)	$ 264,801	$ 2,716	$661,839
Issuance of stock	Stock option plans	1,257	28,116					28,116
	Stock purchase plans	81	2,777					2,777
	Stock-based compensation		19,500					19,500
Repurchase of shares		(2,582)	(7,319)			(90,208)		(97,527)
Income tax effect related to stock options			1,611					1,611
Restricted share unit plan	Repurchase of shares, net of release		(526)	10	(364)			(890)
		89,827	439,680	56	(1,563)	174,593	2,716	615,426
Net income						108,575		108,575
Other comprehensive income								
Net loss on derivatives							(1,141)	(1,141)
Foreign currency translation adjustments							2,912	2,912
Comprehensive income						108,575	1,771	110,346
Balances, February 28, 2006		89,827	$439,680	56	$ (1,563)	$ 283,168	$ 4,487	$725,772
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes			3,966			(9,959)		(5,993)
Adjusted Balances, March 1, 2006		89,827	$443,646	56	$ (1,563)	$ 273,209	$ 4,487	$719,779
Issuance of stock	Stock option plans	**2,956**	**79,395**					**79,395**
	Stock purchase plans	**88**	**2,452**					**2,452**
	Stock-based compensation		**19,912**					**19,912**
Repurchase of shares		**(3,145)**	**(9,726)**			**(115,331)**		**(125,057)**
Income tax effect related to stock options			**594**					**594**
Restricted share unit plan	Repurchase of shares, net of release		**(684)**	**561**	**(20,501)**			**(21,185)**
		89,726	**535,589**	**617**	**(22,064)**	**157,878**	**4,487**	**675,890**
Net income						**115,697**		**115,697**
Other comprehensive income								
Net loss on derivatives							**1,016**	**1,016**
Foreign currency translation adjustments							**(1,163)**	**(1,163)**
Comprehensive income						**115,697**	**(147)**	**115,550**
Balances, February 28, 2007		**89,726**	**$535,589**	**617**	**$(22,064)**	**$ 273,575**	**$ 4,340**	**$791,440**

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$000s, U.S. GAAP)

	Years Ended the Last Day of February		
	2007	2006	2005
Cash flows from operating activities			
Net income	**$ 115,697**	$108,576	$121,474
Non-cash items			
Depreciation and amortization	**30,407**	29,362	26,384
Stock-based compensation	**19,912**	19,500	17,879
Deferred income taxes	**7,622**	5,197	(4,691)
Loss on disposal of fixed assets	**326**	521	413
Change in non-cash working capital			
Decrease (increase) in accounts receivable	**409**	(30,245)	(23,734)
Increase in income tax receivable	**(888)**	(261)	(478)
Decrease (increase) in prepaid expenses and other current assets	**3,501**	(7,563)	(118)
Increase (decrease) in accounts payable	**2,283**	3,409	(5,900)
Increase (decrease) in accrued charges	**4,898**	(714)	(2,891)
Increase (decrease) in salaries, commissions, and related items	**22,230**	(16,168)	23,987
Increase (decrease) in income taxes payable	**2,298**	(15,461)	15,510
Increase in deferred revenue	**22,303**	30,606	32,313
Net cash provided by operating activities	**230,998**	126,759	200,148
Cash flows from investing activities			
Maturity of short-term investments	**602,211**	450,727	330,716
Purchase of short-term investments	**(762,489)**	(458,543)	(311,689)
Additions to fixed assets	**(18,711)**	(21,840)	(17,516)
Additions to intangible assets	**(1,497)**	(1,125)	(977)
Decrease (increase) in other assets	**50**	426	(6,378)
Acquisition costs, net of cash and cash equivalents	**(10,516)**	(4,546)	(51,887)
Net cash used in investing activities	**(190,952)**	(34,901)	(57,731)
Cash flows from financing activities			
Issue of common shares	**82,441**	32,504	47,053
Purchase of treasury shares	**(21,185)**	(890)	(335)
Repurchase of shares	**(125,057)**	(97,527)	(42,735)
Net cash provided by (used in) financing activities	**(63,801)**	(65,913)	3,983
Effect of exchange rate changes on cash	**1,883**	(5,659)	7,118
Net increase (decrease) in cash and cash equivalents	**(21,872)**	20,286	153,518
Cash and cash equivalents, beginning of period	**398,634**	378,348	224,830
Cash and cash equivalents, end of period	**376,762**	398,634	378,348
Short-term investments, end of period	**315,131**	152,368	144,552
Cash, cash equivalents, and short-term investments, end of period	**$ 691,893**	$551,002	$522,900

(See accompanying notes)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cognos Incorporated (the "**Corporation**") is a global leader in business intelligence and performance management ("**PM**") software solutions. The Corporation's solutions help improve business performance by enabling planned performance management through the consistent reporting and analysis of data derived from various sources. The Corporation's integrated solutions consist of a suite of business intelligence components, performance management solutions, and analytical applications. The Corporation's customers can strategically apply these software solutions across the extended enterprise to address their need for PM. The solution for PM allows users to effectively manage the full business cycle with planning, budgeting, consolidation, reporting, analysis, and scorecarding functionality. The Corporation markets and supports these solutions both directly and through partners and resellers worldwide.

Basis of Presentation

These consolidated financial statements have been prepared by the Corporation in United States ("**U.S.**") dollars and in accordance with U.S. generally accepted accounting principles ("**GAAP**"), applied on a consistent basis unless otherwise stated.

Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries.

The Corporation applies Financial Accounting Standards Boards ("**FASB**") Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities* ("**FIN 46 (R)**") in respect of an undercapitalized distributor in which the Corporation has an investment and which qualifies as a variable interest entity. The adoption of FIN 46 (R) did not have a material impact on the Corporation's financial condition or results of operations. The assets of the variable interest entity are classified as cash and cash equivalents and accounts receivable and are not material to these consolidated financial statements. The creditors of this variable interest entity have no recourse to the general credit of the Corporation.

All subsidiaries, except for the variable interest entity described above, are wholly owned. Intercompany transactions and balances have been eliminated.

Business Combinations

The Corporation accounts for acquisitions of companies in accordance with FASB Statement No. 141, *Business Combinations* ("**SFAS 141**"). The Corporation allocates the purchase price to tangible assets, intangible assets, and liabilities based on estimated fair values at date of acquisition with the excess of the purchase price amount being allocated to goodwill.

Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the

consolidated financial statements and the accompanying notes. In particular, management makes judgments related to, among other things, revenue recognition, stock-based compensation, the allowance for doubtful accounts, income taxes, business acquisitions and the related goodwill, intangibles and restructuring accrual, and the impairment of goodwill and long-lived assets. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive Income includes net income and other comprehensive income ("**OCI**"). OCI refers to changes in net assets from certain transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders' Equity and excluded from net income. OCI includes the foreign currency translation adjustments for subsidiaries that do not use the U.S. dollar as their functional currency net of gains or losses on derivatives designated as a hedge of the net investment in foreign operations, the effective portion of cash flow hedges where the hedged item has not yet been recognized in income, and changes in the funded status of the defined benefits postretirement plan that has not yet been recognized in income. Tax effects of foreign currency translation adjustments pertaining to those subsidiaries are generally included in OCI.

Foreign Currency Translation

The financial statements of the parent company and its non-U.S. subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52, *Foreign Currency Translation*. The financial statements of the parent and the majority of its foreign subsidiaries are measured using local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of Stockholders' Equity.

Currency transaction gains and losses are immaterial for all periods presented.

Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position ("**SOP**") 97-2, *Software Revenue Recognition* as amended by SOP 98-9, *Software Revenue Recognition with Respect to Certain Arrangements* (collectively "**SOP 97-2**") issued by the American Institute of Certified Public Accountants.

The Corporation recognizes revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. For contracts with multiple obligations, the Corporation allocates revenue to the undelivered elements of a contract based on vendor specific objective evidence ("**VSOE**") of the fair value of those elements and allocates revenue to the delivered elements, principally license revenue, using the residual method as described in SOP 97-2.

Substantially all of the Corporation's product license revenue is earned from licenses of off-the-shelf software requiring no customization. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from post-contract customer support ("**PCS**") contracts is recognized ratably over the life of the contract, typically 12 months. Incremental costs directly attributable to the acquisition of PCS contracts, which would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Many of the Corporation's sales include both software and services. The services are not essential to the functionality of any other element of the transaction and are stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service. Accordingly services revenue from education, consulting, and other services is recognized at the time such services are rendered, and the software element is accounted for separately from the service element.

As required by SOP 97-2, the Corporation establishes VSOE of fair value for each element of a contract with multiple elements (i.e., delivered and undelivered products, support obligations, education, consulting, and other services). The Corporation determines VSOE for service elements based on the normal pricing and discounting practices for those elements when they are sold separately. For PCS, VSOE of fair value is based on the PCS rates contractually agreed to with customers, if the rate is consistent with our customary pricing practices. Absent a stated PCS rate, a consistent rate which represents the price when PCS is sold separately based on PCS renewals is used.

We have historically used two forms of contract terms regarding PCS: contracts which include a stated PCS rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license); and contracts which do not state a PCS rate. For contracts which include a stated renewal rate, we use the contractually stated renewal rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term provided that the stated rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts that have a stated first year PCS rate, we use such stated prices to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term, provided that it is substantive and consistent with our customary pricing practices, as this is typically the rate at which PCS will be renewed. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts which do not state a PCS rate, we allocate a consistent percentage of the license fee to PCS in the first year of such arrangements based on a substantive rate at which our customer experience indicates customers will typically agree to renew PCS. Historically, there has been a

high correlation between the mean of amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

We stratify our customers into three classes in determining VSOE of fair value for PCS. The classifications are based on the amount of software license business (i.e., software license revenues), life-to-date, that has previously been obtained from the respective customers. For each class of customer, a range of prices exists which represents VSOE of fair value for PCS for that class of customer.

When PCS in individual arrangements is stated below the lower limits of our acceptable ranges by customer class, we adjust the percentage allocated for support upwards to the low end of the applicable range by customer class. This adjustment allocates additional revenue from license revenue to deferred PCS revenue which is amortized over the life of the PCS contract, which is typically one year. If the stated PCS is above the reasonable range, no adjustment is made and the deferred PCS revenue is measured at the contracted percentage.

The Corporation recognizes revenue for resellers in a similar manner to revenue for end users. The Corporation recognizes revenue on physical transfer of the master copy to the reseller if the license fee is a one-time up-front fixed irrevocable payment and all other revenue recognition criteria have been met. If there are multiple license fee payments based on the number of copies made or ordered, delivery occurs and revenue is recognized when the copies are licensed and delivered to an end user. It is the Corporation's general business practice not to offer or agree to exchanges or returns with resellers. If a reseller is newly formed, undercapitalized or in financial difficulty, or if uncertainties about the number of copies to be sold by the reseller exist, revenue is deferred and recognized when cash is received if all other revenue recognition criteria have been met.

Cash, Cash Equivalents, and Short-Term Investments

Cash includes cash equivalents, which are investments that are held to maturity and have terms to maturity of three months or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits, banker's acceptances and bearer deposit notes issued by major North American banks, and corporate debt. Cash and cash equivalents are carried at cost, which approximates their fair value.

Short-term investments are investments that are highly liquid, held to maturity, and have terms greater than three months, but less than one year, at the time of acquisition. Short-term investments typically consist of commercial paper and corporate bonds. Short-term investments are carried at cost, which approximates their fair value.

Derivative Financial Instruments

In accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("**SFAS 133**") and the corresponding amendments under FASB Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment to SFAS No. 133*, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value

hedge, the changes in the fair value of the derivative and of the hedged item are recognized in net income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in net income when the hedged item affects net income. If the derivative is designated a hedge of net investment in foreign operations, the changes in fair value are reported in OCI as part of the cumulative translation adjustment to the extent that it is effective.

Allowance for Doubtful Accounts

The Corporation maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. An allowance is maintained for 100% of all accounts deemed to be uncollectible. For those receivables not specifically identified as uncollectible, an allowance is maintained for a specific percentage of those receivables based on the aging of the accounts, the Corporation's historical collection experience, and current economic conditions.

Fixed Assets

Fixed assets are recorded at cost. Computer equipment and software, and the building, are depreciated using the straight-line method over their estimated useful life. Office furniture is depreciated using the diminishing balance method. Building improvements are amortized using the straight-line method over the life of the improvement. Leasehold improvements are amortized using the straight-line method over either the life of the improvement or the term of the lease, whichever is shorter. Fixed assets are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.

Intangible Assets

Intangible assets consist of acquired technology and contractual relationships associated with various acquisitions, as well as trademarks and patents.

Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions or on the estimated cost to develop the technology internally. Acquired technology is amortized over its estimated useful life on a straight-line basis.

Contractual relationships represent relationships that the Corporation has with certain customers and partners that are based on contractual or legal rights and are considered separable. These contractual relationships were acquired by the Corporation through business combinations and were initially recorded at their fair value based on the present value of expected future cash flows. Contractual relationships are amortized over their estimated useful lives.

Trademarks and patents are initially recorded at cost. Cost includes legal fees and other expenses incurred in order to obtain these assets. They are amortized over their estimated useful lives on a straight-line basis.

The Corporation continuously evaluates the remaining useful life of its intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Corporation evaluates the expected future net cash flows of its

(All amounts in U.S. dollars, unless otherwise stated)

intangible assets annually. If the book values of the assets were impaired, they would be adjusted to fair value based on discounted cash flows.

Deferred Software Development Costs

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed, are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Research costs are expensed as incurred. For costs that are capitalized, the amortization is the greater of the amount calculated using either (i) the ratio that the appropriate product's current gross revenues bear to the total of current and anticipated future gross revenues for that product, or (ii) the straight-line method over the remaining economic life of the product. Such amortization is recorded over a period not exceeding three years. The Corporation reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed, or otherwise marketed, and recognized no amortization expense in fiscal 2007, 2006, and 2005.

Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the net tangible and intangible assets acquired. The Corporation accounts for goodwill in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets* (**"SFAS 142"**). Under SFAS 142, goodwill is not amortized, but is subject to annual impairment tests based on the market capitalization of the Corporation in accordance with the pronouncement.

Income Taxes

The Corporation uses the liability method in accounting for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws. A valuation allowance is recorded to the extent that it is considered more likely than not that deferred tax assets will not be realized.

Stock-Based Compensation

The Corporation adopted FASB Statement No. 123 (revised), *Share-based Payment* (**"FAS 123R"**) on March 1, 2006 to account for its stock option, stock purchase, deferred share, and restricted share unit plans. This standard addresses the accounting for stock-based payment transactions in which a corporation receives employee services in exchange for either equity instruments of the corporation or liabilities that are based on the fair value of the corporation's equity instruments or that may be settled by the issuance of such equity instruments. Under this standard, companies are required to account for such transactions using a fair value method and recognize the expense over the requisite service period of the award in the consolidated statements of income.

The Corporation previously accounted for stock-based compensation transactions using the intrinsic value method in accordance with Accounting Principles Board (**"APB"**) Opinion 25, *Accounting for Stock Issued to Employees* ("**APB 25**") and provided the pro forma disclosures prescribed by FASB Statement No. 123, *Accounting for Stock-based Compensation* ("**FAS 123**"), the predecessor to FAS 123R. Except for certain acquisition-related options and the options discussed in Note 11 *"Shareholder's Equity - Impact of SAB 108"*, the exercise price of all stock options is equal to the closing market price of the stock on the trading day preceding the date of grant. Accordingly, with the exception of certain acquisition-related compensation and awards granted under the Corporation's deferred share and restricted share unit plans, no compensation cost had been recognized in the financial statements prior to fiscal 2007, under APB 25, the Corporation has elected the modified retrospective method of transition provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied on a basis consistent with the pro forma disclosures required in those periods by FAS 123.

In March 2005, the Securities and Exchange Commission ("**SEC**") issued SEC Staff Accounting Bulletin No. 107, *Share-based Payment* ("**SAB 107**") regarding the application of FAS 123R. The Corporation has applied the provisions of SAB 107 in its adoption of FAS 123R.

The following tables set forth the increase (decrease) to the Corporation's consolidated statements of income and balance sheets as a result of the adoption of FAS 123R for the years ended February 28, 2006 and 2005: (000s, except per share amounts)

	Impact of Change for Adoption of FAS 123R For the year ended	
	February 28, 2006	February 28, 2005
Consolidated Statement of Income		
Operating income	$(18,820)	$(17,138)
Net income	(16,226)	(15,130)
Net income per share (basic)	$(0.18)	$(0.17)
Net income per share (diluted)	$(0.18)	$(0.17)

(All amounts in U.S. dollars, unless otherwise stated)

	Impact of Change for Adoption of FAS 123R	
	February 28, 2006	February 28, 2005
Consolidated Balance Sheet		
Deferred income tax asset	$ 6,792	$ 6,018
Stockholders' equity:		
Common shares and additional paid-in Capital	159,737	142,962
Deferred stock-based compensation	501	277
Retained earnings	(153,446)	(137,221)
Net Stockholders' equity	$ 6,792	$ 6,018

The Corporation uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period of its awards with service conditions only and the graded attribution method for its performance-based awards. Stock-based compensation expense is recorded, consistent with other compensation expenses, in cost of support, cost of services, selling, general and administrative expenses or research and development expenses, depending on the employee's job function.

When recording compensation cost for equity awards, FAS 123R requires corporations to estimate the number of equity awards granted that are expected to be forfeited. Prior to the adoption of FAS 123R, the Corporation recognized forfeitures when they occurred, rather than using an estimate at the grant date, and subsequently adjusting the estimated forfeitures to reflect actual forfeitures.

Stock-based compensation expense recognized for the three fiscal years is as follows:

	2007	2006	2005
Compensation cost recognized			
Cost of Product Support	**$ 355**	$ 505	$ 520
Cost of Services	**766**	897	1,048
Selling, General and Administrative	**21,441**	14,048	12,831
Research and Development	**2,032**	4,050	3,473
Total	**24,594**	19,500	17,872
Tax benefit recognized	**(5,099)**	(2,595)	(2,007)
Net Stock-based Compensation Cost	**$19,495**	$16,905	$15,865

(All amounts in U.S. dollars, unless otherwise stated)

Stock Options

The fair value of the options granted after March 1, 2005 was estimated at the date of grant using a binomial lattice option-pricing model. Prior to March 1, 2005, the Corporation used the Black-Scholes option-pricing model to estimate the fair value of options at the grant date. The following weighted-average assumptions were used for options granted during the following periods:

	2007	2006	2005
Risk-free interest rates	**4.2%**	3.8%	3.2%
Expected volatility	**39%**	33%	51%
Dividend yield	**0%**	0%	0%
Expected life of options (years)	**3.8**	3.8	4.3

Expected volatilities are based on historical volatility of the Corporation's stock, implied volatilities from traded options on the Corporation's stock, and other relevant factors. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar exercise behavior and turnover rates are considered separately for valuation purposes. The expected life of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option are determined by the US Treasury yields for US dollar options and the Government of Canada benchmark bond yields for Canadian dollar options in effect at the time of the grant.

2. Accounts Receivable

Accounts receivable include an allowance for doubtful accounts of $5,586,000 and $7,565,000 as of February 28, 2007 and February 28, 2006, respectively.

3. FIXED ASSETS

	2007		2006		
	Cost	Accumulated Depreciation and Amortization	Cost	Accumulated Depreciation and Amortization	Depreciation/ Amortization Rate
	($000s)		($000s)		
Computer equipment and software	**$ 116,464**	**$ 96,657**	$ 111,801	$ 90,960	33%
Office furniture	**52,352**	**36,843**	49,120	33,644	20 - 30%
Building and leasehold improvements	**35,013**	**21,688**	31,813	17,834	Life of improvement/ lease term
Land	**1,015**	**–**	1,043	–	–
Building	**30,386**	**7,786**	31,511	7,029	2.5 - 4%
	235,230	**$162,974**	225,288	$149,467	
Accumulated depreciation and amortization	**(162,974)**		(149,467)		
Net book value	**$ 72,256**		$ 75,821		

Depreciation and amortization of fixed assets was $22,560,000, $21,888,000, and $20,152,000, in each of fiscal 2007, 2006, and 2005, respectively.

4. INTANGIBLE ASSETS

	2007		2006		
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate
	($000s)		($000s)		
Acquired technology	**$ 43,107**	**$33,758**	$ 41,611	$28,194	20%
Contractual relationships	**10,154**	**4,609**	9,654	3,328	12.5%
Trademarks and patents	**7,217**	**4,344**	5,724	3,342	20%
	60,478	**$42,711**	56,989	$34,864	
Accumulated amortization	**(42,711)**		(34,864)		
Net book value	**$ 17,767**		$ 22,125		

During fiscal 2007, acquired technology and contractual relationships increased by $1,496,000 and $500,000, respectively, resulting from the acquisition of Celequest Corporation (**"Celequest"**). (See Note 6 *"Acquisitions"*). During fiscal 2006, acquired technology and contractual relationships increased by $1,192,000 and $46,000, respectively, resulting from the

acquisitions of Databeacon Inc. ("**Databeacon**") and Digital Aspects Holdings Ltd ("**Digital Aspects**"). Trademarks and patents increased by $1,493,000 and $1,127,000 in fiscal 2007 and 2006, respectively.

The amortization of trademarks and patents is included in selling, general, and administrative expenses and the amortization of acquired technology and contractual relationships is included in income as amortization of acquisition-related intangibles. The following table sets forth the allocations:

	2007	2006	2005
		($000s)	
Amortization of acquisition-related intangibles	**$6,861**	$6,655	$5,602
Selling, general, and administrative expenses	**986**	819	630
Total	**$7,847**	$7,474	$6,232

The estimated amortization expense related to intangible assets in existence as at February 28, 2007, over the next five years is as follows: ($000s)

2008	$7,585
2009	4,051
2010	3,263
2011	2,360
2012	508

5. GOODWILL

There were net additions to goodwill of $6,385,000 and $4,219,000 during fiscal 2007 and 2006, respectively. The increase in fiscal 2007 was the result of the acquisition of Celequest, offset primarily by the utilization of tax losses related to the acquisition of Adaytum Inc. (**"Adaytum"**) of $2,000,000 and by the reductions to the estimated restructuring costs related to Frango AB ("**Frango**") of $1,000,000. The increase in fiscal 2006 was the result of the acquisitions of Databeacon and Digital Aspects partially offset by adjustments to the estimated restructuring accrual adopted as a result of the acquisition of Frango (See Note 6 "*Acquisitions*").

The changes in goodwill for fiscal 2007 and 2006 are summarized below: ($000s)

(All amounts in U.S. dollars, unless otherwise stated)

	2007	2006
Beginning balance	**$225,709**	$221,490
Additions to goodwill related to current year acquisitions	**9,420**	5,471
Adjustments to goodwill from prior years acquisitions	**(3,035)**	(1,252)
Closing balance	**$232,094**	$225,709

In accordance with the pronouncements of SFAS 142, goodwill is not amortized but is subject to an annual impairment test. The Corporation has designated the beginning of its fiscal year as the date for the annual impairment test. The Corporation performed the required impairment tests of goodwill as of March 1, 2007 and 2006. Based on these tests, goodwill is not considered to be impaired.

6. ACQUISITIONS

Fiscal 2007 Acquisitions

In January 2007, the Corporation acquired Celequest, a provider of operational business intelligence solutions based in Redwood, California. The Corporation purchased Celequest primarily to enhance its performance management solutions with Celequest's innovation in real-time information monitoring and self-service dashboard creation.

This acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, *Business Combinations* ("**SFAS 141**").

The purchase consideration for Celequest was approximately $10,583,000 paid in cash. Direct costs associated with the acquisition were approximately $400,000.

The purchase of Celequest did not involve the write-off of any in-process research and development.

Of the total purchase price, $1,996,000 was allocated to intangible assets, subject to amortization. Of this amount, $1,496,000 was allocated to acquired technology and $500,000 was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for both the acquired technology and the contractual relationships is five years. The weighted average amortization for these intangible assets acquired is five years. The fair values of these intangible assets were assigned using the discounted cashflow method, which discounts the present value of the free cashflows expected to be generated by the assets. The amortization periods were determined using the estimated economic useful life of the asset.

As part of this acquisition, the Corporation also established approximately $88,000 in deferred tax assets related to reserves resulting from the acquisition. These may be available to reduce taxes payable in future years. The Corporation has taken a full valuation allowance against these deferred tax assets as it does not believe they meet the more-likely-than-not criteria for recognition. Deferred taxes were not established for the acquired pre-acquisition losses of Celequest as the Corporation will make an election under IRC §338, which allows it to effectively treat the acquisition as a purchase of assets. Under this election, in lieu of utilizing these losses, the company is entitled to amortize the goodwill and other intangible assets acquired for tax purposes over a period of 15 years.

In the allocation of purchase price, $9,420,000 was assigned to goodwill. This represents the excess of the purchase price paid for Celequest over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized but will be subject to annual impairment testing in accordance with the Corporation's accounting policy (see Note1 *"Summary of Accounting Policies"*).

In accordance with SFAS 141, the total consideration paid for these acquisitions was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below: ($000s)

	Celequest Corporation
Assets acquired:	
Cash	$ 67
Accounts receivable, net	215
Intangibles assets	1,996
Fixed assets	159
Deferred tax assets	88
Other assets	79
	2,604
Liabilities assumed:	
Accrued charges	1,319
Deferred revenue	88
Other Current Liabilities	34
	1,441
Net assets acquired	1,163
Goodwill	9,420
Purchase price	$10,583
Purchase price consideration	
Cash	$10,583
	$10,583

The Corporation has elected not to disclose pro-forma results of operations as they are not material to the consolidated financial statements.

(All amounts in U.S. dollars, unless otherwise stated)

Fiscal 2006 Acquisitions

In September 2005, the Corporation acquired Databeacon and Digital Aspects. Databeacon was a mid-market business analytics and reporting company, based in Ottawa, Canada. The Corporation purchased Databeacon primarily to complement its research and development workforce in the Ottawa area. Digital Aspects was an early stage business intelligence company based in the United Kingdom. The Corporation purchased Digital Aspects primarily to incorporate its software, which addresses the need for real time access to corporate data, into the Corporation's product suite.

The aggregate purchase consideration for Databeacon and Digital Aspects was approximately $4,878,000 paid in cash and deferred consideration of $674,000, which was included in accrued charges on the balance sheet at the date of acquisition. Included in the Databeacon share purchase agreement was $436,000 of restricted share units granted to employees of Databeacon. The Digital Aspects agreement stipulates that the shareholders of Digital Aspects will receive a maximum of $750,000 in contingent consideration over a two year period ending September 30, 2007 if certain performance thresholds are met. Both the restricted share units and the contingent consideration are conditioned on the continued tenure of these employees and therefore will be accounted for as compensation expense as earned. Direct costs associated with these acquisitions were approximately $537,000.

Neither the purchase of Databeacon nor Digital Aspects involved the write-off of any in-process research and development.

Of the aggregate purchase price for Databeacon and Digital Aspects, $1,238,000 was allocated to intangible assets, subject to amortization. Of this amount, $1,192,000 was allocated to acquired technology and $46,000 was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for both the acquired technology and the contractual relationships is five years. The fair values of the Databeacon intangible assets were assigned using the discounted cashflow method, which discounts the present value of the free cashflows expected to be generated by the assets. The acquired technology associated with the Digital Aspects acquisition was valued based on the estimated cost to develop the technology internally. The amortization periods were determined using the estimated economic useful life of the asset.

In the allocation of purchase price, $5,471,000 was assigned to goodwill. This represents the excess of the aggregate purchase price paid for Databeacon and Digital Aspects over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized but will be subject to annual impairment testing in accordance with the Corporation's accounting policy (See Note 1 "*Summary of Significant Accounting Policies*"). The goodwill is not deductible for tax purposes.

In accordance with SFAS 141, the total consideration paid for these acquisitions was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below: ($000s)

	Databeacon Inc. and Digital Aspects Holdings Ltd.
Assets acquired:	
Cash	$ 201
Accounts receivable, net	216
Intangibles assets	1,238
Deferred tax assets	422
Other assets	344
	2,421
Liabilities assumed:	
Accrued charges	1,678
Deferred revenue	229
Deferred tax liabilities	433
	2,340
Net assets acquired	81
Goodwill	5,471
Purchase price	$5,552
Purchase price consideration	
Cash	$4,878
Deferred consideration	674
	$5,552

While the purchase price allocation for these acquisitions has been finalized, pre-existing contingencies could result in a material adjustment to the acquisition cost allocation. The purchase price allocation may also change if deferred tax assets related to loss carryforwards are realized (See Note 10 "*Income Taxes*").

The Corporation has elected not to disclose pro-forma combined results of operations as they are not material to the consolidated financial statements.

Fiscal 2005 Acquisitions

On September 29, 2004, the Corporation completed a tender offer for the shares of Frango, a Stockholm Sweden based company with global operations. Frango specialized in consolidation and financial reporting solutions. The Corporation acquired Frango primarily to add Frango's consolidation and financial reporting software to its product suite and to expand the Corporation's workforce and distribution channels in Europe and Asia, all part of the Corporation's broader strategy to lead the PM market. The aggregate purchase consideration was

approximately $53,088,000 paid in cash. Direct costs associated with the acquisition were approximately $1,941,000.

The in-process research and development was valued at an immaterial amount, and therefore the purchase of Frango did not involve the write-off of any in-process research and development.

Of the total purchase price, $8,846,000 was allocated to intangible assets, subject to amortization. Of this amount, $7,038,000 was allocated to acquired technology and $1,808,000 was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for the acquired technology is five years whereas the amortization period for the contractual relationships is approximately eight years. The weighted average amortization for these intangible assets acquired is approximately six years. The fair values of these intangible assets were assigned using the discounted cash flow method, which discounts the present value of the free cash flows expected to be generated by the assets. The amortization periods were determined using the estimated economic useful life of the asset.

In the allocation of the purchase price, $51,823,000 was assigned to goodwill. This represents the excess of the purchase price paid for Frango over the fair value of the net tangible and identifiable intangible assets acquired.

During fiscal 2005, the Corporation also acquired Optima, a Spanish distributor of Frango products. The acquisition of Optima will enhance the Corporation's ability to address the requirements of the Spanish market as well as provide support for its global customers. The shareholders of Optima received approximately $2,482,000 in cash. Direct costs associated with the acquisition were approximately $203,000. In the allocation of the purchase price, $2,323,000 was assigned to goodwill.

Goodwill will not be amortized but will be subject to annual impairment testing, in accordance with the Corporation's accounting policy (See Note 1 "*Summary of Significant Accounting Policies*"). The goodwill is not deductible for tax purposes.

In accordance with SFAS 141, the total consideration paid for these acquisitions was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as follows: ($000s)

(All amounts in U.S. dollars, unless otherwise stated)

	Frango	Optima	Total
Assets acquired:			
Cash	$ 3,382	$ 301	$ 3,683
Accounts receivable, net	8,444	907	9,351
Prepaid expenses	2,210	–	2,210
Fixed assets	639	74	713
Intangible assets	8,846	–	8,846
	23,521	1,282	24,803
Liabilities assumed:			
Accrued charges	3,174	1,123	4,297
Deferred revenue	1,523	–	1,523
Other current liabilities	9,018	–	9,018
Restructuring	5,445	–	5,445
Deferred tax liabilities on intangibles	3,096	–	3,096
	22,256	1,123	23,379
Net assets acquired	1,265	159	1,424
Goodwill	51,823	2,323	54,146
Purchase price	$53,088	$2,482	$55,570
Cash	$53,088	$2,482	$55,570

The Corporation undertook a restructuring plan in conjunction with the acquisition of Frango. In accordance with Emerging Issues Task Force ("**EITF**") No. 95-3, *Recognition of Liabilities in Connection with a Business Combination* ("**EITF 95-3**"), the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. This restructuring primarily related to involuntary employee separations of approximately 20 employees of Frango and accruals for vacating leased premises of Frango. The employee separations impacted all functional groups, primarily in Europe. The restructuring accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. All amounts excluding lease payments have been paid as at February 28, 2007. Outstanding balances for the lease payments will be paid over the lease term unless settled earlier. The Corporation does not believe that any unresolved contingencies, purchase price allocation issues, or additional liabilities exists that would result in a material adjustment to the acquisition cost allocation.

($000s)	Employee separations	Other restructuring accruals	**Total**
Restructuring accrual	$3,103	$2,342	**$5,445**
Cash payments	(388)	(225)	**(613)**
Foreign exchange adjustment	198	144	**342**
Balance as at February 28, 2005	$2,913	$2,261	**$5,174**
Adjustments	(165)	(471)	**(636)**
Cash payments	(2,122)	(1,112)	**(3,234)**
Foreign exchange adjustments	(349)	(197)	**(546)**
Balance as at February 28, 2006	$ 277	$ 481	**$ 758**
Adjustments	(76)	(173)	**(249)**
Cash payments	(227)	(283)	**(510)**
Foreign exchange adjustments	26	43	**69**
Balance as at February 28, 2007	$ 0	$ 68	**$ 68**

The Corporation has elected not to disclose pro-forma combined results of operations as they are not material to the consolidated financial statements.

7. RESTRUCTURING ACTIVITIES

Fiscal 2007 Margin Improvement Plan

On September 7, 2006, in order to streamline the organization and improve its operating margin on a long term basis, the Corporation announced a restructuring plan. The plan included a reduction of 204 personnel or 6% of the Corporation's global workforce, focused primarily on the elimination of redundant management and non-revenue-generating positions. The Corporation has completed the activities relating to the plan within the Corporation's fiscal year 2007.

As part of this plan, and in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Corporation has incurred approximately $26,713,000 in total pre-tax charges. Substantially all of the pre-tax charges are one-time employee termination benefits and are included in the income statement in cost of support, cost of services, selling, general and administrative expenses or research and development expenses, depending on the employee's job function. The cash related accrual is included on the balance sheet as salaries, commissions and related items and the effects of remeasurement of stock-based

compensation are included in common shares and additional paid-in-capital. The Corporation expects all payments to be made by the end of its fiscal year 2009.

The following table sets forth the activity in the Corporation's restructuring plan for the fiscal year ended February 28, 2007: ($000s)

	Employee separations	Stock-based compensation	**Total per plan**
Restructuring charges in the year	$ 26,414	$299	**$ 26,713**
Cash payments during the year	(17,666)	—	**(17,666)**
Foreign exchange adjustment	(1,166)	—	**(1,166)**
Balance as at February 28, 2007	$ 7,582	$299	**$ 7,881**

The restructuring charge incurred in the fiscal year was as follows:

($000s)	**Year ended February 28, 2007**
Cost of product support	$ 1,339
Cost of services	5,181
Selling, general and administrative	15,368
Research & development	4,825
Total restructuring charge	$26,713

8. Commitments And Contingencies

Certain of the Corporation's offices, computer equipment, and vehicles are leased under various terms. The annual aggregate lease expense in each of fiscal 2007, 2006, and 2005, was $24,280,000, $22,017,000, and $22,363,000, respectively.

The aggregate amount of payments for these operating leases, in each of the next five fiscal years and thereafter, is approximately as follows: ($000s)

2008	$23,142
2009	19,486
2010	15,881
2011	12,773
2012	10,185
Thereafter	8,405

Legal proceedings

The Corporation and its subsidiaries may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against Cognos, such outcomes or resolutions could have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

Customer Indemnification and Guarantees

The Corporation has entered into licensing agreements with customers that include limited intellectual property indemnification clauses. These clauses are typical in the software industry and require the Corporation to compensate the customer for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Corporation also issues letters of credit for a range of global contingent and firm obligations including insurance, custom obligations, real estate leases, and support obligations. The Corporation has not made any significant payments as a result of these indemnification clauses or letters of credit and, in accordance with FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, has not accrued any amounts in relation to these items.

9. FINANCIAL INSTRUMENTS

Long-Term Investment

During fiscal 2005, the Corporation acquired an interest in Composite Software, Inc. ("**Composite**") for an aggregate amount of $4,611,000. This investment is accounted for using the cost method as it is less than 20% of the outstanding shares of Composite and is included in other assets on the balance sheet.

Derivative Financial Instruments

The Corporation's policy with respect to foreign currency exposure is to manage its financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. In line with this objective, the Corporation may enter into foreign exchange forward contracts to hedge specific transactions and portions of the net investment in various subsidiaries.

The Corporation enters into foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts.

(All amounts in U.S. dollars, unless otherwise stated)

Cash Flow Hedges

During fiscal 2005, the Corporation entered into cash flow hedges in order to offset the risk associated with the effects of a foreign currency exposure related to an intercompany loan, and the corresponding interest payments, between subsidiaries with different functional currencies. The accounting for cash flow hedges requires that derivatives be carried at fair value with the effective portion of the derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods that the hedged forecasted item affects earnings. The foreign exchange gain or loss related to the interest payments on the intercompany loan will be taken into income in the year the interest is recognized. Since the revaluation of the loan at each reporting date will affect income, any foreign exchange gain or loss on the revaluation will be offset by the gain or loss on the hedge. The difference between the spot rate and the forward rate at the inception of the hedges is inherently ineffective and therefore will be taken into income over the life of the forward contracts and will be included with interest and other income, net.

As of February 28, 2007, the Corporation had cash flow hedges, maturing on January 14, 2008 to exchange the U.S. dollar equivalent of $68,228,000 in foreign currency. As of February 28, 2006, the Corporation had cash flow hedges, with maturity dates between February 28, 2007 and January 14, 2008 to exchange the U.S. dollar equivalent of $68,602,000 in foreign currency. At February 28, 2007, the Corporation had an unrealized loss of $4,653,000 on these hedge contracts. At February 28, 2006, the Corporation had an unrealized gain of $2,434,000 on these hedge contracts.

The amounts recorded to net interest and other income with respect to the cash flow hedges were a net charge of $772,000, $640,000, and $24,000 in fiscals 2007, 2006 and 2005, respectively.

Net Investment Hedges

As the Corporation has seen marginal value from hedging the net investment of various subsidiaries, it did not renew these hedges once they matured in fiscal 2005. The exchange gains and losses recorded on translation of the subsidiaries financial statements were partially offset by the gains and losses attributable to the applicable foreign exchange forward contract. Realized and unrealized gains and losses from effective hedges were not included in income but were shown in the cumulative translation adjustment account included in other comprehensive income. Any gains or losses related to ineffective portions of hedges would have been included in income.

During fiscal 2005, all of the Corporation's net investment hedges were effective and, as a result, no gains or losses from these hedges were included in income. The amount recorded to the cumulative translation adjustment account with respect to the net investment hedges was a net gain of $1,004,000 in fiscal 2005.

The Corporation did not have any net investment hedges at February 28, 2007 or February 28, 2006.

Other Derivative Financial Instruments

The Corporation may enter into foreign exchange contracts for specific transactions that it chooses not to designate as a hedge for accounting purposes. These forward exchange contracts are carried at fair value with any gain or loss included in income. At February 28, 2007, the Corporation had seven such contracts outstanding to exchange the U.S. dollar equivalent of $26,752,000. The contracts were entered into by various Cognos entities to hedge non-functional currency intercompany receivables and loans. At February 28, 2006, the Corporation had one foreign exchange contract outstanding that was recorded a fair market value with any gain or loss reported in income. The contract was to exchange the U.S. dollar equivalent of $2,720,000 and was entered into by the Corporation to offset the foreign exchange risk on a trade account receivable that was not in the functional currency of one of its subsidiaries. The estimated fair value of these hedge contracts at February 28, 2007 and 2006 was not material.

Concentration of Credit Risk

The investment of cash is regulated by the Corporation's investment policy. Any exception to the policy is reviewed by the Audit Committee of the Board of Directors. The primary objective of the Corporation's investment policy is security of principal. The Corporation manages its investment credit risk through a combination of (i) a selection of securities with an acceptable credit rating; (ii) selection of term to maturity, which in no event exceeds two years in length; and (iii) diversification of debt issuers, both individually and by industry grouping.

All the Corporation's short-term investments as of February 28, 2007 and February 28, 2006 had maturity dates before the end of August of their respective years. The Corporation's cash, cash equivalents, and short-term investments are denominated predominantly in U.S. dollars, British pounds, euros, and Canadian dollars.

The Corporation has an unsecured credit facility, subject to annual renewal. The credit facility permits the Corporation to borrow funds or issue letters of credit or guarantee up to an aggregate of Cdn $27,000,000 (U.S. $20,000,000), subject to certain covenants. As of February 28, 2007 and February 28, 2006, there were no direct borrowings under the Corporation's credit facility.

There is no concentration of credit risk related to the Corporation's position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the Corporation's large customer base and its geographical dispersion (See Note 13 "*Segmented Information*").

Fair Value of Financial Instruments

For certain of the Corporation's financial instruments, including accounts receivable, accounts payable, and other accrued charges, the carrying amounts approximate the fair value due to their short maturities. Cash and cash equivalents, and short-term investments are carried at cost, which approximates their fair value. Foreign exchange forward contracts are recorded at their estimated fair value.

10. INCOME TAXES

Details of the income tax provision (recovery) are as follows: ($000s)

	2007	2006	2005
Current			
Canadian	**$10,939**	$ 9,376	$18,410
Foreign	**17,769**	13,706	13,668
	28,708	23,082	32,078
Deferred			
Canadian	**706**	3,716	(1,650)
Foreign	**(2,192)**	272	(3,814)
	(1,486)	3,988	(5,464)
Income tax provision	**$27,222**	$27,070	$26,614

The reported income tax provision differs from the amount computed by applying the Canadian rate to income before income taxes. The reasons for this difference and the related tax effects are as follows: ($000s)

	2007	2006	2005
Expected Canadian tax rate	**36.0%**	36.0%	36.0%
Expected tax provision	**$ 51,450**	$ 48,833	$ 53,312
Tax rate differences	**(19,307)**	(12,733)	(17,568)
Net change in valuation allowance and other income tax benefits earned*	**(3,196)**	(3,868)	(6,528)
Investment tax credit	**(12,549)**	(14,169)	(11,881)
Non-deductible expenses and non-taxable income	**7,534**	5,767	7,031
Withholding tax on foreign income	**3,277**	3,255	2,202
Other	**13**	(15)	46
Reported income tax provision	**$ 27,222**	$ 27,070	$ 26,614

*The operating tax loss carryforwards (net of valuation allowance) acquired on acquisitions do not affect the income statement as amounts are allocated to these operating tax loss carryforwards in the purchase price allocation.

Significant components of the Corporation's deferred tax assets and liabilities as of February 28, 2007 and February 28, 2006 are as follows: ($000s)

	2007	2006
Deferred tax assets:		
Net operating tax loss carryforwards	**$ 3,614**	$ 6,386
Capital loss carryforwards	**6,884**	4,543
Reserves	**14,829**	12,225
Stock-based compensation	**4,474**	6,792
Foreign tax and other credits	**1,665**	2,300
Book and tax differences on assets	**1,046**	470
Total deferred tax assets	**32,512**	32,716
Valuation allowance for deferred tax assets	**(8,872)**	(9,586)
Net deferred tax assets	**23,640**	23,130
Deferred tax liabilities		
Book and tax differences on assets	**6,535**	9,702
Reserves and allowances	**30,981**	24,297
Investment tax credits	**3,520**	3,729
Total deferred tax liabilities	**41,036**	37,728
Net deferred income tax liability	**$(17,396)**	$(14,598)

Net operating tax loss carryforwards and the valuation allowance for deferred tax assets for fiscal 2007 and 2006 include net operating loss carryforwards applicable to acquisitions.

The net change in the total valuation allowance for the years ended February 28, 2007 and February 28, 2006 was a decrease of $714,000 and an increase of $3,365,000, respectively.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Although realization is not assured, the Corporation believes it is more likely than not that the net amount of the deferred tax asset will be realized. However, this estimate could change in the near term as future taxable income in these certain legal entities changes.

As of February 28, 2007, the Corporation had net operating loss carryforwards of approximately $10,844,000 of which $3,533,000 are attributable to an acquisition during fiscal 2003 and $1,656,000 are attributable to an acquisition during fiscal 2005. These acquisition-related net operating loss carryforwards have a tax effected value of $1,510,000 against which the Corporation has provided a valuation allowance of $1,165,000. If circumstances change and usage of the net operating loss carryforwards becomes more likely than not, the tax benefit of the carryforwards attributable to the acquisition, to which the purchase price has not been allocated, will be accounted for as a credit to goodwill rather than as a reduction of the income tax provision.

The Corporation's net operating loss carryforwards expire as follows: ($000s)

2015 – 2025	$ 4,756
Indefinitely	6,088
	$10,844

Income before taxes attributable to all non-Canadian operations was $74,589,000, $64,918,000 and $65,861,000, in each of fiscal 2007, 2006, and 2005, respectively.

The Corporation has provided for foreign withholding taxes as required on the portion of the undistributed earnings of non-Canadian subsidiaries expected to be remitted.

Income taxes paid were $20,467,000, $40,301,000, and $17,320,000, in each of fiscal 2007, 2006, and 2005, respectively.

11. STOCKHOLDERS' EQUITY

Capital Stock

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value.

Share Repurchase Programs

The share repurchases made in the past three fiscal years were made on The Nasdaq Global Select Market and on The Toronto Stock Exchange as part of a normal course issuer bid through The Toronto Stock Exchange. In fiscal 2007, 3,145,000 shares for an aggregate purchase price of $125,057,000 were repurchased. In fiscal 2006, 2,582,000 shares for an aggregate purchase price of $97,527,000 were repurchased. The Corporation repurchased 1,154,000 shares at an aggregate price of $42,735,000 during fiscal 2005. The bid has historically been adopted in October of each year for a period of one year. It currently allows the Corporation to purchase no more than 10% of the issued and outstanding shares of the Corporation on the date the plan is adopted. The October 2006 program limits the repurchases to a maximum of $200,000,000. The bid does not commit the Corporation to make any share repurchases. Purchases can be made on The Nasdaq Global Select Market or The Toronto Stock Exchange at prevailing open market prices and paid out of general corporate funds. The Corporation cancels all shares repurchased under the share repurchase program.

The details of the share repurchases are as follows:

	2007		2006		2005	
	Shares (000s)	**Cost ($000s)**	Shares (000s)	Cost ($000s)	Shares (000s)	Cost ($000s)
October 2003 program	–	$ –	–	$ –	687	$23,474
October 2004 program	–	–	1,581	60,935	467	19,261
October 2005 program	**1,125**	**42,234**	1,001	36,592	–	–
October 2006 program	**2,020**	**82,823**	–	–	–	–
	3,145	**$125,057**	2,582	$97,527	1,154	$42,735

The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

Stock Option Plans

As of February 28, 2007, the Corporation had stock options outstanding under three plans, in the following amounts: 4,105,000 pertain to the 2003-2015 Stock Option Plan ("**2003 Plan**"); 3,956,000 pertain to the 1997–2002 Stock Option Plan ("**1997 Plan**"); and 70,000 pertain to stock options issued pursuant to the Adaytum 1999 Stock Option Plan **("Adaytum Plan").** The Corporation assumed the Adaytum Plan in accordance with the terms of the merger agreement between Adaytum and the Corporation. As of February 28, 2007, there were also 250,000 stock options outstanding that were granted outside of these Plans as part of the hiring of the Corporation's new Chief Operating Officer, with the approval of the Human Resources and Compensation Committee of the Board of Directors.

There were 1,760,000 shares of common stock originally reserved by the Board of Directors for issuance under the 2003 Plan, which was approved by the Corporation's shareholders in June 2003. In each of June 2005 and June 2004, shareholders approved an additional 1,800,000 shares of common stock to be reserved. In October 2006, shareholders approved an additional 2,000,000 shares of common stock to be reserved. It is intended that additional shares will be reserved under the 2003 Plan but only if approved by shareholders. Options can be granted to officers and employees at such times and under such terms as established by the 2003 Plan. Options can be fully exercisable on the date of grant or may be exercisable in installments. Options will expire not later than 6 years from the date of grant or any shorter period as may be determined. All options granted prior to April 2007 are priced at the market price of the Corporation's shares on The Toronto Stock Exchange or, if that price is not available, the price on The Nasdaq Global Select Market on the trading day preceding the date of grant. Options under this plan were granted to officers and employees in fiscal 2004 through fiscal 2007. Substantially all options granted under the 2003 Plan vest equally over four years from the date of grant.

Subsequent to year end, in April 2007, the Corporation amended its policy for pricing options such that the closing market price on the date of grant, rather than the day preceding the day of grant, will be used for the purpose of measurement.

There were 14,000,000 shares of common stock originally reserved by the Board of Directors for issuance under the 1997 Plan, which was approved by the Corporation's shareholders in June 1997. Options were granted to directors, officers, and employees at such times and under such terms as established by the 1997 Plan. Options may have been fully exercisable on the date of grant or may have been exercisable in installments. Options will expire under the 1997 Plan no later than 10 years from the date of grant or any shorter period as may be determined. All options were priced at the market price of the Corporation's shares on The Toronto Stock Exchange on the trading day preceding the date of grant. Options were granted to employees, executive officers, and directors in each of fiscal 1999, 2000, 2001, 2002, and 2003. Substantially all options vested equally in April of the next four years after the date of grant and expire in April of the seventh year after the date of grant. The 1997 Plan expired on May 1, 2002, but options issued under the 1997 Plan remain outstanding.

Pursuant to the terms of the merger agreement between Adaytum and the Corporation which became effective on January 10, 2003 ("**Effective Date**"), the Corporation agreed to assume Adaytum options issued under the Adaytum Plan. The Corporation reserved 839,000 common shares to meet its commitment under the plan. Option holders consisted of Adaytum employees holding "out-of-the-money" vested and unvested stock options and "in-the-money" but unvested stock options. The number and grant price of the Adaytum options which became options to purchase shares of the Corporation were adjusted based on the fair market value of the Adaytum common shares on the Effective Date, and the average closing price of Cognos shares for the five days prior to the Effective Date. The vesting schedule and expiry dates of "in-the-money" but unvested Adaytum options were assumed in accordance with their terms, and expire not later than 2012; the vesting schedule and expiry date of the "out-of-the-money" Adaytum options which were assumed were reset to vest equally over four years from the Effective Date and expire not later than 2011. No further options will be granted under the Adaytum Plan, which expires on December 31, 2008.

The Human Resources and Compensation Committee of the Board of Directors approved the issuance of 250,000 shares of common stock to be granted outside of the existing plans as an inducement for the new Chief Operating Officer in May, 2006. Most options have a strike price of the closing market price on the day preceding the award date, vest equally over four years from the date of grant, and expire on the sixth anniversary of the award date.

(000s)	**Reserved**	**Outstanding February 28, 2007**
The 2003 Plan	7,360	**4,105**
The 1997 Plan	14,000	**3,956**
The Adaytum Plan	839	**70**
Outside of Plan	250	**250**
	22,449	**8,381**

Activity in the stock option plans for fiscal 2006 and 2005 was as follows:

	2006		2005	
	Number of Awards (000s)	Weighted-average exercise price (in $)	Number of Awards (000s)	Weighted-average exercise price (in $)
Outstanding, beginning of year	11,190	$28.93	11,998	$25.89
Granted	2,032	35.54	1,899	29.80
Cancelled	(710)	34.32	(471)	31.13
Exercised	(1,257)	22.36	(2,236)	19.52
Outstanding, end of year	11,255	32.60	11,190	28.93
Options exercisable at year end	6,661		5,862	
Weighted average per share fair value of options granted during the year		$9.45		$13.22

Activity in the stock option plans for fiscal 2007 was as follows:

	Number of Awards (000s)	Weighted-average exercise price (in $)	Aggregate intrinsic value (1) ($000s)	Weighted-average remaining contractual term (in years)
Outstanding, March 1, 2006	11,255	$32.60	$75,347	3.3
Granted	647	34.67		
Cancelled	(565)	36.38		
Exercised	(2,956)	26.85		
Outstanding, February 28, 2007	8,381	33.55	47,215	2.5
Exercisable, February 28, 2007	5,303	33.14	35,126	2.2
Unvested, February 28, 2007	3,078	34.25	12,089	3.0
Weighted average per share fair value of options granted during the year		$12.36		

(1) The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option of in-the-money options only. The aggregate intrinsic value is based on the closing price of $38.25 and $38.11 for the Corporation's stock on the NASDAQ on February 28, 2006 and February 28, 2007, respectively.

Additional information with respect to stock option activity is as follows:

	Number of Awards (in 000s)	Weighted-average grant date fair value (in $)
Unvested at March 1, 2006	4,594	$11.17
Granted	647	12.36
Vested	(1,838)	11.81
Forfeited	(325)	
Unvested at February 28, 2007	3,078	11.12

Options with a fair value of $21,706,000, $25,811,000, and $29,947,000 completed vesting during the fiscal years ended February 28, 2007, 2006, and 2005, respectively. The total intrinsic value of options exercised during the fiscal years ended February 28, 2007, 2006, and 2005, was $41,894,000, $20,984,000, and $39,556,000, respectively. The actual tax benefit realized for the tax deductions from option exercises in certain jurisdictions and the deduction of stock-option expense in others for the fiscal years ended February 28, 2007, 2006, and 2005 was $6,357,000, $3,431,000 and $2,564,000 respectively.

As of February 28, 2007, there was $26,645,000 of total unrecognized compensation cost related to nonvested stock options; that cost is expected to be recognized over a weighted-average period of 1.6 years.

The following table summarizes significant ranges of outstanding and exercisable options held by directors, officers, and employees as of February 28, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options (000s)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
$ 5.44 – $22.47	992	2.0	$20.37	992	$20.37
$23.07 – $30.66	1,927	3.2	30.18	1,456	30.18
$30.70 – $33.48	1,774	2.0	32.93	919	32.83
$33.67 – $36.94	2,062	3.2	35.64	436	35.65
$37.07 – $48.72	1,553	1.5	43.11	1,427	43.44
$50.17 – $56.42	73	1.5	53.68	73	53.68
	8,381	2.5	33.55	5,303	33.14

Restricted Share Unit Plan

The Corporation also maintains a Restricted Share Unit Plan pursuant to which employees, officers, and directors of the Corporation and its subsidiaries are eligible to participate. Subject to performance and/or service provisions set out in each participant's award agreement, each restricted share unit ("**RSU**") will be exchangeable for one common share of the Corporation. Performance targets, if applicable, are based on company-wide performance goals such as operating margin and revenue growth and may include indexes to competitors' performance. RSUs vest over a period of 1 to 4 years.

The fair value of each RSU is determined on the date of grant based on the value of the Corporation's stock on that day. For RSUs granted on performance, the Corporation estimates its achievement against the performance goals which are based on the Corporation's business plan approved by the Board of Directors. The estimated achievement is updated for the Corporation's outlook for the fiscal year as at the end of each fiscal period. Compensation cost will only be recognized to the extent that performance goals are achieved.

The common shares for which RSUs may be exchanged will be purchased on the open market by a trustee appointed and funded by the Corporation. As no common shares will be issued by the Corporation pursuant to the plan, the plan is non-dilutive to existing shareholders.

Activity in the RSU plan for fiscal 2006 and 2005 was as follows:

	2006		2005	
	Restricted Share Units	Weighted-Average Grant Day Fair Value	Restricted Share Units	Weighted-Average Grant Day Fair Value
	(000s)		(000s)	
Outstanding, beginning of year	36	$33.50	29	$28.09
Granted	24	35.52	20	32.61
Vested	(15)	35.42	(7)	28.70
Forfeited	(2)	32.49	(6)	28.99
Outstanding, end of year	43	37.05	36	33.50

Activity in the RSU plan for fiscal 2007 was as follows:

	Restricted Share Units	Weighted-Average Grant Day Fair Value	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(000s)			($000)
Outstanding, March 1, 2006	43	$37.05	2.6	$1,630
Granted	739	35.50		
Vested	(19)	32.60		
Forfeited	(9)	36.70		
Outstanding, February 28, 2007	754	35.46	3.0	$28,745

The weighted-average grant date fair value of RSUs granted during fiscal 2007, 2006, and 2005 was $35.50, $35.52, and $32.61, respectively. The fair value of the Corportation's stock at February 28, 2007 was $38.11. The total intrinsic value of RSUs that vested during fiscal 2007, 2006, and 2005 was $707,000, $584,000, and $173,000, respectively.

As of February 28, 2007, there was $19,303,000 of total unrecognized compensation cost related to nonvested RSUs; that cost is expected to be recognized over a weighted-average period of 2.7 years.

The Corporation expects to purchase approximately 650,000 shares to meet RSU commitments in the upcoming year.

Employee Stock Purchase Plan

The Corporation sponsors the Cognos Employee Stock Purchase Plan ("**ESPP**"). A participant in the ESPP authorizes the Corporation to deduct an amount per pay period that cannot exceed five percent (5%) of annual target salary divided by the number of pay periods per year. Deductions are accumulated during each of the Corporation's fiscal quarters ("**Purchase Period**") and, on the first trading day following the end of any Purchase Period, these deductions are applied toward the purchase of common shares. The purchase price per share is at a 10% discount from the lesser of the simple average of the high and low prices of the Cognos stock on the Toronto Stock Exchange, as defined in the plan. As the ESPP is considered a compensatory plan under FAS 123R, the Corporation recognized $681,000, $326,000, and $468,000 of ESPP compensation expense in fiscal years 2007, 2006, and 2005, respectively.

Deferred Share Unit Plan for Non-employee Directors

The Corporation has established a deferred share unit plan for its non-employee directors ("**DSU Plan**"). A DSU is a unit, equivalent in value to a share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation to an account in the name of the non-employee director DSUs represent the variable (at risk) component of the directors' compensation. At the end of the director's tenure, the director must redeem the DSUs and, at the option of the Corporation, is either (i) paid the market value of the shares represented by the DSUs, or (ii) receives the whole number equivalent of the number of DSUs in shares of the Corporation purchased on the open market. A director is required to hold 5,000 DSUs and/or shares which must be attained within three (3) years of the director commencing service on the Board. At February 28, 2007, 2006 and 2005, the Corporation had a liability of $5,360,000, $3,715,000 and $2,960,000 respectively, in relation to the DSU Plan based on the value of the Corporation's stock at that date.

Net Income per Share

The dilutive effect of stock options is excluded under the requirements of FASB Statement No. 128, *Earnings per Share,* for calculating basic net income per share, but is included in the calculation of diluted net income per share.

The reconciliation of the numerator and denominator for the calculation of net income per share and diluted net income per share is as follows: (000s, except per share amounts)

	2007	2006	2005
Net Income per Share			
Net income	**$115,697**	$108,576	$121,474
Weighted average number of shares outstanding	**89,674**	90,564	90,517
Net income per share	**$1.29**	$1.20	$1.34
Diluted Net Income per Share			
Net income	**$115,697**	$108,576	$121,474
Weighted average number of shares outstanding	**89,674**	90,564	90,517
Dilutive effect of stock options*	**889**	2,041	2,721
Adjusted weighted average number of shares outstanding	**90,563**	92,605	93,238
Diluted net income per share	**$1.28**	$1.17	$1.30

* All anti-dilutive options have been excluded. The average number of anti-dilutive options was 4,026,000, 2,070,000, and 1,632,000 for fiscal 2007 2006, and 2005, respectively.

Impact of SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements* ("**SAB 108**"). The Corporation adopted SAB 108 in the fourth quarter of fiscal 2007, effective March 1, 2006. Historically, the Corporation has evaluated uncorrected differences using the "rollover" approach. While the Corporation believes its prior period assessments of uncorrected differences utilizing the "rollover" approach and the conclusions reached regarding its quantitative and qualitative assessments of such uncorrected differences were appropriate, analysis of the "iron curtain" method required under SAB 108 resulted in certain accumulated uncorrected differences related to stock-based compensation and to deferred support revenue that if corrected would have a material impact on the current year's results of operations. These were corrected as a cumulative effect adjustment to the opening retained earnings balance as of March 1, 2006 in accordance with the transitional provisions of this bulletin.

Stock-based Compensation

In fiscal 2007, the Corporation conducted an internal review of the Corporation's historical stock option granting activities encompassing substantially all options granted from March 1, 1995 to February 28, 2006. The review was in response to the increasing public focus on options granting activities and not in response to any regulatory inquiry or specific concern regarding the Corporation's policies, plans, procedures or practices.

This review identified administrative and procedural issues, which, had they been recognized at the time would have resulted in amounts for stock-based compensation expense that would have been different than those actually recorded in the financial statements. These differences were sporadic and not concentrated in any specific period. No systematic or systemic problems were identified in the course of the review. The review also revealed no patterns of backdating or any instances of management fraud or intentional wrongdoing.

The uncorrected difference amounted, in total, to $3,966,000 net of tax effects (approximately $4,809,000 pre-tax) under the Fair Value method. Below is a summary of the Unrecorded Compensation Expense (UCE) using the Fair Value Method ($000's):

	1996 to 2002	2003	2004	2005	2006	Total
Unrecorded Compensation Expense	4,079	356	131	73	170	**4,809**
Tax Effect	(669)	(119)	(13)	(15)	(27)	**(843)**
Expense, net of tax	3,410	237	118	58	143	**3,966**
Net Income*	211,764	46,005	80,666	121,474	108,576	
Percent of Net Income	1.6%	0.5%	0.1%	0.0%	0.1%	

*Amounts used for net income are the restated balances subsequent to the retrospective application of FAS 123R in fiscal 2007.

While management of the Corporation considers the differences in any given year immaterial under the rollover method for both the intrinsic and fair value methods, under the iron-curtain

method the cumulative unrecorded compensation expense is material to the fiscal 2007 financial statements and, therefore, the Corporation has recorded an entry to reduce the opening fiscal 2007 retained earnings balance in the amount of $3,966,000, with a corresponding increase in Additional Paid in Capital, in accordance with the implementation of SAB 108.

Deferred Support Revenue

In fiscal 2003, the Corporation transitioned its method of recognizing support revenue from monthly recognition to daily recognition. Prior to March 1, 2002, the Corporation recognized support revenue on a monthly straight-line basis, commencing with the month the support service began. Effective in fiscal 2003, the Ccorporation changed its recognition to a daily straight-line basis, commencing on the day the support service begins. The Corporation estimated the effect of the adjustment to daily recognition until necessary system changes were made during fiscal 2006. The cumulative difference, calculated as the difference between the revenue that was recorded and the estimated amount of revenue calculated under the daily method, was approximately $5,993,000 net of tax as of February 28, 2006.

While management of the Corporation considers the differences are immaterial in any given year under the rollover method and there is no quantitative impact on the consolidated statement of income in the current fiscal year as the necessary system changes to implement daily recognition were completed in the previous fiscal year, under the iron-curtain method, the cumulative adjustment to support revenue is material to the fiscal 2007 financial statements. The Corporation has recorded an entry to reduce the opening fiscal 2007 retained earnings balance by $5,993,000, the deferred tax liability balance by $1,663,000 and the deferred support expense balance by $221,000 with a corresponding increase in Deferred Revenue of $7,877,000, in accordance with the implementation of guidance in SAB 108.

The total Cumulative Effect Adjustment relating to these adjustments as a result of the adoption of SAB 108 is: *($000's)*

Retained Earnings	($9,959)
Deferred Tax Liability	($1,663)
Deferred Support Expenses	($ 221)
Deferred Revenues	$7,877
Adjusted Paid in Capital	$3,966

12. Pension Plans

The Corporation operates a Retirement Savings Plan for its Canadian employees and also operates various other defined contribution pension plans for its non-Canadian employees. The Corporation contributes amounts related to the level of employee contributions for both types of plans.

The pension costs in fiscal 2007, 2006, and 2005 were $13,174,000, $12,573,000, and $11,034,000, respectively.

13. SEGMENTED INFORMATION

The Corporation operates in one business segment—computer software solutions. This segment engages in business activities from which it earns license, support, and services revenue, and incurs expenses. Within this business segment, the Corporation develops, markets, and supports business intelligence and PM solutions. The Corporation's solutions help improve business performance by enabling planned performance management, through the consistent reporting and analysis of data derived from various sources. The Corporation's integrated solutions consist of a suite of business intelligence components, performance management solutions, and analytical applications. The Corporation's customers can strategically apply these software solutions across the extended enterprise to address their need for PM. The solution for PM allows users to effectively manage the full business cycle with planning, budgeting, consolidation, reporting, analysis, and scorecarding products. Cognos products are distributed both directly and through resellers worldwide.

Revenue is derived from the licensing of software and the provision of related services, which include product support, education, and consulting. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards. For an annual fee, customers may contract with the Corporation for product support, which includes product and documentation enhancements, as well as tele-support and web-support.

The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation's results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies.

No single customer accounted for 10% or more of the Corporation's revenue during any of the last three fiscal years. In addition, the Corporation is not dependent on any single customer or group of customers, or supplier.

The accounting policies for the segment are the same as those described in Note 1 "*Summary of Significant Accounting Policies*". The required financial information for segment profit and segment assets is the same as that presented in the Consolidated Financial Statements. Geographic information is as follows: ($000s)

	2007	2006	2005
Revenue to external customers*			
U.S.A.	**$498,390**	$442,850	$416,065
Canada	**70,910**	64,989	61,698
United Kingdom	**89,943**	82,018	88,266
Europe	**242,105**	212,486	188,128
Asia/Pacific	**77,916**	75,157	71,374
	$979,264	$877,500	$825,531

* Revenue is attributed to countries based on location of customer

(All amounts in U.S. dollars, unless otherwise stated)

	2007	2006
Fixed assets		
Canada	**$47,457**	$51,349
U.S.A.	**8,892**	8,886
Other countries	**15,907**	15,586
	$72,256	$75,821

14. NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments – an Amendment to SFAS Nos. 133 and 140* ("**SFAS 155**"). SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. This statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. In addition, SFAS 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation does not expect the adoption of SFAS 155 to have a material impact on its consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Instruments – an Amendment of SFAS No. 140* ("**SFAS 156**"). This Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years beginning after September 15, 2006. The Corporation does not expect the adoption of SFAS 156 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("**FIN 48**"). This statement clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return, among other items. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. For Cognos, FIN 48 became effective as of the beginning of fiscal year 2008. Pending further guidance from FASB, The Corporation expects to increase liabilities and decrease retained earnings by $15 million to $25 million due to the adoption of FIN 48 in the first quarter of fiscal year 2008.

(All amounts in U.S. dollars, unless otherwise stated)

In September 2006, the FASB issued SFAS No. 158 ("**SFAS 158**"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment to SFAS No's 87, 88, 106 and 132(R).* SFAS 158 requires the Corporation to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Corporation has adopted SFAS 158 in the fourth quarter of fiscal 2007. The Corporation has determined that the adoption has not had a material impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157 ("**SFAS 157**"), *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted. The Corporation is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial condition. The Corporation does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the Corporation's disclosure controls and procedures as of the end of the period covered by this annual report and as of the filing date.

Based upon our evaluation of the disclosure controls and procedures as of the end of the period covered by this annual report, the Chief Executive Officer and Chief Financial Officer conclude that the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective at a reasonable assurance level as of February 28, 2007 to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that the information required to be disclosed is accumulated and communicated to our principal executive and principal financial officers as appropriate to allow timely decisions regarding disclosure.

Changes in internal controls

There have been no changes in the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Corporation have been detected.

ITEM 9B. OTHER INFORMATION

1.01 Entry into Material Definitive Agreements

On April 27, 2007 the Corporation amended and restated the employment agreements of Mr. Les Rechan, its Chief Operating Officer, and Mr. Peter Griffiths, its Senior Vice President, Products, to the effect that a change of control (as defined in their employment agreements) gives each good reason to terminate their respective agreements and receive full severance benefit, including acceleration of unvested equity rights. Their agreements are otherwise materially unchanged. The full text of the amended and restated agreement is included as Exhibits 10.38 and 10.39, respectively of this Form 10-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

1. Portions of the information required by this Item are incorporated herein by reference to the information provided in the Corporation's Proxy Statement pursuant to Regulation 14A to be filed with the Securities and Exchange Commission and Canadian Securities regulators in connection with the solicitation of proxies for the Corporation's Annual and Special Meeting of Shareholders scheduled to be held June 21, 2007 ("**Proxy Statement**").

(a) Identification of Executive Officers

Information regarding executive officers of the Corporation is set forth under Part I of this Form 10-K.

(b) Code of Ethics

The Corporation has adopted a code of ethics that applies to all of its directors, officers (including its chief executive officer, chief financial officer, controller and any person performing similar functions) and employees. The Corporation's *Code of Business Conduct and Ethics* is available on the Corporation's website at www.cognos.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information provided in the Corporation's Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information provided in the Corporation's Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information provided in the Corporation's Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information provided under the heading "Fees Paid to the Independent Auditors" of the Corporation's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report, except for Exhibit 32 which is furnished to the Securities and Exchange Commission herewith:

(a) 1. *Financial Statements*
See Index to Consolidated Financial Statements under Item 8 of this report.

(a) 2. *Financial Statement Schedule* The Schedule supporting the Consolidated Financial Statements that is filed as part of this report is as follows:

Schedule II Valuation and qualifying accounts

Note: *Schedules other than those listed are omitted as they are not applicable, not required, or the information is included in the consolidated financial statements or the notes thereto.*

(a) 3. *Exhibits*

EXHIBIT NUMBER		DESCRIPTION
3.0		Articles of Incorporation and Bylaws
	3.1	—Restated Articles of Incorporation dated May 3, 2006
	3.2	—Amended By-laws of the Corporation (filed as Exhibit 3.3 to Form 10-K for the year ended February 28, 2002)
4.0		Instruments defining the rights of security holders, including indentures
	4.1	—Form of Share Certificate (filed as Exhibit 4.0 to Amendment No. 2 to Registration Statement No. 33-14245 on Form S-1 filed on July 1, 1987)
	4.2	—Description of Common Shares contained in the Articles of Incorporation and amendments thereto (filed as Exhibit 3.1 to Amendment No. 2 to Registration Statement No. 33-14245 on Form S-1 filed on July 1, 1987)

continued .....

EXHIBIT NUMBER		DESCRIPTION (continued)
10.0		Material Contracts
	10.1	—Charge/Mortgage of Land between the Company and Campeau Corporation, as tenants in common, and London Life Insurance Company dated September 16, 1985 (filed as Exhibit 10.16 to Registration Statement No. 33-14245 on Form S-1 filed on May 13, 1987)
	10.2	—Form of Incentive Stock Option Agreement under 1988–1993 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.4 to Registration Statement No. 33-39892 on Form S-2 filed on April 9, 1991)
	10.3	—Form of Non-Qualified Stock Option Agreement under 1988–1993 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.5 to Registration Statement No. 33-39892 on Form S-2 filed on April 9, 1991)
	10.4	—Letter Agreement between the Company and The Royal Bank of Canada, dated July 5, 1990 (filed as Exhibit 10.8 to Registration Statement No. 33-39892 on Form S-2 filed on April 9, 1991)
	10.5	—Form of Incentive Stock Option Agreement under 1993–1998 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.8 to Form 10-K filed for the year ended February 29, 2000)
	10.6	—Form of Non-Qualified Stock Option Agreement under 1993–1998 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.9 to Form 10-K filed for the year ended February 29, 2000)
	10.7	—Amended and Restated 1988–1993 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.12 to Form 10-Q filed for the quarter ended August 31, 1996)
	10.8	—Amended and Restated 1993–1998 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 10.13 to Form 10-Q filed for the quarter ended August 31, 1996)
	10.9	—1997–2002 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 4.1 to Registration Statement No. 333-8552 on Form S-8 filed on March 31, 1998)
	10.10	—Form of Incentive Stock Option Agreement under 1997–2002 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 4.2 to Registration Statement No. 333-8552 on Form S-8 filed on March 31, 1998)
	10.11	—Form of Non-Qualified Stock Option Agreement under 1997–2002 Stock Option Plan (Incentive and Non-Qualified) (filed as Exhibit 4.3 to Registration Statement No. 333-8552 on Form S-8 filed on March 31, 1998)
	10.12	—2002-2005 Adaytum Inc. 1999 Stock Option Plan (filed as Exhibit 4.1 to Registration Statement No. 333-102794 on Form S-8 filed on January 29, 2003)
	10.13	—Retirement Compensation Arrangement Plan for Certain Executives (filed as Exhibit 10.23 to Form 10-K filed for the year ended February 29, 2004)

continued.....

EXHIBIT NUMBER	DESCRIPTION (continued)
10.14	—Form of Option Agreement pursuant to the Cognos Amended and Restated 2003-2016 Stock Option Plan (filed as Exhibit 10.25 to Form 10-Q filed for the quarter ended August 31, 2004)
10.15	—Employment Agreement for Robert G. Ashe dated October 25, 2004 (filed as Exhibit 99.1 to Report on Form 8-K filed on October 29, 2004)
10.16	—Employment Agreement for Tom Manley dated October 25, 2004 (filed as Exhibit 99.2 to Report on Form 8-K filed on October 29, 2004)
10.17	—Amended and Restated 2002-2015 Restricted Share Unit Plan (filed as Exhibit 10.31 to Form 10-Q filed for the quarter ended August 31, 2005)
10.18	—Employment agreement for Peter Griffiths (filed as Exhibit 99.1 to Report on Form 8-K filed on November 17, 2005)
10.19	—Employment agreement for Neal Hill (filed as Exhibit 99.2 to Report on Form 8-K filed on November 17, 2005)
10.20	—Employment agreement for John Jussup (filed as Exhibit 99.3 to Report on Form 8-K filed on November 17, 2005)
10.21	—Employment agreement for Dave Laverty (filed as Exhibit 99.4 to Report on Form 8-K filed on November 17, 2005)
10.22	—Employment agreement for Anthony Sirianni (filed as Exhibit 99.5 to Report on Form 8-K filed on November 17, 2005)
10.23	—Form of Director Indemnity Agreement (filed as Exhibit 10.43 to Form 10-K filed for the year ended February 28, 2006)
10.24	—Form of Officer Indemnity Agreement (filed as Exhibit 10.44 to Form 10-K filed for the year ended February 28, 2006)
10.25	—Indemnity Agreement for Robert G. Ashe (filed as Exhibit 10.45 to Form 10-K filed for the year ended February 28, 2006)
10.26	—Offer letter for Leslie Rechan (filed as Exhibit 10.46 to Form 8-K filed on May 15, 2006)
10.27	—Employment Agreement for Leslie Rechan (filed as Exhibit 10.47 to Form 8-K filed on May 15, 2006)
10.28	—FY07 Compensation Plan for Robert G. Ashe (filed as Exhibit 10.46 to Form 10-Q filed for the quarter ended May 31, 2006)
10.29	—FY07 Compensation Plan for Peter Griffiths (filed as Exhibit 10.47 to Form 10-Q filed for the quarter ended May 31, 2006)
10.30	—FY07 Compensation Plan for Neal Hill (filed as Exhibit 10.48 to Form 10-Q filed for the quarter ended May 31, 2006)
10.31	—FY07 Compensation Plan for John Jussup (filed as Exhibit 10.49 to Form 10-Q filed for the quarter ended May 31, 2006)
10.32	—FY07 Compensation Plan for Dave Laverty (filed as Exhibit 10.50 to Form 10-Q filed for the quarter ended May 31, 2006)
10.33	—FY07 Compensation Plan for Tom Manley (filed as Exhibit 10.51 to Form 10-Q filed for the quarter ended May 31, 2006)
10.34	—FY07 Compensation Plan for Anthony Sirianni (filed as Exhibit 10.52 to Form 10-Q filed for the quarter ended May 31, 2006)
10.35	—Amended and Restated 2003-2016 Stock Option Plan (filed as Exhibit 10.53 to Form 10-Q filed for the quarter ended November 30, 2006)

continued.....

EXHIBIT NUMBER		DESCRIPTION (continued)
	10.36	—Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 10.54 to Form 10-Q filed for the quarter ended November 30, 2006)
	10.37	—Employment Agreement for Philippe Duranton effective April 16, 2007
	10.38	—Amended Employment Agreement – Leslie Rechan effective April 27, 2007
	10.39	—Amended Employment Agreement – Peter Griffiths effective April 27, 2007
21.0		Subsidiaries of the Company
23.0		Consent of Independent Registered Public Accounting Firm
31.0		Section 302 Certificates
	31.1	—Certification of Chief Executive Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	31.2	—Certification of Chief Financial Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.0		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) The Corporation hereby files as part of this Form 10-K, the exhibits listed in Item 15(a)3, as set forth above.

(c) The Corporation hereby files as part of this Form 10-K, the schedules listed in Item 15(a)3, as set forth above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNOS INCORPORATED
(Registrant)

/s/ Tom Manley Tom Manley	April 26, 2007

Senior Vice President, Finance & Administration and
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned directors and officers of Cognos Incorporated, hereby severally constitute and appoint Robert G. Ashe and Tom Manley, and each of them singly, our true and lawful attorneys, with full power to them, and each of them singly, to sign for us in our names in the capacities below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Cognos Incorporated to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Robert G. Ashe Robert G. Ashe	President and Chief Executive Officer, and Director	April 26, 2007
/s/ Tom Manley Tom Manley	Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)	April 26, 2007
/s/ Renato Zambonini Renato Zambonini	Chairman of the Board	April 26, 2007
/s/ James M. Tory James M. Tory, Q.C.	Lead Director	April 26, 2007
/s/ John E. Caldwell John E. Caldwell	Director	April 26, 2007
/s/ Paul D. Damp Paul D. Damp	Director	April 26, 2007

/s/ Pierre Y. Ducros Pierre Y. Ducros	Director	April 26, 2007
/s/ Robert W. Korthals Robert W. Korthals	Director	April 26, 2007
/s/ Janet Perna Janet Perna	Director	April 26, 2007
/s/ John Rando John Rando	Director	April 26, 2007
/s/ Bill Russell Bill Russell	Director	April 26, 2007

Schedule II

COGNOS INCORPORATED

Valuation and Qualifying Accounts

(US$000s, U.S. GAAP)

	Balance; beginning of period	Additions charged to income	Deductions	Balance, end of period
Allowance for Doubtful Accounts[1][2]				
Fiscal Year Ended				
February 28, 2005	$9,545	$(1,068)	$ 320	$8,797
February 28, 2006	$8,797	$ 2,412	$(3,644)	$7,565
February 28, 2007	$7,565	$ (343)	$(1,636)	$5,586
Allowance for Inventory Obsolescence				
Fiscal Year Ended				
February 28, 2005	$211	$168	$(201)	$178
February 28, 2006	$178	$119	$(108)	$189
February 28, 2007	$189	$177	$(144)	$222
Deferred Tax Valuation Allowance [3]				
Fiscal Year Ended				
February 28, 2005	$9,209	$1,637	$(4,625)	$6,221
February 28, 2006	$6,221	$4,675	$(1,310)	$9,586
February 28, 2007	$9,586	$2,341	$(3,055)	$8,872

(1) In fiscal 2005 and fiscal 2007, our bad debt expense was in a credit position as our allowance for bad debt decreased due to our improved collection experience.

(2) Deductions for the allowance for doubtful accounts represent amounts written off against the reserve, net of recoveries. In fiscal 2005, the allowance for bad debt increased due to additional provisions as a result of the acquisition of Frango AB.

(3) Deductions related to the deferred tax valuation allowance represent the tax benefit from net operating loss carryforwards as their utilization became more likely than not. The tax benefit related to net loss carryforwards related to acquisitions, for which the purchase price has not been allocated, is accounted for as a credit to goodwill rather than as a reduction of the income tax provision.

INDEX OF SELECTED EXHIBITS

COGNOS INCORPORATED

SUBSIDIARIES	JURISDICTION OF INCORPORATION
Cognos AB	Sweden
Cognos A/S	Denmark
Cognos Austria GmbH	Austria
Cognos (Barbados) Limited	Barbados
Cognos B.V.	The Netherlands
Cognos Corporation	Delaware, USA
Cognos do Brasil Ltda.	Brazil
Cognos España SA	Spain
Cognos Europe Limited	United Kingdom
Cognos France S.A.S.	France
Cognos GmbH	Germany
Cognos Holdings Inc	British Columbia, Canada
Cognos Hong Kong Ltd.	Hong Kong
Cognos Hungary Asset Management LLC (Kft.)	Hungary
Cognos Ireland	Ireland
Cognos K.K.	Japan
Cognos Korea Co. Ltd.	Korea
Cognos Limited	United Kingdom
Cognos Norway AS	Norway
Cognos N.V./S.A.	Belgium
Cognos OY	Finland
Cognos Pte. Ltd.	Singapore
Cognos Pty Limited	Australia
Cognos Sdn. Bhd.	Malaysia
Cognos Services BV	The Netherlands
Cognos Software Private Ltd.	India
Cognos Software Trading (Beijing) Ltd.	China
Cognos South Africa (PTY) Ltd	South Africa
Cognos S.p.A.	Italy
Cognos (Switzerland) Ltd	Switzerland
Cognos Taiwan Limited	Taiwan
Cognos Technical Services AB	Sweden
Cognos (UK) Limited	United Kingdom
Adaytum KPS Limited	United Kingdom
Adaytum Limited	United Kingdom
Digital Aspects Holdings Ltd	United Kingdom
Digital Aspects Ltd	United Kingdom
Frango (Asia Pacific) Pte Ltd	Singapore

Continued...

SUBSIDIARIES (continued)	JURISDICTION OF INCORPORATION
Frango Nordic AB	Sweden
Frango UK Limited	United Kingdom
Gr8 Software Ltd	United Kingdom
NoticeCast Software Limited	United Kingdom
Pillar Software Europe BV	The Netherlands
Right Information Systems Limited	United Kingdom
Softa Group Limited	United Kingdom
Softa (Consulting) Limited	United Kingdom
Softa (Software) Limited	United Kingdom
3098000 Nova Scotia Company	Nova Scotia, Canada

All subsidiaries are wholly-owned by Cognos Incorporated, except:

a) Cognos Technical Services AB which is wholly-owned by Cognos AB;
b) Cognos B.V. which is wholly-owned by Cognos Ireland;
c) Cognos Corporation which is wholly-owned by Cognos Holdings Inc.;
d) Cognos Limited which is wholly-owned by Cognos Europe Limited.;
e) Cognos Software Trading (Beijing) Ltd. which is wholly-owned by Cognos (Barbados) Ltd.;
f) Cognos Software Private Ltd. which is wholly-owned by Cognos Pte. Ltd.;
g) Frango UK Ltd which is wholly-owned by Pillar Software Europe BV;
h) Cognos France S.A.S., Cognos N.V./S.A., Cognos Austria GmbH, Cognos S.p.A., Cognos (Switzerland) Ltd, Cognos España SA, Cognos Taiwan Ltd, Cognos Services BV, Cognos Korea Co. Ltd, and Cognos OY which are wholly-owned by Cognos B.V.;
i) Adaytum Limited which is wholly-owned by Cognos Corporation;
j) Digital Aspects Holdings Ltd, (which wholly-owns Digital Aspects Ltd and Gr8 Software Ltd), and Softa Group Ltd, (which wholly-owns Softa (Software) Ltd and Softa (Consulting) Ltd), as well as Cognos (UK) Ltd and Adaytum KPS Ltd, are wholly-owned by Cognos Limited; and
k) Pillar Software Europe BV, Cognos Norway AS, Cognos Sdn. Bhd., Cognos A/S, and Frango Nordic AB are wholly-owned by Cognos Technical Services AB.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report (Form 10-K) of Cognos Incorporated for the year ended February 28, 2007 of our reports dated March 28, 2007 with respect to the consolidated financial statements and financial statement schedule of Cognos Incorporated, Cognos Incorporated management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Cognos Incorporated.

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 33-39562) pertaining to the 1988-1993 Stock Option Plan;
(2) Registration Statement (Form S-8 No. 33-72402) pertaining to the 1993-1998 Cognos Employee Stock Purchase Plan;
(3) Registration Statement (Form S-8 No. 33-72404) pertaining to the 1993-1998 Stock Option Plan;
(4) Registration Statement (Form S-8 No. 333-8552) pertaining to the 1997-2002 Stock Option Plan;
(5) Registration Statement (Form S-8 No. 333-102793) pertaining to the 2002-2005 Restricted Share Unit Plan;
(6) Registration Statement (Form S-8 No. 333-102794) pertaining to the Adaytum, Inc. 1999 Stock Option Plan;
(7) Registration Statements (Forms S-8 Nos. 333-107965, 333-117981 and 333-128886) pertaining to the 2003-2008 Stock Option Plan;
(8) Registration Statement (Form F-10 No. 333-90870);
(9) Registration Statement (Form S-8 No. 333-138385) pertaining to the 2003-2016 Stock Option Plan;
(10) Registration Statement (Form S-8 No. 333-138383) pertaining to the 2002-2015 Restricted Share Unit Plan; and
(11) Registration Statement (Form S-8 No. 333-137535) pertaining to the Stock Option Agreement with the Cognos Incorporated Chief Operating Officer.

of our reports dated March 28, 2007, with respect to the consolidated financial statements and financial statement schedule of Cognos Incorporated, Cognos Incorporated management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Cognos Incorporated which are included in this Annual Report (Form 10-K) of Cognos Incorporated.

Ottawa, Canada
April 27, 2007

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Exhibit 31.1

CERTIFICATION

I, Robert G. Ashe, President and Chief Executive Officer certify that:

1. I have reviewed this annual report on Form 10-K of Cognos Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 27, 2007	/s/ Robert G. Ashe
Date	Robert G. Ashe, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer) certify that:

1. I have reviewed this annual report on Form 10-K of Cognos Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 27, 2007	/s/ Tom Manley
Date	Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)

Exhibit 32

CERTIFICATION PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cognos Incorporated (the "**Company**") on Form 10-K for the period ended February 28, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "**Report**"), we, Robert G. Ashe, President and Chief Executive Officer of the Company, and Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 27, 2007	/s/ Robert G. Ashe
Date	Robert G. Ashe, President and Chief Executive Officer
April 27, 2007	/s/ Tom Manley
Date	Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)

This certification is being submitted solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liability of that section, nor will the certification be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.

Directors and Corporate Officers

Board of Directors

Renato Zambonini
Board Chair,
Cognos Incorporated

Robert G. Ashe
President and Chief Executive Officer,
Cognos Incorporated

John E. Caldwell [2]
President and Chief Executive Officer,
SMTC Corporation

Paul D. Damp [2]
Managing Partner,
Kestrel Capital Partners

Pierre Y. Ducros [1,2]
President,
P. Ducros & Associates Inc.

Robert W. Korthals [1,3]
Corporate Director

Janet R. Perna [2]
Corporate Director

John Rando [3]
Corporate Director

Bill Russell [2,3]
Corporate Director

James M. Tory, Q.C. [1]
Lead Director,
Cognos Incorporated,
Chair Emeritus and Corporate Counsel,
Torys LLP

[1] Member of the Corporate Governance and Nominating Committee
[2] Member of the Audit Committee
[3] Member of the Human Resources and Compensation Committee

Executive Officers

Robert G. Ashe
President and
Chief Executive Officer

Philippe Duranton
Senior Vice President,
Human Resources

Peter Griffiths
Senior Vice President, Products

W. John Jussup
Senior Vice President,
Chief Legal Officer and
Corporate Secretary

David Laverty
Senior Vice President,
Global Marketing and Chief
Marketing Officer

Tom Manley
Senior Vice President,
Finance and Administration
and Chief Financial Officer

Les Rechan
Chief Operating Officer

Other Corporate Officers

Diana Cianciusi
Assistant Corporate Secretary
and Senior Counsel,
Corporate Operations

S. Grant Gardiner
Assistant Corporate Secretary
and Senior Corporate Counsel

Frank Paveck
Vice President,
Corporate Controller

Cognos is the world leader in business intelligence (BI) and performance management solutions. We provide world-class enterprise BI, planning and consolidation software and services to help companies plan, understand and manage financial and operational performance. Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give our customers a complete performance solution. We provide an open and adaptive solution that leverages an organization's ERP, packaged applications, and database investments.

Cognos serves more than 23,000 customers in more than 135 countries. Our solutions and services are also available from more than 3,000 worldwide partners and resellers.

Copies of Cognos' Annual Report on Form 10-K (including its exhibits) and Quarterly Reports on Form 10-Q, made with the United States Securities and Exchange Commission (SEC) and with Canadian Securities Administrators, may be accessed as soon as reasonably practicable after filing with the SEC from our Web site at www.cognos.com. This information can also be retrieved electronically by accessing the Corporation's public filings on EDGAR in the United States at www.sec.gov, and on SEDAR in Canada at www.sedar.com. All documents required to be filed in the United States or in Canada are also available without charge by contacting Cognos Corporate Relations at 3755 Riverside Drive, P.O. Box 9707, STN. T, Ottawa, Ontario, Canada K1G 4K9.

Shareholder contact information:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Ph: 800-564-6253
e-mail: service@computershare.com

www.cognos.com

Printed in Canada
(05/07)

0 5 5 1 9 1

END